As filed with the Securities and Exchange Commission on November 5, 2007

Registration No. 333-145666

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRECISION THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	8071	25-1762624
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2516 Jane Street

Pittsburgh, PA 15203

(412) 432-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sean C. McDonald

Chief Executive Officer

2516 Jane Street

Pittsburgh, PA 15203

(412) 432-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Darren K. DeStefano

Brian F. Leaf

Cooley Godward Kronish LLP

One Freedom Square, Reston Town Center

11951 Freedom Drive

Reston, VA 20190-5656

(703) 456-8000

Suzanne Sawochka Hooper

Cooley Godward Kronish LLP

Five Palo Alto Square, 3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

Gregory P. Rodgers Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200 Charles K. Ruck Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

(Subject to completion) issued November 5, 2007

Prospectus

                     shares

Common stock

We are offering              shares of our common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “PRCN.”

Investing in the common stock involves risks. See “ Risk Factors” beginning on page 11.

Price $         per share

	Price to public	Underwriting discounts and commissions	Proceeds to company before expenses
Per share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to an additional              shares of common stock to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2007.

JPMorgan	Piper Jaffray

JMP Securities

The date of this prospectus is                     , 2007.

ChemoFx®Assay Patient Report

PATIENT INFORMATION

PATIENT: (PHI)

DOB: (PHI)

REQ. PHYSICIAN: (PHI)

FACILITY: (PHI)

SPECIMEN INFORMATION

PTI ACCESSION #: WP000000 PTI RECEIVED DATE: (PHI) COLLECTION DATE: (PHI)

REPORT DATE: 07/01/2007 PATHOLOGY #: (PHI) SPECIMEN SITE: omentum

HISTOLOGIC DATA: (PHI)

TESTING INFORMATION

SINGLE AGENTS: 6 COMMENTS: (PHI)

COMBINATION AGENTS: 1

IN VITRO RESPONSE SUMMARY (Agents are listed according to requested priority within each response class)

DOXORUBICIN CARBOPLATIN/GEMCITABINE CARBOPLATIN

TOPOTECAN DOCETAXEL GEMCITABINE

PACLITAXEL

Intermediate Response

Non-Responsive

Responsive

DOXORUBICIN

TOPOTECAN

CARBOPLATIN/ GEMCITABINE

DOCETAXEL

CARBOPLATIN GEMCITABINE PACLITAXEL

Laboratory Director: Karl E. Williams, MD, MPH

This test is not to be used independently for purposes of medical diagnosis, prognosis, or treatment, but may be used in conjunction with other recognized, standard, laboratory and diagnostic tests and procedures, and with the experience and clinical judgement of a physician. This test was developed, and its performance characteristics determined, by Precision Therapeutics, Inc. It has not been cleared or approved by the U.S. Food and Drug Administration. The FDA has determined that such clearance or approval is not necessary. This test is used for clinical purposes and should not be regarded as investigational or for research purposes. R20050822 v3.3.5

PRECISION THERAPEUTICS, INC. | 2516 JANE STREET PITTSBURGH, PA 15203 | 800.547.6165 | WWW.PTILABS.COM | CLIA: 39D0914551

You should rely only on the information contained in this prospectus and any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information contained in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but information may have changed since that date.

i

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all of the information you should consider. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” beginning on page 11 and the financial statements and related notes included elsewhere in this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “Precision Therapeutics,” “we,” “us” and “our” refer to Precision Therapeutics, Inc.

Overview

Precision Therapeutics is a life sciences company developing and commercializing tests intended to assist physicians in individualizing cancer therapy in an effort to improve treatment outcomes. We have developed and currently market our proprietary ChemoFx test. ChemoFx is a chemoresponse test, a type of test that uses a patient’s live tumor cells to assess his or her likelihood of responding to various cancer drugs, or drug combinations, that the patient’s physician is considering for treatment. ChemoFx measures both the responsiveness, or sensitivity, of tumor cells to particular drugs, as well as their resistance. Currently, our sales and marketing efforts target the gynecologic cancer market, which includes various types of ovarian, uterine, cervical, vaginal and vulvar cancers, although we also receive and test tumor samples from patients with non-gynecologic cancers. We believe that among gynecologic oncologists, there is established usage of earlier-generation chemoresponse tests, and we have focused our sales and marketing team on this market segment. In our clinical study published in 2006, ovarian cancer patients treated only with a drug or drug combination to which their tumor cells were classified as responsive by ChemoFx experienced a median tumor progression-free interval approximately three times the median progression-free interval for patients treated only with drugs classified as non-responsive. We also receive orders for a variety of other tumor types and we intend to leverage our clinical and sales and marketing experience in gynecologic cancers to market ChemoFx for additional indications such as breast, lung and colorectal cancers.

We estimate that each year there are an aggregate of over 900,000 rounds of chemotherapy prescribed for ovarian, breast, lung and colorectal cancers in the United States for which current clinical guidelines do not specify a preferred therapeutic standard. Of these, we estimate that approximately 75,000 rounds of chemotherapy are prescribed for late-stage primary or recurrent ovarian cancer, which is within our initial target market. Our market opportunity encompasses solid tumor cancers for which the choice among chemotherapy treatments is ambiguous, either because multiple accepted alternatives exist or because no standard of care has yet been defined. In some types or stages of cancers, a single choice or a small number of treatment choices are recommended by clinical guideline standard organizations, and we do not expect to market ChemoFx for these types or stages of cancers. However, in many types and stages of cancer, especially in recurrent cases, there may be no universally accepted chemotherapeutic standard of care. The Food and Drug Administration, or FDA, has approved 56 direct-acting cancer drugs for commercial use with solid tumors, and approximately 400 additional drugs are currently in clinical development. A drug or drug combination that is clinically effective for one patient may be ineffective for another patient with a tumor of the same type. In order to minimize the side effects and costs of ineffective chemotherapy, there is increasing need for a test to assist physicians in selecting for each patient the chemotherapy that has the best chance of success. Our user-friendly ChemoFx report classifies the patient’s tumor as “responsive,” “intermediate” or “non-responsive” to each drug or drug combination requested by a physician. With this information, we believe physicians can more effectively individualize treatment decisions for their patients.

As the intrinsic cell response to a chemotherapeutic agent is the main determinant of tumor response, we have designed ChemoFx to analyze this tumor cell behavior. One advantage to this approach is our ability to generalize the test to existing as well as newly-developed agents that directly affect the tumor. We test samples of a patient’s live tumor cells obtained from a biopsy or surgical procedure. ChemoFx requires a minimum sample size of 35 milligrams for solid tumors. The ordering physician can provide a list of up to

12 drugs or drug combinations to be tested against the sample, regardless of its size above our minimum requirement. While ChemoFx has the technological capability to test more than 12 drugs or drug combinations, our average order size is between six and eight drugs or drug combinations and our experience has been that the vast majority of physician orders are for less than 12 drugs and drug combinations. As a result we have limited the number in our standard order form which we believe addresses physician demand while also taking into account the time required to grow a sufficient number of malignant cells for testing. The ChemoFx process is composed of four key steps: enriching and expanding the malignant tumor cells, challenging the cells with a broad concentration range of the selected chemotherapies, directly measuring the surviving cells and interpreting of the results. We then classify the tumor’s responsiveness to each drug or drug combination tested and provide a report to the ordering physician. Depending on the patient’s tumor, it generally takes between 14 and 35 days from the time that we receive a specimen to provide a final report to the ordering physician. We perform all ChemoFx testing at our laboratory, which is located in Pittsburgh, Pennsylvania and certified under the Clinical Laboratory Improvement Amendments of 1988.

We seek to build a body of evidence demonstrating the clinical utility of ChemoFx across multiple tumor types by sponsoring and conducting clinical studies. These studies are intended to support widespread adoption of ChemoFx by physicians and favorable coverage and reimbursement policies by third-party payors. We have completed three clinical outcome studies supporting the use of ChemoFx in ovarian cancer, and we are currently participating in prospective clinical trials for ovarian and breast cancers, as well as the establishment of an observational patient registry.

We offer ChemoFx at a list price of $450 per drug or drug combination tested, and since the beginning of 2006 our average invoiced price per test billed has been approximately $3,300. For patients with Medicare coverage, Medicare pays a fixed setup fee regardless of the cancer type tested, and then, for gynecologic cancers, generally pays a fixed amount for each drug or drug combination tested in accordance with a fee schedule. Claims to Medicare in non-gynecologic cancers that are not paid upon initial submission are appealed. Patients are not billed on any denied Medicare claims. There are no established drug-based limitations on our seeking reimbursement from Medicare. For claims to be submitted to other third-party payors, such as health plans, including Medicare health maintenance organizations and preferred provider organizations, we generally receive an assignment of benefits from the patient. This allows us to file claims to the patient’s health plan and to pursue an appeal in the event the health plan fails to provide coverage or adequate reimbursement for ChemoFx. Patients with private insurance are also responsible for applicable co-payments, deductibles and co-insurance as required by their policies. Because we pursue multiple levels of appeal with a health plan, and because those appeals may take over a year, claims may be in active appeal for multiple reporting periods after the period in which they were originally submitted. For example, as of September 30, 2007, we have been reimbursed for 71% of our gross commercial billings for the year ended December 31, 2005 for which the appeals and patient collection processes have ended. However, for that same time period, 57% of our gross billings to commercial payors are still in active appeal or collections. In the event that we exhaust all appeals with a health plan without obtaining an acceptable level of reimbursement, where allowed, we invoice the patient for the unpaid amount, although some patients may be eligible for a full or partial discount under our compassionate care program.

Our average net revenue per test billed is less than our average invoiced price because many payors currently do not provide coverage or reimburse us for ChemoFx. Those payors that cover and reimburse us for ChemoFx generally pay amounts approximating our billed charges, but in some cases we may receive substantially less. In the second quarter of 2006, Medicare began paying for all ChemoFx tests involving gynecologic cancers upon initial claim submission. We have also been fully or partially reimbursed by over 425 different private payors, including managed care organizations, on a case-by-case basis for numerous cancer types. We have achieved increased adoption of ChemoFx since the publication of our ovarian cancer study in January 2006, our receipt of prospective Medicare coverage and the establishment of our direct sales force in August 2006. In the nine months ended September 30, 2007, we billed for approximately 1,000 specimens in over 30 different types of cancer, as classified by the National

Cancer Institute, of which approximately 75% were gynecologic in nature, with approximately 80% of those being ovarian.

For further information regarding the clinical validation of ChemoFx referenced above, see “Business—Clinical Validation of ChemoFx.” In addition, the clinical validation of ChemoFx is subject to a number of limitations. For example, the predictive ability of ChemoFx in cancer types other than ovarian cancer has not yet been demonstrated in clinical outcome studies. Furthermore, the clinical studies that we are currently conducting or in which we are participating, as well as future clinical studies that we may commence, may not be completed in a timely manner or may have uncertain or unfavorable outcomes, in each case due to factors such as patient behavior, regulatory changes, third-party clinical investigator performance or failures in study design, some of which factors may be out of our control.

Our Market Opportunity

The American Cancer Society currently estimates that over ten million people in the United States are living with or have a history of cancer and that in 2007, more than 1.4 million people in the United States will develop cancer and approximately 560,000 people will die from the disease. Additionally, for ovarian cancer alone, approximately 22,400 women are expected to be diagnosed with primary cancer, and 15,300 are expected to die from the disease. When a cancerous tumor may not have been completely removed by surgery or may spread to other parts of the body, patients may receive chemotherapy. Chemotherapy usually involves the use of toxic drugs in an effort to kill cancer cells or to stop or slow their growth.

For late-stage and recurrent cancers, currently marketed chemotherapies often have demonstrated low response rates in clinical studies of large patient populations. For example, guidelines published by the National Comprehensive Cancer Network, or NCCN, include 19 “acceptable” drugs for recurrent ovarian cancer, which generally achieved clinical responses in only 3% to 56% of the patients evaluated in clinical studies. In addition, a cancer patient’s response to a specific chemotherapy is often idiosyncratic and not individually predictable based on existing clinical data. Due to the low response rates of FDA-approved drugs in many cancers and increases in the number of available chemotherapies, physicians are often forced into a trial-and-error approach to select drugs to which patients’ tumors may respond. A round of chemotherapy, however, can cost tens of thousands of dollars or more in cancer and supportive care drug costs, as well as physician administration costs. More importantly, each round can take months to complete, during which time a patient’s tumor may progress in the case of ineffective therapies, and can dramatically impact a patient’s quality of life. Patients usually experience a wide range of acute toxicities, including infection, mouth and throat pain, weight loss, fatigue, hair loss, fingernail and toenail loss, rashes and injection site reactions. Moreover, it may take weeks or months to determine that a particular therapy is not working before switching to an alternative treatment, which can reduce the probability that those subsequent rounds of chemotherapy will be effective. Long-term effects of chemotherapy can include cognitive impairment, cardiac tissue damage, infertility, disease of the central nervous system, chronic fatigue, secondary malignancies and personality changes.

For decades, physicians have sought to guide their choices among accepted chemotherapies by testing drugs against patients’ tumor cells in the laboratory. However, we believe that prior attempts have suffered from a number of limitations. For example, earlier-generation tests have generally focused only on identifying drugs to which a tumor sample shows extreme levels of resistance in the laboratory and that are, therefore, unlikely to be effective against a patient’s tumor. Though extreme drug resistance tests may help doctors decide which drugs to rule out, they do not measure sensitivity to a particular drug or drug combination and therefore cannot identify which cancer drugs are most likely to be effective. In addition, these tests typically require large tumor samples, limiting their application to situations in which a large amount of tumor tissue is available, which is frequently not the case with many types and stages of cancer.

Our Solution — ChemoFx

ChemoFx is designed to address the problem posed by the wide range of therapeutic options, each of which may benefit only a subset of cancer patients. We believe that ChemoFx enables physicians to more effectively design an individualized treatment plan with an increased likelihood of tumor response, while potentially avoiding toxic, yet ineffective, chemotherapy regimens. ChemoFx is intended to be part of a physician’s decision-making process, not to displace physician judgment or override an existing standard of care.

ChemoFx delivers the following benefits to physicians, patients and third-party payors:

•

Improved quality of treatment decisions.    As demonstrated in our clinical studies in ovarian cancer, we believe that we can improve clinical outcomes by identifying drugs to which a patient’s tumor is more likely to be responsive, thus enabling physicians to more effectively individualize chemotherapy treatment to a patient’s tumor.

•

Improved economics of cancer care.    We believe that improving the quality of treatment decisions can also result in significant economic benefits to payors and patients by reducing the costs associated with ineffective, yet expensive, chemotherapy treatments.

We believe that our solution has the following advantages:

•

Provides physicians with actionable test results.    By challenging tumor cells with a broad range of pharmacologically relevant concentrations of each drug or drug combination, ChemoFx provides physicians with information about both tumor resistance and sensitivity. The ChemoFx report graphically classifies each drug or drug combination into one of three categories of responsiveness.

•

Enables testing of a wide range of chemotherapies and cancer types.    ChemoFx is currently available for use with 26 of the most commonly used chemotherapy drugs, or combinations of these drugs. There are 56 cancer drugs currently approved for commercial use in the United States that act by targeting cancerous cells, and as part of our research and development efforts we are continually seeking to expand the number of these drugs available for testing. We generally add a chemotherapy to ChemoFx as physicians begin to request it with reasonable frequency. While ChemoFx is currently not available for testing with non-tumor-acting agents, such as anti-angiogenesis drugs, or other hormone-related therapies, we are seeking to enhance the current test to increase the number and types of drugs available for testing. ChemoFx can be applied to most types of solid cancer tumors, and while approximately 75% of our tests billed in 2007 have been on ovarian or other gynecologic tumors, to date we have tested more than 30 different types of tumors, as categorized by the National Cancer Institute, including three types of ovarian cancer and six other non-ovarian gynecologic cancers.

•

Requires smaller sample sizes.    ChemoFx requires approximately 35 milligrams of tumor tissue for solid specimens, a sample about one-third the size of a pea, which can be provided by a surgical procedure or by two to three core needle biopsies. The test can also be performed with tumor cells from fluid sample of approximately 100 milliliters. We believe that smaller sample requirements will enable ChemoFx to be used in multiple cancer indications, both at earlier stages of cancer detection and in recurrent cancers, in which only small samples may be available.

•

Employs a direct, quantitative approach.    We determine tumor responsiveness by directly measuring the number of surviving tumor cells after chemotherapy is administered to live tumor cells at different concentrations. By profiling live cells, ChemoFx integrates all of the biologic factors contributing to a tumor’s cellular response. We believe that this direct measurement of a drug’s effect on live cells can be more predictive of clinical effectiveness of the drug than indirect measurement techniques used to extrapolate expected cell survival.

•

Delivers high quality, reliable information.    Our technician-supervised, automated process includes the testing of ten separate concentrations in triplicate for each drug or drug combination ordered. This reduces the probability that the variability in chemoresponse we measure is the result of factors in the testing process and includes the testing of ten separate concentrations for each drug or drug combination ordered in triplicate.

Our Business Strategy

We seek to make ChemoFx a part of the standard of care for patients for whom there are a number of accepted chemotherapy alternatives or for whom no generally accepted treatment protocol exists. Key elements of our strategy include:

•	Driving adoption of ChemoFx in gynecologic cancers;

•	Demonstrating the value of ChemoFx through clinical studies;

•	Achieving broad-based coverage and reimbursement from payors;

•	Expanding the use of ChemoFx in additional cancers; and

•	Evaluating the use of our platform for additional classes of therapies.

Our current sales and marketing strategy targets the approximately 700 gynecologic oncologists in the United States who perform surgeries and administer chemotherapy to patients. Our direct sales approach emphasizes the potential clinical and economic benefits of ChemoFx and the scientific validation supporting its use. As of September 30, 2007, our selling and marketing team consisted of 31 employees. We intend to further expand our sales and marketing organization to broaden our ability to call on gynecologic oncology offices, operating rooms and pathology departments in order to educate doctors, nurses and pathologists throughout the United States on the uses and benefits of ChemoFx.

Risks Associated with our Business

We are a life sciences company with historical net operating losses, and our operations to date have generated substantial and increasing needs for cash. Our business and our ability to execute on our business strategy are subject to many risks of which you should be aware before you decide to buy our common stock. These risks are discussed more fully in “Risk Factors” beginning on page 11. For example:

•

We have a single commercial product offering, ChemoFx, and as a result, for the foreseeable future, we expect to derive substantially all of our revenues from sales of this product. If we are unable to increase sales of ChemoFx or successfully develop and commercialize other products, our revenues and our ability to achieve profitability would be impaired, and the market price of our common stock could decline.

•

If third-party payors do not provide reimbursement for ChemoFx, its commercial success and our revenue stream could be compromised. Physicians and patients may decide not to order ChemoFx unless managed care organizations and government payors, including Medicare, pay a substantial portion of the test’s price.

•

If the FDA subjects ChemoFx to regulation as a medical device, we could incur substantial costs, including for new clinical studies, for ChemoFx to meet requirements for premarket clearance or approval, we could be required to halt marketing of ChemoFx and we could experience significant delays in commercializing any future products.

•

While we receive tumor samples from, and perform testing on, many cancer types, the ability of our ChemoFx test to predict tumor responsiveness to selected types of chemotherapy has not yet been demonstrated in completed clinical outcome studies in cancer types other than ovarian cancer. All of our ongoing clinical studies are in patients with ovarian or breast cancer, although those studies have not yet been completed, and to date we have not conducted any clinical studies in patients with other cancers. We may also determine that certain patient characteristics could affect tumor response rates to particular chemotherapies, which could lead to misleading or contradictory data on the usefulness of ChemoFx.

•

We have incurred substantial net losses since our inception and we expect to incur additional losses this year and in future years. We have financed our operations primarily through private placements of our equity securities. To date, we have generated only minimal revenues, and we may never achieve revenues sufficient to offset expenses.

Corporate Information

We were incorporated in Pennsylvania in April 1995 and reincorporated in Delaware in November 2000. Our principal executive office is located at 2516 Jane Street, Pittsburgh, Pennsylvania 15203. Our telephone number is (412) 432-1500. Our website address is www.precisiontherapeutics.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus.

We use Precision Therapeutics®, ChemoFx® and the Precision Therapeutics logo as trademarks and service marks in the United States and other countries. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry, including our general expectations of our market opportunity, is based on information from third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as management’s experience in the industry, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. Our estimates have not been verified by any independent source, and we have not independently verified any third-party information.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Initial public offering price	$ per share

Use of proceeds
We currently expect to use the net proceeds from this offering as follows:

• approximately $ million to hire additional sales and marketing personnel and to support costs associated with increased sales and marketing activities;

• approximately $ million to fund our research and development programs to expand the capabilities of our ChemoFx platform;

• approximately $ million to fund our ongoing clinical studies of ChemoFx in patients with ovarian and breast cancers: and

• the balance for other general corporate purposes.

These estimates are subject to change. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	PRCN

The number of shares of our common stock that will be outstanding immediately after this offering is based on 42,334,393 shares of capital stock outstanding as of September 30, 2007 and              shares of our common stock issuable upon the automatic conversion of convertible promissory notes in the aggregate principal amount of $9.5 million, issued in August 2007, based on an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, and excludes:

•

7,884,790 shares of our common stock issuable upon the exercise of all options outstanding under our 1996 Stock Option Plan and our 2000 Stock Plan, at a weighted average exercise price of $0.68 per share;

•	1,470,295 shares of our common stock reserved for future issuance under our 2000 Stock Plan;

•	2,355,661 shares of our common stock issuable upon the exercise of outstanding warrants, at a weighted-average exercise price of $0.23 per share; and

•

an aggregate of              shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors’ Stock Option Plan and 2007 Employee Stock Purchase Plan, each of which will become effective immediately upon the execution of the underwriting agreement relating to this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	a -for- reverse stock split of our common stock and preferred stock on or prior to the closing of this offering, which will be reflected in an amendment to this prospectus;

•	the automatic conversion of all of the outstanding shares of our preferred stock into an aggregate of 38,443,420 shares of our common stock immediately prior to the closing of this offering;

•

the automatic conversion of outstanding convertible promissory notes in the aggregate principal amount of $9.5 million, issued in August 2007, into              shares of our common stock upon the closing of this offering, based on an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus;

•	the filing of an amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following tables summarize our financial data. We have derived the following summary of our statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited financial statements appearing elsewhere in this prospectus. We have derived the following summary of our statements of operations data for the nine months ended September 30, 2006 and 2007 and balance sheet data as of September 30, 2007 from our unaudited financial statements appearing elsewhere in this prospectus. We have prepared our unaudited financial statements to reflect all adjustments, which include normal recurring adjustments, necessary to state fairly our financial position and results of operations. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Years ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
	(In thousands, except shares and per share data)

Statements of operations data:
Net revenues(1)	$1,549	$1,920	$846	$394	$1,671
Laboratory costs	984	978	1,078	735	1,327

Gross profit (loss)	565	942	(232)	(341)	344

Operating expenses:
Sales and marketing	307	376	1,801	999	3,607
Research and development	3,003	2,814	4,682	3,179	3,576
General and administrative	2,752	2,282	2,452	1,521	2,729
Depreciation	243	226	171	137	139

Total operating expenses	6,305	5,698	9,106	5,836	10,051

Loss from operations	(5,740)	(4,756)	(9,338)	(6,177)	(9,707)
Interest and other income	64	73	734	547	654
Interest expense	(75)	(57)	(43)	(25)	(424)
Embedded derivative expense	—	—	—	—	(4,066)

Net loss	$(5,751)	$(4,740)	$(8,647)	$(5,655)	$(13,543)

Net loss per share—basic and diluted(2)	$(1.20)	$(1.30)	$(2.30)	$(1.50)	$(3.58)

Weighted average shares outstanding—basic and diluted(2)	4,779,214	3,642,006	3,761,425	3,761,186	3,784,522

Pro forma as adjusted net loss per share—basic and diluted (unaudited)(2)(3)					$

Pro forma as adjusted weighted average shares outstanding—basic and diluted (unaudited)(2)(3)

(1)

During the year ended December 31, 2003, we curtailed our sales efforts with respect to an earlier version of ChemoFx. During the years ended December 31, 2004 and 2005, and much of the nine months ended September 30, 2006, we did not have an active sales force, although we continued to process specimens and invoice for tests performed. During the years ended December 31, 2004, 2005 and 2006, net revenues included revenues of $1,234, $1,666 and $332, respectively, relating to Medicare tests performed in prior periods for which payment had been originally denied, but for which we received payment upon appeal and recognized revenue on a cash basis.

(2)	See note 1 to our financial statements for a description of the method used to compute basic and diluted net loss per share.
(3)

Assumes the automatic conversion of all of the outstanding shares of our preferred stock into an aggregate of 38,443,420 shares of our common stock immediately prior to the closing of this offering, the automatic conversion of convertible promissory notes in the aggregate principal amount of $9,549, issued in August 2007, into          shares of our common stock upon the closing of this offering, based on an assumed initial public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus, and the sale of          shares of our common stock at an assumed initial public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents summary balance sheet data:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give further effect to:

•	the automatic conversion of all of the outstanding shares of our preferred stock into an aggregate of 38,443,420 shares of our common stock immediately prior to the closing of this offering;

•

the automatic conversion of convertible promissory notes in the aggregate principal amount of $9.5 million, issued in August 2007, into          shares of our common stock upon the closing of this offering, based on an assumed initial public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus; and

•

the sale of          shares of our common stock at an assumed initial public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2007
	Actual	Pro forma as adjusted(1)
	(Unaudited)	(Unaudited)
	(In thousands)

Balance sheet data:
Cash and cash equivalents	$15,540
Working capital deficit	(1,147)
Total assets	21,986
Convertible promissory notes(2)	13,615
Long-term debt, including current portion, net of debt discount	3,437
Total liabilities	21,046
Convertible preferred stock	39
Total stockholders’ equity	940

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Amount represents gross proceeds of $9,549 and includes an embedded derivative valued at $4,066.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. If any of these risks actually occur, our business could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Concerning our Business

Our financial results depend on sales of one test, ChemoFx, and we will need to generate sufficient revenues from this and other tests to run our business.

To date, we have a single commercial product offering, ChemoFx. As a result, for the foreseeable future, we expect to derive substantially all of our revenues from sales of ChemoFx. We have sold ChemoFx commercially since 1997, but we have only been selling the currently-marketed enhanced version of this test since July 2006. We are in the early stages of research and development for other products that we may offer, as well as enhancements to ChemoFx. We are not currently able to estimate when we may be able to commercialize any additional products or enhancements to ChemoFx or whether we will be successful in doing so. If we are unable to increase sales of ChemoFx or successfully develop and commercialize other products, our revenues and our ability to achieve profitability would be impaired, and the market price of our common stock could decline.

If third-party payors, including managed care organizations and Medicare, do not provide adequate coverage and reimbursement for ChemoFx, its commercial success and our revenue stream could be harmed.

ChemoFx has a current list price of $450 per drug or drug combination tested. The average order is typically for six to eight drugs, and our average invoiced price has been approximately $3,300 per test billed. Our average net revenue per test billed is less than our average invoiced price because many payors currently do not provide coverage or reimburse us for ChemoFx. Those payors that cover and reimburse us for ChemoFx generally pay amounts approximating our billed charges, but in some cases we may receive substantially less. Physicians and patients may decide not to order ChemoFx unless third-party payors, such as managed care organizations and government payors, including Medicare, pay a substantial portion of the test’s price. There is significant uncertainty concerning third-party coverage and reimbursement of any test incorporating new technology, including ChemoFx. We do not know the extent or type of coverage for other predictive tests offered by our competitors. However, one of these competitors, Oncotech, has been specifically identified in some non-coverage decisions by third-party payors. Some major insurance carriers, including Aetna, Cigna, and United Healthcare, have non-coverage policies in place for the category of chemosensitivity and chemoresistance assays. While ChemoFx is not specifically named in these policies, and we have had individual claims for ChemoFx paid by these insurers on a case-by-case review, we could be identified specifically in these non-coverage decisions in the future, which could adversely affect our ability to receive reimbursement for ChemoFx. Coverage and reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that ChemoFx is:

•	not experimental or investigational;

•	medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	supported by peer-reviewed publications.

Since each payor makes its own decision as to whether to establish a policy to cover and reimburse for our test, seeking these approvals is a time-consuming and costly process. To date, we have secured prospective coverage and payment for our test in gynecologic cancers from Highmark Medicare Services, our Medicare Part B carrier, which governs all Medicare claims with respect to ChemoFx, regardless of the location of the patient or physician. As a result of this coverage and payment decision, we receive reimbursement from

Medicare upon our initial claim submission for the ChemoFx test in gynecologic cancers, rather than on a case-by-case basis. However, Highmark retains the ability to change its coverage and reimbursement policies at any time. Additionally, we have secured payment for the test from over 425 commercial payors on a case-by-case basis. Because we do not have coverage policies in place with commercial payors, in the event that we are not paid upon initial claims submission we must pursue an appeal with a commercial payor in order to be reimbursed for ChemoFx. The number and levels of appeal, are unique to each insurance company, but it often takes an extended period of time for our claims to be fully resolved. For example, of our gross billings to commercial payors for the year ended December 31, 2005, 57% of such gross billings remained under appeal as of September 30, 2007, and we may not ultimately receive reimbursement for many of these gross billings. Of the gross billings to commercial payors for the year ended December 31, 2005 for which the appeals process and any efforts to collect remaining balances from the patient have ended, we were reimbursed for 71% of such gross billings. While we are working towards obtaining coverage policies from commercial payors that currently do not provide coverage for ChemoFx or otherwise reimburse only on a case-by-case basis, we cannot be certain that coverage or reimbursement for ChemoFx will be provided in the future by any commercial payors.

Several entities conduct technology assessments of new medical tests and devices and provide the results of their assessments for informational purposes to other parties. These assessments review and evaluate evidence on the benefits and effectiveness of new technologies, among other things, and may be used by third-party payors and healthcare providers, such as Blue Cross and Blue Shield plans, which collectively provide healthcare coverage for nearly one-third of all Americans, as grounds to deny coverage for a test or procedure. While ChemoFx has not specifically been evaluated by these organizations, negative technology assessments have been issued regarding the category of chemotherapy sensitivity and resistance assays, or CSRAs. For example, in September 2004, two technology assessments, one conducted by the Blue Cross and Blue Shield Association’s Technology Evaluation Center, and one conducted by a working group from the American Society of Clinical Oncology, or ASCO, concluded that current clinical data related to CSRAs did not support the routine use of these assays. There can be no assurance that we will be able to obtain favorable technology assessments for ChemoFx that would help us to obtain favorable coverage policies from health plans. Even if we obtain such policies from third-party payors, insurers may withdraw their policies, cancel their contracts with us at any time or stop covering and reimbursing us for our test, which would reduce our revenue.

Since 2004, Highmark Medicare Services has instructed us to use a non-specific pathology billing code for ChemoFx because there is no specific billing code for our test. Highmark also has established a payment rate for the test in accordance with a fee schedule. If the test is classified under a specific billing code in the future, the Medicare payment rate for ChemoFx would likely be established at a national level by the Centers for Medicare and Medicaid Services, or CMS, the agency responsible for implementing the Medicare program. We cannot predict the full payment impact of a classification of the test under a specific billing code.

In 2006, CMS considered whether a provider may bill its Medicare contractor for claims for chemosensitivity tests performed on Medicare beneficiaries who were hospital inpatients at the time the tumor tissue samples were obtained or whether such claims must be incorporated in the payment that the hospital receives for its services related to the patient’s inpatient stay. Effective January 1, 2007, CMS issued a final rule clarifying that the date of service for chemosensitivity tests performed on Medicare beneficiaries who were hospital inpatients at the time the tumor tissue samples were obtained may be the date on which the test was performed, but only if the patient’s physician orders the chemotherapeutic agents to be tested at least 14 days following the date of the patient’s discharge from the hospital and if other specified conditions are met. To the extent the agents to be tested are ordered prior to the end of this 14-day period, the date of service should be considered to be the tissue collection date, which may result in the test being considered a part of the inpatient stay, and therefore any payment would be included in the overall payment amount that the hospital receives. Hospitals associated with existing customers were notified of this policy in the first quarter of 2007, and hospitals associated with new customers are notified as part of our general in-service policies. During the nine months ended September 30, 2007, the number of patients whose physician order date for the specific chemotherapeutic agents to be tested was within 14 days of the patient’s discharge date was approximately 5% of our total testing population, including both Medicare and non-Medicare patients. Since January 1, 2007, we have billed the Medicare contractor for all of the tests on Medicare beneficiaries, of which 15% may ultimately be considered billable to hospitals.

If CMS or its contractor determines that overpayments were made for processed claims that were previously paid, a refund may be sought from us. Although we do not anticipate the government conducting a post-payment review to recoup payments or otherwise impose penalties for pre-2007 claims involving our tests performed on specimens collected during a hospital stay and for which we billed Highmark, we cannot provide assurances that such events would not occur. If overpayments are assessed or penalties are imposed, this could have a material adverse impact on our business and financial condition.

Third-party payors have increased their efforts to control the cost, utilization and delivery of healthcare services. In addition, from time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation, and further reductions in reimbursement for Medicare services may be implemented. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, authorized a demonstration project to apply competitive bidding to certain clinical laboratory tests. A competitive bidding demonstration has not yet been established, although the preliminary steps to develop the demonstration have begun. Our tests have not been identified for the demonstration. It is not clear whether competitive bidding will be applied more broadly to all clinical laboratory services under Medicare in the future and, if so, whether this would impact payment for ChemoFx.

Reductions in the reimbursement rates of other third-party payors have also occurred and may occur in the future. These measures have resulted in reduced prices, added costs and decreased test utilization for the clinical laboratory industry. Although we may seek payment for ChemoFx from patients when a claim has been denied, we are subject to an increased risk of nonpayment if payors do not reimburse us for the test. If we are unable to obtain coverage and reimbursement, or if the payment amount is inadequate, our ability to generate revenues from ChemoFx would be limited.

We have a history of losses, and we expect to incur net losses for the foreseeable future.

We have incurred substantial net losses since our inception. For the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, we had a net loss of $5.8 million, $4.7 million, $8.6 million and $13.5 million, respectively. From our inception in April 1995 through September 30, 2007, we had an accumulated deficit of approximately $66.6 million. We have financed our operations primarily through private placements of our equity securities. To date, we have generated only minimal revenues, and we may never achieve revenues sufficient to offset expenses. We expect to devote substantially all of our resources to continue commercializing ChemoFx and to develop enhancements to ChemoFx and additional products, if any.

In recent years, we have incurred significant costs in connection with the development of ChemoFx. For the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, our research and development expenses were $3.0 million, $2.8 million, $4.7 million and $3.6 million, respectively. We expect our research and development expense levels to continue to increase for the foreseeable future as we seek to enhance our existing product and develop new products. As a result, we will need to generate significant revenues in order to achieve profitability. Our failure to achieve profitability in the future could cause the market price of our common stock to decline.

We expect to incur additional losses this year and in future years, and we may never achieve profitability. In addition, we do not expect to become profitable through sales of ChemoFx or any future products that we may develop, if any, for a number of years. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

The ability of ChemoFx to predict tumor responsiveness to selected types of chemotherapy has not yet been demonstrated in clinical outcome studies in cancer types other than ovarian cancer and may, therefore, prove to be less accurate than we currently believe.

While we receive tumor samples from, and perform testing on, many cancer types, we currently lack multiple published clinical studies in a variety of cancer types supporting the accuracy and reliability of ChemoFx in predicting tumor responsiveness to a range of chemotherapies in numerous indications. All of our completed clinical outcome studies have been in patients with ovarian cancer. We are currently participating in clinical studies of patients with breast cancer, but these studies have not been completed, nor have we conducted any clinical studies in patients with other cancers. In addition, consistent with industry practice, all of our clinical studies to date have been at least in part company-sponsored, with doctors or institutions participating in the study generally receiving a customary and nominal payment from us. For these reasons, among others, physicians may be slow to adopt ChemoFx.

Any long-term clinical data that we generate may not be consistent with our existing data and may demonstrate diminished usefulness. We may also determine that certain patient characteristics, such as drug metabolism rates, could affect actual in vivo tumor response rates to particular chemotherapies, which could lead to misleading or contradictory data on the usefulness of ChemoFx. Moreover, we cannot assure you that cultivated tumor cells will react in the same manner as in vivo tumor cells. These possibilities could reduce demand for ChemoFx, significantly reduce our ability to achieve expected revenues and prevent us from becoming profitable. If the results of our research and clinical studies, including the results of our ongoing clinical studies, do not convince leading oncologists, guidelines organizations, such as the National Comprehensive Cancer Network, or NCCN, commercial payors or patients that ChemoFx is accurate and reliable, or such studies do not show that our test adds enough value to affect prevailing clinical practice, demand for, and successful commercialization of, ChemoFx and any future products that we may develop would be impaired.

We may experience limits on our revenues or future sales growth if only a small number of physicians and patients decide to use our test, which is not currently recommended for use as a standard of care by existing clinical guideline organizations.

If a sufficient number of medical practitioners do not order ChemoFx or any future tests developed by us, we will likely not be able to create sufficient demand for our products for us to become profitable. To generate demand, we will need to continue to educate oncologists, surgeons and pathologists about the potential clinical benefits of ChemoFx and any future products that we may develop. We believe that physicians will not use our test unless they determine, based on published, peer-reviewed journal articles, presentations at scientific conferences and one-on-one education by our sales force, that our test provides accurate, reliable and cost-effective information that is useful in choosing among chemotherapy treatment regimens. In addition, we will need to demonstrate our ability to obtain adequate coverage and reimbursement from third-party payors. In order for ChemoFx sales to grow, we must continue to market to, and educate, oncologists that have used our test, and we must continue to encourage other gynecologic oncologists and oncologists treating other cancers to incorporate our test into their standard clinical practice. If these physicians do not adopt our test, our business and financial results will suffer.

Existing clinical practice guidelines of ASCO and NCCN for the treatment of patients with ovarian, breast, lung, colon and other cancers do not currently address the use of CSRAs such as ChemoFx. We are aware of one company, Genomic Health, whose genomic-based diagnostic test for certain breast cancers was recently included in ASCO’s updated clinical practice guidelines on the use of breast cancer tumor markers to evaluate whether a patient should receive chemotherapy. Until CSRAs are included in similar but separate clinical guidelines which would determine which chemotherapy agent may be optimal, physicians may be reluctant to order ChemoFx. As we complete our ongoing clinical studies and expand our sales and marketing efforts, we will seek to establish relationships with key opinion leaders, such as physicians who are affiliated with these guideline organizations, in order to have ChemoFx evaluated as a potential addition to clinical practice guidelines, although this process may take several years and we may not ultimately be successful. Moreover, because our test provides information not currently provided by pathologists, and it is performed at our facility rather than by the pathologist in a local laboratory, pathologists may be reluctant to support our test, which support is generally necessary in order for us to receive samples of a patient’s tumor for testing.

With an average invoice price of $3,300 per test billed, our test may be seen by some patients as expensive. In addition, since the price of our test is based upon the number of therapeutic agents or combinations of therapeutics agents that we are requested to test by the ordering physician, as the number of available therapeutic agents increases, the average cost of our test may also increase. Some patients may not agree with their practitioner’s recommendation to order our test due to its high price, part or all of which may be payable directly by the patient, particularly if the applicable third-party payor denies reimbursement in full or in part. Even if medical practitioners recommend that their patients use our test, patients may still decide not to use ChemoFx for a number of reasons, including a desire to pursue a particular course of therapy regardless of test results. If only a small portion of our target patient population uses our test, we will experience limits on our revenues and our ability to achieve profitability.

If we fail to attract and retain highly skilled scientists, clinicians, salespeople and members of management, or to retain our current executive management team, we may be unable to manage our growth or successfully develop or further commercialize our products and technologies.

Our success depends largely on the skills, experience and performance of key members of our executive management team, our continued ability to attract, retain and motivate highly qualified personnel and our ability to develop and maintain relationships with leading academic institutions, clinicians and scientists. We are particularly dependent on the efforts of Sean McDonald, our president and chief executive officer, Sharon Kim, our vice president of business development, Michael Gabrin, our chief technology officer, Dr. Holly Gallion, our vice president of clinical affairs, and Matt Marshall, our vice president of sales and marketing. In addition, we have recently hired a chief financial officer and a vice president of payor relations, each of whom we expect to commence their employment with us in the fourth quarter of 2007. The efforts of our management team will be critical as we continue to develop our technologies and testing processes. We have employment letter agreements in place with each of our executive officers, although such agreements do not have an employment term, and under these agreements our officers may elect to terminate their employment with us at any time. If we lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies. All of our employees are at-will, which means that either we or the employee may terminate employment at any time with little or no notice. In the case of our executive officers, however, some of our employment letter agreements provide for the payment of post-termination compensation or the acceleration of stock option vesting in the event of termination without cause or resignation for good reason or upon a change of control of our company. See “Executive Compensation—Potential Payments Under Employment Agreements.” We currently maintain key-person life insurance only on Sean McDonald, our Chief Executive Officer. We may discontinue this insurance in the future, it may not continue to be available on commercially reasonable terms or, if continued, it may prove inadequate to compensate us for any loss of Mr. McDonald’s services.

We are a small company with a payroll of 80 employees as of September 30, 2007, over one-third of whom joined our company in the last 12 months. To continue our commercialization and product development activities, we will need to expand our employee base for managerial, operations, development, regulatory, sales, marketing, financial and other functions. Future growth will impose significant added responsibilities on management. The failure to fill one or more of these positions could adversely impact our business.

Our research and development programs and commercial laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians, including biostatisticians, licensed laboratory technicians, pharmacologists and software engineers. We will compete with life sciences companies to attract and retain qualified scientists and technicians in the future. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. If we are not able to attract and retain the necessary personnel as needed to accomplish our business objectives, we may experience constraints that will adversely affect our growth plans and our ability to support our research, product development and sales programs.

Our success also depends on our ability to attract and retain salespeople with extensive experience in oncology and close relationships with medical oncologists, surgeons, pathologists and other hospital personnel. As of September 30, 2007, our sales force consists of 23 individuals focused on direct sales and other marketing functions and 8 individuals focused on customer service and support in the clinical market. A majority of these employees have been hired in the last 12 months. To meet the projected growth of our business, we will need to significantly increase the size of our sales force, and we may not be able to recruit, hire and train a sufficient number of sales personnel in a short time frame, which could cause a delay or decline in the rate of adoption of our test. We may also market ChemoFx and any future products we develop, if any, through collaborations and distribution agreements with diagnostic, biopharmaceutical and life science companies. We cannot guarantee you that we will be able to establish and maintain a successful sales force or establish collaboration or distribution arrangements to market ChemoFx and any future products that we may develop. If we are unable to implement an effective marketing and sales strategy, we will be unable to grow our revenues and execute our business plan, which would have an adverse effect on our business, financial condition and results of operations.

If we are unable to support demand for our products, our business may suffer.

We only began the expanded commercialization of the enhanced version of ChemoFx in July 2006, and we have limited experience in performing the enhanced version of our test and even more limited experience in processing large volumes of tests. There can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand. If we encounter difficulty meeting market demand for ChemoFx, our reputation could be harmed and our future prospects and our business could suffer.

In order to meet future projected demand for our test and fully utilize our current clinical laboratory or additional contemplated facilities, we will have to increase the volume of patient samples that we are able to process. We may need to expand laboratory capacity by opening a new facility, and we will need to hire and train additional personnel, continue to develop and implement additional automated systems to perform our tests and continue to streamline our billing and customer service functions. We have installed laboratory information systems over the past few years to assist in the workflow of our test, analyze the data generated by our test and report the results. If these systems do not work effectively as we scale up our processing of patient samples, we may experience processing or quality control problems and may experience delays or failures in our operations. These problems, delays or failures could adversely impact the promptness and accuracy of our transaction processing, which could impair our ability to grow our business, generate revenue and achieve and sustain profitability.

We may also experience periods during which processing of our test results is delayed. While we attempt to minimize the likelihood of any future delays, processing problems and backlog may nevertheless occur, resulting in the loss of our customers and/or revenue and an adverse effect on our results of operations.

Clinical studies using ChemoFx may not be completed successfully, in a timely manner, or at all.

We have limited clinical data concerning the benefits of ChemoFx. Clinical studies are expensive, typically take many years to complete and have uncertain outcomes. We are currently conducting or participating in five company-sponsored clinical studies. These studies are currently expected to be completed over the next several years, although some of the studies are controlled by third parties and the expected timing of completion and publication of the results of these studies may be revised by such parties. The completion of these clinical studies or the commencement of future studies may be prevented, delayed or halted, or the studies may have uncertain outcomes, for numerous reasons, including, but not limited to, the following:

•	patients do not enroll in, or enroll at the expected rate, or complete a clinical study;

•	patients do not comply with study protocols;

•	patients do not return for post-treatment follow-up at the expected rate;

•	sites participating in an ongoing clinical study may withdraw, requiring us to engage new sites;

•	we experience difficulties or delays associated with bringing clinical sites on-line;

•

third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule or consistent with the investigator agreement, clinical study protocol, good clinical practices, and other institutional review board, or IRB, requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical studies require us to undertake corrective action or suspend or terminate our clinical studies;

•	our business becomes subject to changes in U.S. federal, state, or foreign governmental regulations or policies;

•	interim results are inconclusive or unfavorable as to immediate and long-term accuracy or reliability;

•	the study design is inadequate to demonstrate accuracy and reliability; or

•	IRBs or regulatory authorities do not approve a clinical study protocol, force us to modify a previously approved protocol or place a clinical study on hold.

Clinical failure can occur at any stage of a study. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct clinical or non-clinical testing in addition to studies we may have planned. Our failure to adequately demonstrate the accuracy and reliability of ChemoFx or any future products that we may develop would limit our ability to sell the test, which would have a negative impact on our results of operations.

We have current agreements with two contract research organizations, or CROs, to perform data collection and analysis and other aspects of our clinical studies, which may increase the cost and complexity of our studies. We also currently have agreements with approximately 40 clinical investigators at medical institutions that are or will be serving as sites for our ongoing studies. We depend on these investigators and institutions, as well as any additional CROs that we may engage, to perform the studies properly. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical studies may have to be repeated, extended, delayed or terminated. Many of these factors are beyond our control. While we do not believe that we are substantially dependent on any one of these third-party relationships for the success of our clinical studies, we may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in clinical studies as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to complete our clinical studies without excessive delay. To the extent that clinical studies are necessary to continue to commercialize ChemoFx, each of these outcomes could harm our ability to effectively market ChemoFx or to become profitable.

We have also entered into clinical study collaborations with highly regarded organizations in the cancer field, including the National Surgical Adjuvant Breast and Bowel Project, or NSABP, and US Oncology Research, a national healthcare services network dedicated exclusively to cancer treatment and research. Our success in the future depends in part on our ability to enter into agreements with other leading cancer organizations. This can be difficult due to internal and external constraints placed on these organizations. Some organizations may limit the number of collaborations they have with any one company so as to not be perceived as biased or conflicted. Organizations may also have insufficient administrative and related infrastructure to enable collaborations with many companies at once, which can extend the time it takes to develop, negotiate and implement a collaboration. Additionally, organizations often insist on publishing the primary endpoints of the study prior to any collaborator-initiated publications of the clinical data resulting from the study. While the publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining coverage and reimbursement for a test such as ours, our inability to control when results are published may delay or limit our ability to derive sufficient revenues from ChemoFx or any future tests or products that we may develop, if any.

If we are unable to compete successfully, we may be unable to increase or sustain our revenues or achieve profitability.

We currently compete directly with providers of chemoresistance tests, including companies such as Oncotech and Genzyme. These companies may have significantly greater resources than us. Chemoresistance tests may be sold at a lower price than ChemoFx. Physicians and patients may not attribute any added benefit to ChemoFx and may elect to order competitive chemoresistance tests instead of our test. We are also aware of a number of smaller companies and laboratories that are performing chemoresistance tests, chemosensitivity tests, or both.

Our current ChemoFx test requires live tumor tissue. Competition exists and may continue to arise from tests analyzing genetic material that can be performed on fixed or archived tissue. Although we are exploring the possibility of developing genomic-based tests, a number of pharmaceutical and diagnostics companies already have genomic-based predictive tests in development. These potential competitors have widespread brand recognition and substantially greater financial and technical resources, development, production and marketing capabilities than we do. These genomic-based tests may be lower-priced, less complex tests that could be viewed by physicians and third-party payors as functionally equivalent to cell-based tests such as ChemoFx, which could force us to lower the list price of our test and which would negatively impact our operating margins and our ability to achieve profitability. If we are unable to compete successfully against current or future competitors, whether providers of cell-based or gene-based diagnostic tests, we may be unable to gain or increase market acceptance for and sales of ChemoFx, which could negatively affect our revenues or prevent us from achieving or sustaining profitability and could cause the market price of our common stock to decline.

New product development involves a lengthy and complex process, and we may be unable to commercialize any of the tests we are currently developing or introduce new products in a timely manner, which could cause our test to become obsolete and our revenues to decline.

The life sciences industry is characterized by rapid and significant technological changes, frequent new product and service introductions and enhancements and evolving industry standards. Our future success depends on our ability to continually improve our current test and services, develop and introduce, on a timely and cost-effective basis, new products and services that address the evolving needs of our customers and pursue new market opportunities that develop as a result of technological and scientific advances in the life sciences industry. In particular, we believe that it is important that we add additional cancer therapies to our test as well as new therapies as they are approved and used in the treatment of cancer. Some of these new opportunities, including some biologics and anti-angiogenesis agents, may be outside the scope of our existing test and expertise or in areas that have unproven market demand. Additionally, the utility and value of any new products and services we develop may not be accepted in the markets served by the new products. The inability to gain market acceptance of new products and services could harm our future operating results. Unanticipated difficulties or delays in enhancing our existing test and related services with enhanced or new products and services in sufficient quantities to meet customer demand could diminish future demand for ChemoFx and adversely affect our future operating results.

To date, we have focused substantially all of our research and development efforts on the response of solid tumors to standard chemotherapy agents. We are developing enhancements to ChemoFx, and we have devoted considerable resources to research and development. For example, we are currently conducting research on the extension of our testing platform to biologics and anti-angiogenesis agents, as well as developing tests that incorporate genomic information. To do so, we may need to overcome technological challenges and build experience with genomics. There can be no assurance that our technologies will be capable of reliably indicating the response of certain cancers to these agents in a manner necessary to be clinically and commercially useful in physicians’ decision-making process for selecting patient treatments, or that we will be able to successfully incorporate genomic information into our testing process. We may never realize any commercial benefit from our research and development activities in these areas.

At any point, we may abandon development of a test or test enhancement, or we may be required to expend considerable resources repeating clinical studies, which could delay commercialization and market acceptance of those tests. In addition, as we attempt to develop new tests, we will have to make significant investments in research and development and marketing and selling resources. If a clinical validation study fails to demonstrate the benefits of a given test, we would likely abandon the development of that test, which could harm our business.

Even if we successfully develop new products or enhancements or new generations of our existing test, they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features. Additionally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the potential need for regulatory clearance and uncertainty over third-party coverage and reimbursement. In the event that new products do not gain market acceptance or our existing test loses market share, our revenues and profitability would be adversely affected.

Our research and development efforts will be hindered if we are not able to obtain access to tissue samples.

Our development efforts rely on our ability to secure access to live tumor cells from tissue samples, and to some extent on information pertaining to their associated clinical outcomes. The process of negotiating access to tissue samples is lengthy since it can involve numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, privacy rights and informed consent of patients, publication rights, intellectual property ownership and research parameters. If we are not able to gain access to live tumor tissue samples with hospitals and collaborators, or if other laboratories or our competitors secure access to these samples before us, our ability to enhance ChemoFx and develop any future products will be limited or delayed. Moreover, if the clinical data associated with the samples that we obtain is incorrect or incomplete, then our ability to develop additional products may be significantly impaired. Finally, government regulation in the United States and foreign countries could result in restricted access to, or use of, human tissue samples or other biological materials. If tighter restrictions are imposed on the use of related clinical information or other information generated from tissue or other biological materials, our research and development programs and our business could be harmed.

If our research collaborators or scientific advisors terminate their relationships with us or develop relationships with a competitor, our ability to develop and to commercialize ChemoFx or any future products could be adversely affected.

We currently have relationships with approximately 20 research collaborators and scientific advisors at academic and other institutions who conduct research at our request, and we expect to increase these numbers as we expand our clinical studies program. These research collaborators are not our employees. As a result, we have limited control over their activities and, except as otherwise required by our collaboration or advisory agreements, can expect only limited amounts of their time to be dedicated to our activities. Although we do not believe that our current research efforts are substantially dependent on any one of our existing collaborations or advisory relationships, our ability to expand our current test or develop future tests will depend in part on the establishment and continuation of these collaborations. In particular, we may need to rely significantly on third parties in connection with our efforts to integrate genomics into our current testing platform. We may be unable to establish necessary collaborations on acceptable terms, or at all, and our existing collaborations may be terminated or be unsuccessful. If we are unable to enter and successfully complete any required collaborations, our ability to develop and commercialize our tests could be adversely affected.

Our research collaborators and scientific advisors may have relationships with other commercial entities, some of which could compete with us. While our research collaborators and scientific advisors sign agreements that provide for the confidentiality of our proprietary information and the results of studies conducted at our request, we may not be able to maintain the confidentiality of our technology and other confidential information in connection with every collaboration. The dissemination of our confidential information could have a material adverse effect on our business.

We rely on single suppliers for some of our laboratory instruments and materials and may not be able to find replacements in the event our supplier no longer supplies that equipment.

We rely on Dynamic Devices to supply some of the laboratory equipment with which we perform the ChemoFx test. We also rely on HyClone, a subsidiary of Thermo Fisher Scientific Inc., for the provision of fetal bovine serum, a reagent used in our cell culture process. We do not have supply agreements with these vendors, but we periodically forecast our needs and enter into standard purchase orders with these vendors based on these forecasts. We believe that there are relatively few additional suppliers of these products that are currently capable of supplying the equipment and materials necessary at the specifications we demand. Even if we were to identify other suppliers of these products, there can be no assurance that we will be able to enter into agreements with these suppliers on a timely basis on acceptable terms, or at all. If we encounter delays or difficulties in securing supply of either of these products from the vendor, we may need to reconfigure our test process, which would result in an increase in costs or an interruption in sales. If any of these events occur, our business and operating results would be harmed.

If our sole laboratory facility becomes inoperable, we will be unable to perform our ChemoFx test, and our business will be harmed.

We rely on a single clinical laboratory facility in Pittsburgh, Pennsylvania to process patient samples for ChemoFx, and we have no alternative facilities. The facility may be harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, which may render it difficult or impossible for us to perform our tests for some period of time. Although we have insurance coverage for flooding due to drainage overflows, we do not maintain flood insurance. Our facility and the equipment we use to perform our tests would be costly and could require substantial lead time to repair or replace. Moreover, destruction or damage to automated equipment and computers used in our testing process caused by extreme environmental conditions such as heat or electrical power surges beyond the capacity or due to the failure of equipment in place to prevent such conditions could result in the interruption of laboratory operations, the loss of information and the inability to conduct our business.

Because our business requires manipulating and analyzing large amounts of data, the loss or corruption of source code, financial, clinical, scientific or experimental information due to system failure, physical destruction of storage media, failure of internal or third party applications, or malicious actions of an employee or outside person, may result in significant lost opportunity, cost and financial liability. In addition, other uncontrollable events, including loss of utilities, HVAC failure and forced evacuation by governing authorities may temporarily inhibit our ability to conduct business or process specimens. Our property and business interruption insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. The inability to perform our ChemoFx test may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

In order to establish a redundant laboratory facility, if necessary, we would be required to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees and establishing the additional operational and administrative infrastructure necessary to support a second facility. Additionally, any new clinical laboratory facility would be subject to certification under CLIA and licensed by several states, which can take a significant amount of time and result in delays in our ability to begin commercial operations at that site.

If we use chemical, biological or other hazardous materials in a manner that causes injury, we could be liable for damages.

Our business currently requires the controlled use of potentially harmful chemical and biological materials. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. We currently have product liability coverage up to $1 million per occurrence, and up to $5 million in the aggregate, which includes coverage for claims relating to hazardous materials subject to certain exceptions and exclusions as set forth in the insurance policy. Additionally, we are subject on an ongoing basis to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations might be significant and could negatively affect our operating results.

If we are sued for product liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of ChemoFx could lead to the filing of product liability claims if someone alleges that our test failed to perform as it was intended. We may also be subject to liability for errors in the information we provide to physicians or for a misunderstanding of, or inappropriate reliance upon, the information we provide. A product liability claim could result in substantial damages and be costly and time consuming for us to defend. We cannot assure you that our insurance would fully protect us from the financial impact of defending against product liability claims. As described above, we currently have product liability insurance, but any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause injury to our reputation, result in the withdrawal of our test from the market or cause current collaborators to terminate existing agreements and potential collaborators to seek other partners, any of which could impact our results of operations.

Our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize new tests and technologies.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations and research and development activities. We currently believe that our cash and cash equivalents, together with the net proceeds from this offering, interest income on these balances, anticipated future cash from operations, $2.6 million of funding from the U.S. Department of

Defense for a prospective study of ChemoFx in breast cancer and additional financing transactions, will be sufficient to meet our anticipated cash requirements for at least the next 12 to 24 months. We do not expect that our existing capital resources following the completion of this offering will be sufficient to meet all of our future capital requirements, and, as a result, we expect that we will need to raise additional capital in the future. Specifically, we may need to raise additional capital to, among other things:

•	sustain commercialization of ChemoFx or enhancements to it;

•	increase our selling and marketing efforts to drive market adoption and address competitive developments;

•	expand our clinical laboratory operations;

•	expand our technologies into new classes of therapies and other areas of cancer;

•	expand our research and development activities, including the funding of our clinical validation studies;

•	potentially acquire complementary businesses or technologies;

•	acquire or license technologies; and

•	finance capital expenditures and our general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our rate of progress in establishing coverage and reimbursement with third-party payors;

•	the rate of adoption of ChemoFx in the marketplace;

•	the cost and delays in product development as a result of any changes in regulatory policies or laws applicable to our operations, including FDA regulation;

•	the cost of expanding our commercial and laboratory operations, including our selling and marketing efforts;

•	the rate of progress and cost of product development activities associated with expansion of ChemoFx for additional cancers, drugs and classes of cancer therapies;

•	the cost of conducting clinical studies to support and expand the validation of ChemoFx;

•	the cost of filing, prosecuting, and maintaining patents and other intellectual property rights, as well as costs of litigating any intellectual property disputes;

•	the effect of competing technological and market developments;

•	the economic and other terms and timing of any collaborations, licensing or other arrangements into which we may enter; and

•	the cost associated with any acquisitions of complementary technology or businesses that we may undertake.

Until we can generate a sufficient amount of product revenues to finance our cash requirements, which we may never do, we may seek to finance future cash needs through public or private equity offerings, debt financings, borrowings or strategic collaborations. There can be no assurance that additional capital will be available when needed on acceptable terms, or at all. The issuance of equity securities may result in dilution to stockholders. If we raise additional funds through the issuance of debt securities, these securities would have rights, preferences and privileges senior to those of our common stock and the terms of the debt securities could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. In addition, we may have to work with a partner on one or more of our product development programs or market development programs, which could lower the economic value of those programs to us. If adequate funds are not available, we may have to scale back our operations or limit our research and development activities, which would have a material adverse impact on our business prospects and results of operations.

We may acquire other businesses or form joint ventures that could harm our operating results, dilute your ownership of us, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of complementary businesses and assets, as well as technology licensing arrangements. We also may pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings or distribution. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Integration of an acquired company also may divert management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your interest in us. If the price of our common stock is low or volatile, we may not be able to acquire other companies for stock. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Risks Concerning the Regulation of our Business

Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties or loss of our ability to conduct our business.

We are subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA, which is administered by CMS, is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The failure to comply with CLIA requirements can result in enforcement action, including the revocation, suspension or limitation of our CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries, and we will be required to achieve CLIA certification for any new laboratory facility in which we may conduct testing. If we are found out of compliance with CLIA program requirements and subjected to sanction, our business could be harmed.

We have a current certificate of accreditation under CLIA to perform testing. To renew this certificate, we are subject to survey and inspection every two years, and we expect that we will be inspected within the next 12 months. Moreover, CLIA inspectors may make random inspections of our laboratory. Currently, CLIA regulations do not include specific standards for a live cell or chemoresponse specialty. If a new sub-specialty is created under CLIA that is applicable to ChemoFx, we may be required to comply with new standards in order to maintain a certificate of accreditation to perform testing.

We are also required to maintain a license to conduct testing in Pennsylvania. Pennsylvania laws establish standards for day-to-day operation of our clinical laboratory, including the training and skills required of personnel and quality control. Several states, including Florida, New York, Rhode Island, Maryland and California, require that we hold licenses to test specimens from patients residing in those states, and we currently hold licenses in all these states. Other states have similar requirements or may adopt similar requirements in the future. Finally, we may be subject to regulation in foreign jurisdictions if we seek to expand international distribution of our test.

If we were to lose our CLIA certification, whether as a result of a revocation, suspension or limitation, we would no longer be able to conduct our test, which would curtail our revenues and materially harm our business. If we were to lose our license in states where we are required to hold licenses, we would not be able to test specimens from those states, which could materially harm our business.

The clinical laboratory testing industry is highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. In addition to CLIA regulation, we are subject to other areas of regulation by both the federal and state governments that may affect our ability to conduct business, including, without limitation:

•	federal and state laws and regulations relating to billing and claims payment applicable to clinical laboratories and regulatory agencies enforcing those laws and regulations;

•	coverage and reimbursement levels by Medicare, Medicaid and other governmental payors and private insurers;

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the federal Anti-kickback Law, which prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which the payment any be made under governmental healthcare programs such as Medicare and Medicaid, and comparable state anti-kickback prohibitions;

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the federal physician self-referral law, commonly known as the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician (or a member of the physician’s family) has a financial relationship with the entity, and which also prohibits the submission of any claims for reimbursement for designated health services furnished pursuant to a prohibited referral, and the state equivalents;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which creates federal criminal laws that prohibit executing a scheme to defraud any health care benefit program or making false statements relating to health care matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information, and the state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA;

•	state laws regarding prohibitions on fee-splitting;

•	the Medicare civil money penalty and exclusion requirements; and

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the federal civil and criminal False Claims Act, which prohibits individuals or entities from knowingly presenting, or causing to be presented to the federal government, claims for payment that are false or fraudulent and the state law equivalents.

The risk of our possibly being in violation of these laws and regulations is increased by the fact that many of them conceivably cover a very broad range of conduct. Furthermore, the boundary between permitted and unpermitted conduct has in many instances not been clearly delineated by the regulatory authorities or the courts. These statutes and regulations are very complicated and therefore subject to varying interpretations. Any action brought against us for a violation of these laws or regulations, even if we were to successfully defend against it, could cause us to incur significant legal expenses and to divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including substantial civil and criminal penalties, damages, fines or administrative penalties including exclusion from federal health care programs such as Medicare and Medicaid. We could also be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

We expect that there will continue to be new healthcare legislation, regulations and other policies at the federal, state and local levels. We have developed our commercialization strategy for ChemoFx based on currently applicable laws and existing healthcare policies. Changes in laws and healthcare policies, such as the creation of broad limits for diagnostic products in general or requirements that Medicare patients pay for portions of our tests or services received, could substantially impact the sales of ChemoFx, increase our costs or divert management’s attention. We cannot predict what changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

If the FDA subjects our laboratory-developed tests to regulation as medical devices, we could incur substantial costs for ChemoFx to meet requirements for premarket clearance or approval and experience significant delays in commercializing ChemoFx and any future products that we develop.

Clinical laboratory tests that are developed and validated by a laboratory for its own use are called laboratory-developed tests, or LDTs, also known as “homebrew” tests. LDTs are regulated under CLIA as well as by applicable state laws. Instruments, test kits, reagents and other devices used to perform diagnostic testing by clinical laboratories that are sold and distributed as products through interstate commerce are regulated as medical devices by the FDA under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and its implementing regulations. Medical devices are subject to extensive regulation by the FDA and other federal, state and local authorities. These regulations are wide ranging and govern, among other things, the design, development, testing, manufacture, premarket clearance and approval, labeling, sale, promotion and distribution of medical device products. Achieving and maintaining compliance with FDA requirements is costly and burdensome, and failure to comply with applicable regulations, if required, can result in fines, suspension or operational shutdown, recalls or seizure of products, and other civil and criminal penalties.

The FDA maintains that it has the authority to regulate LDTs as diagnostic medical devices, but it has stated that it would exercise enforcement discretion to refrain from regulating most LDTs. The FDA has instead regulated the effectiveness of LDTs through its authority to regulate the primary components of most LDTs and the CLIA certification process, which provides assurance that high complexity laboratories have the expertise to develop and use LDTs that are accurate and reliable. We have commercially launched ChemoFx and offer it as an LDT. Accordingly, we believe that ChemoFx is not subject to regulation as a medical device under current FDA policies.

The FDA’s regulation of LDTs is in flux. Therefore, we cannot assure you that ChemoFx will not be subjected to FDA regulation. For example, the FDA is in the process of extending medical device regulation to tests that the agency calls “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. The FDA has issued draft guidance stating the FDA’s intention to regulate IVDMIAs even if they are LDTs. No final guidance has been proposed by the FDA. See “Business—Government Regulation—Food and Drug Administration.” We do not know which tests may be covered by the final guidance when issued, when such guidance may be issued or what form of approval process, quality control and other medical device regulation may be required. We cannot provide any assurance that the FDA will agree with our view that ChemoFx is not subject to FDA regulation as an IVDMIA or otherwise, or that we will not become subject to FDA regulation either through new enforcement policies adopted by the FDA or new legislation enacted by Congress.

If ChemoFx, or our tests under development, become subject to regulation as medical devices, we may be required to obtain premarket clearance or approval from the FDA in order to market such tests, and the time and expense needed to obtain clearance or approval of our tests under development could be significant. We do not have experience obtaining FDA approval for ChemoFx, or our tests under development, and if premarket clearance or approval were required we might be forced to stop marketing ChemoFx until it could be obtained. There can be no assurance that any such premarket clearance or approval could ever be obtained.

If we are required to conduct clinical studies to obtain FDA clearance or approval of our test, those studies could lead to delays or failure to obtain such approvals and harm our ability to become profitable.

Any premarket notification or premarket approval that we would submit to the FDA would need to be supported by clinical data. There can be no assurance that the FDA would deem the clinical studies we have conducted and are now conducting sufficient to support premarket clearance or approval, and we could be required to conduct new clinical studies. Delays in the commencement or completion of such clinical testing could significantly increase our product development costs and delay product commercialization. The successful completion of clinical studies is subject to a number of risks, including those described under “Risk Factors—Clinical studies using ChemoFx may not be completed successfully, in a timely manner, or at all.” If clinical studies required by the FDA are delayed as a result of these factors, or the data from the studies do not demonstrate the safety and efficacy of ChemoFx, our ability to obtain FDA clearance or approval would be impaired.

The FDA could regulate us as a device manufacturer, and our non-compliance with regulatory requirements could result in an adverse FDA enforcement action against us.

If we were to be regulated as a device manufacturer, we would need to comply with other FDA requirements in addition to obtaining premarket clearance or approval. For example, device manufacturers need to register their facility with the FDA and list their devices with the FDA. In addition, device manufacturers must comply with applicable provisions of the Quality System Regulation. This regulation requires device companies to, among other things, maintain certain types of records, develop design controls, establish manufacturing procedures and processes, evaluate complaints, initiate corrective and preventative actions, and implement controls over vendors. Device manufacturers must also comply with the Medical Device Reporting regulation, which requires that reports be filed with the FDA if a device causes or contributes to a death or serious injury, or if a malfunction of the device occurs and a recurrence of the malfunction could cause or contribute to a death or serious injury. Device companies may also need to submit reports to the FDA if they initiate corrections or removals of marketed devices. The FDA regulates and restricts the advertising and promotion of marketed devices. It could be costly for us to comply with any such regulations.

The failure to comply with the FDA’s requirements for device manufacturers could result in enforcement action. These enforcement actions may include inspection of the facility, issuance of a warning letter, imposition of civil penalties, withdrawal of marketing clearance or approval, product recalls, seizure of product, injunction, disgorgement or restitution and criminal prosecution. Any such action would have a material adverse effect on our business.

Congress could create additional regulatory burdens for our test, which could cause us to incur additional costs or experience delays in the commercialization of ChemoFx.

Certain members of Congress have recently introduced legislation regarding laboratory testing, which may apply to ChemoFx or our future products under development. For example, on March 1, 2007, Senator Edward Kennedy introduced the Laboratory Test Improvement Act which, if enacted as introduced, would deem all LDTs to be medical devices subject to labeling and registration requirements as set forth in the bill. On March 23, 2007, Senator Barack Obama introduced the Genomics and Personalized Medicine Act of 2007, which, if enacted as introduced, would call for an Institute of Medicine study to make recommendations to improve federal oversight and regulation of genetic tests and would also require the Secretary of the U.S. Department of Health and Human Services, or HHS, to implement a decision matrix, taking into consideration the recommendations of the Institute of Medicine report, to improve the oversight and regulation of genetic tests. In addition, on September 27, 2007, President George W. Bush signed into law the Food and Drug Administration Amendments Act of 2007, which included an amendment, introduced by Senator Obama, calling for the Institute of Medicine, or IOM, to conduct a study to assess the overall safety and quality of genetic tests and prepare a report that includes recommendations to improve federal oversight and regulation of genetic tests, if a report on genetics and genomics is not completed by the Secretary’s Advisory Committee on Genetics, Health and Society, or SACGHS, by July 2008. It is possible that the findings of the SACGHS or IOM report may result in increased regulatory burdens for us to continue to offer ChemoFx.

We could face significant monetary damages and penalties and/or exclusion from the Medicare and Medicaid programs if we violate health care anti-fraud and abuse laws.

Our failure to meet governmental requirements under laws and regulations relating to billing practices and relationships with physicians and hospitals could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid and possible prohibitions or restrictions on the use of our laboratories. While we believe that we conduct our operations and relationships with care in an effort to meet all statutory and regulatory requirements, there is a risk that government authorities might take a contrary position. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships we have with third parties.

Compliance with the HIPAA security regulations and privacy regulations may increase our costs.

Under HIPAA, HHS has issued regulations to protect the privacy and security of protected health information used or disclosed by health care providers, such as us. The HIPAA privacy and security regulations, which became fully effective in April 2003 and April 2005, respectively, establish comprehensive federal standards with respect to the uses and disclosures of protected health information by health plans, healthcare providers and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and availability of protected health information. The regulations establish a complex regulatory framework on a variety of subjects, including:

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the circumstances under which uses and disclosures of protected health information are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for our services and healthcare operations activities;

•	a patient’s rights to access, amend and receive an accounting of certain disclosures of protected health information;

•	the content of notices of privacy practices for protected health information; and

•	administrative, technical and physical safeguards required of entities that use or receive protected health information.

We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy regulations establish a “floor” and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy regulations and varying state privacy laws. In addition, for healthcare data transfers from other countries relating to citizens of those countries, we must comply with the laws of those other countries. The federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties.

In addition to the HIPAA provisions described above, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information without patient consent. Penalties for violation of these laws include sanctions against a laboratory’s state licensure, as well as civil and/or criminal penalties. Moreover, although the HIPAA statute and regulations do not expressly provide for a private right of damages, we also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information. Compliance with such rules could require us to spend substantial sums, which could negatively impact our profitability.

Finally, the HIPAA transaction standards also are subject to differences in interpretation by payors. For instance, some payors may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by payors or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and net revenues. In addition, new requirements for additional standard transactions, such as claims attachments or use of a national provider identifier, could prove technically difficult, time-consuming or expensive to implement.

Risks Related to our Intellectual Property

Our competitive position depends on maintaining intellectual property protection, which is difficult and costly, and we may not be able to ensure the protection of proprietary rights.

In order to remain competitive, we must develop and maintain protection on the key aspects of our technology. We rely on a combination of patents, copyrights and trademarks, confidentiality and material data transfer agreements, licenses and invention assignment agreements to protect our intellectual property rights. We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We believe that we protect this information with reasonable security measures.

Our patents and patent applications generally relate to cell culturing techniques, as well as assays for evaluating the in vitro response of cultured tumor cells to drug treatment, and assays for characterizing the cultured cells on a genotypic and phenotypic level. We intend to file additional patent applications in the United States and abroad to strengthen our intellectual property rights. Patent applications that we file may not result in issued patents, and we cannot assure you that any patents that might issue will protect our technology. Our issued patents as well as patents issued to us in the future may be challenged by third parties as being invalid or unenforceable. Further, third parties may independently develop similar or competing technologies that are not covered by our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights to the same or similar extent as the laws in the United States.

The patent position of life science companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Even if we are able to obtain patents covering our products or methodologies, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily prevent other companies from developing similar or scientifically equivalent products that compete with our products. Further, our patent portfolio may not protect us from claims of third parties that our products infringe their issued patents, which may require licensing and the payment of significant fees or royalties, and there can be no assurance that such licenses would be available on commercially reasonable terms, or at all. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents, or manufacture products in countries where we have not applied for patent protection or that do not respect our patents. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents, our licensed patents or in third party patents.

We also rely on trade secrets and other unpatented proprietary information to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We believe that we use reasonable efforts to protect our trade secrets and other unpatented proprietary information. We require all employees and technical consultants working for us to execute confidentiality agreements, which provide that all confidential information developed or made known to them during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know how or other proprietary information. Despite these confidentiality agreements and other measures taken to protect our trade secrets and other unpatented intellectual property, unauthorized parties might copy aspects of our technology or obtain and use information that we regard as proprietary. Additionally our employees, consultants, advisors and partners may unintentionally or willfully disclose our proprietary information to competitors, and we may not have adequate remedies for such disclosures. Enforcing a claim that a third party illegally obtained and is using any of our inventions or trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside of the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent or similar knowledge, methods and know-how. If we are unable to protect and maintain the proprietary nature of our technologies, our business operating results and financial condition could be materially adversely affected.

Our agreements with employees and consultants generally provide that all inventions conceived by the individual while providing services to us are assigned to us. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. In addition, if our employees, consultants, advisors and partners develop inventions or processes independently or jointly with us, that may be applicable to our products under development, disputes may arise about ownership or proprietary rights to those inventions and processes.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or commercialize, our products.

If we choose to go to court to stop someone else from making, using or selling the inventions claimed in patents we own or license from others, that individual or company has the right to ask the court to rule that these patents are invalid or unenforceable. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that the other party’s activities do not infringe these patents or that it is in the public interest to permit the infringing activity.

In addition, from time to time, we may receive notices from third parties of claims for infringement, misappropriation or misuse of such other parties’ proprietary rights. Some of these claims may lead to litigation or other action, and we cannot assure you that we will prevail in these actions, or that such actions will not adversely affect our business, financial condition, or operation. An adverse determination in litigation or patent interference proceeding could subject us to significant financial liabilities to third parties or require us to seek licenses from third parties, which could include ongoing royalty obligations. If we are found to willfully infringe one or more third party patents, we could, in addition to other penalties, be required to pay treble damages. We may be unable to obtain necessary licenses, or unable to obtain necessary licenses on satisfactory or commercially feasible terms. If we do not have necessary licenses, we may be forced to redesign ChemoFx, or other aspect of our business, to avoid infringement. In such circumstances, we may be unable to successfully redesign the test, or such redesign may take considerable time, which could force us to reassess our business plans. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from performing the test, which would have a significant adverse impact on our business.

The life sciences industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid or unenforceable and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents in the United States.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for inventions covered by our licensors’ or our issued patents or pending applications, or that we or our licensors were the first inventors. Our competitors may have filed, and may in the future file, patent applications covering subject matter similar to ours. Any such patent application may have priority over our or our licensors’ patents or applications and could further require us to obtain rights to issued patents covering such subject matter. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more readily than we can because they have substantially greater resources. In addition, intellectual property litigation, regardless of outcome, is generally expensive and time-consuming, could divert management’s attention from our business and could therefore have a material negative effect on our business, operating results or financial condition.

In addition, we rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and we have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

Although we rely on copyright laws to protect the works of authorship, including software, that we create, we do not register the copyrights in most of our copyrightable works. Copyrights of U.S. origin must be registered before the copyright owner may bring an infringement suit in the United States. Furthermore, if a copyright of U.S. origin is not registered within three months of publication of the underlying work,

the copyright owner is precluded from seeking statutory damages or attorneys fees in any U.S. enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered copyrights of U.S. origin is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.

Risks Relating to this Offering

Our operating results may fluctuate, which could cause our stock price to be volatile, and the value of your investment could decline significantly.

Investors who purchase our common stock in this offering may not be able to sell their shares at or above the initial public offering price. Market prices of securities of companies in life sciences industries experience significant price and volume fluctuations. The following factors, in addition to other risks described in this prospectus, may have a significant effect on our common stock market price:

•	actual or expected fluctuations in our operating results, including as a result of fluctuating demand by physicians and patients for ChemoFx;

•	changes in the market price for ChemoFx;

•	coverage and reimbursement decisions by third-party payors and announcements of those decisions;

•	clinical study results and publication of results in peer-reviewed journals or the presentation of results at medical conferences;

•	the inclusion or exclusion of our products in large clinical studies conducted by others;

•	new or less expensive products and services or new technology introduced or offered by our competitors or us;

•	the level of our development activity conducted for new products that we may develop and our success in commercializing these developments;

•	the level of our spending on ChemoFx, licensing and acquisition initiatives, clinical studies and internal research and development;

•

changes in the regulatory environment applicable to ChemoFx or any future products that we may develop, including any announcement from the FDA regarding regulation of our development or sales and marketing activities;

•

disputes or other developments relating to intellectual property and proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our ChemoFx test or any future product that we may develop;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•

actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally, or lack of analyst coverage;

•	failure to meet analyst expectations regarding our operating results;

•	conditions or trends in the life sciences industry, the financial markets or the economy in general;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	additions or departures of key personnel;

•	changes in the market valuation of similar companies;

•	the trading volume of our common stock; and

•	sales of our common stock, or expectations regarding such sales, by us or our stockholders.

Variations in the timing of our future revenues and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses. In addition, the stock market in general, and the NASDAQ Global Market and the market for life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. In other words, you are paying a price per share that substantially exceeds the value per share of our assets after subtracting our liabilities. Based on an assumed initial public offering price of $        per share, the mid-point of the range reflected on the cover page of this prospectus, and the pro forma net tangible book value of our common stock at September 30, 2007, your shares will be worth $         less per share than you will pay in the offering. Further, investors participating in this offering will contribute approximately         % of the total amount invested by stockholders since our inception but will only own approximately         % of the total shares outstanding immediately after this offering. The exercise of outstanding options and warrants will result in further dilution of your investment. In addition, if we raise funds by issuing additional shares, the newly issued shares will further dilute your ownership interest.

Future sales of our common stock in the public market could cause our stock price to fall, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of shares of common stock outstanding as of September 30, 2007, upon completion of this offering, we will have              shares of common stock outstanding, or              shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options or warrants.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. The remaining              shares of common stock outstanding after this offering, based on shares outstanding as of September 30, 2007, will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	restricted shares will be eligible for immediate sale upon the closing of this offering;

•	approximately restricted shares will be eligible for sale 90 days after the date of this prospectus;

•	approximately restricted shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus (subject to extension in specified circumstances); and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter, subject to any vesting requirements, upon expiration of their respective one-year holding periods under Rule 144 or subject to the requirements of Rule 144(k) or Rule 701, but could be sold earlier if the holders exercise any available registration rights.

J.P. Morgan Securities Inc. and Piper Jaffray & Co. may, in their sole discretion, at any time and without public notice, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. As restrictions on resale end, the market price of our stock could drop significantly if the holders of those shares sell them or are perceived by the market as intending to sell them. See “Shares Eligible for Future Sale.”

Six months after this offering, the holders of approximately              shares of common stock, based on shares outstanding as of September 30, 2007, including              shares underlying outstanding warrants, will be entitled to rights to require us to register such shares under the Securities Act. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock, even if our business is otherwise doing well. If we file a registration statement and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital. In addition, prior to the consummation of this offering, we intend to file a registration statement on Form S-8 under Securities Act to register up to              shares of our common stock for issuance under our stock option and employee stock purchase plans.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers and directors, and stockholders holding 5% or more of our outstanding common stock, together with their respective affiliates, beneficially owned over 80% of our common stock as of September 30, 2007, after giving effect to the automatic conversion of all outstanding preferred stock and assuming no exercise of outstanding options and warrants, and we expect that upon completion of this offering, those same stockholders will collectively beneficially own at least a majority of our common stock. To the extent these stockholders purchase additional shares, in this offering or otherwise, this ownership concentration would increase. Accordingly, after this offering, our executive officers, directors and principal stockholders will be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval, including mergers and other business combinations and sales of all or substantially all of our assets, and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying, deferring or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market value of our common stock, and may prevent attempts by our stockholders to replace or remove our board of directors or management. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

We will incur significant increased costs as a result of operating as a public company, and our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and listing on the NASDAQ Global Market.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, and rules of the Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2008. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts.

The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we may be subject to NASDAQ delisting, SEC investigation and civil or criminal sanctions.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial and accounting systems, procedures and controls to manage our business effectively.

In recognition of the increased complexity of the requirements of our financial reporting function upon becoming a public company, our auditors identified a significant deficiency relating to the adequacy of our accounting function during their audit of our 2006 financial statements. We have only recently hired a chief financial officer who is expected to commence employment during the fourth quarter of 2007, but we currently do not have an internal audit group or employees experienced in SEC reporting, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our first Form 10-K for which compliance is required, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

We have broad discretion to use the net proceeds from this offering and our investment of these proceeds may not yield a favorable return. We may invest the proceeds of this offering in ways you disagree with.

Our management has broad discretion as to how to spend and invest the proceeds from this offering and we may spend or invest these proceeds in a way with which our stockholders may disagree. Because we are not required to allocate the net proceeds from this offering to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds. Accordingly, you will need to rely on our judgment with respect to the use of these proceeds. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. As a result, you and other stockholders may not agree with our decisions. Pending full use in our business, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest bearing securities. These investments may not yield a favorable return to our stockholders.

If an active trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

Prior to this offering, there has been no public market for our common stock. Although we expect that our common stock will be approved for listing on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. This initial public offering price may vary from the market price of our common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. See “Underwriting” for more information regarding the factors that will be considered in determining the initial public offering price.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, or for a change in the composition of our board of directors or management to occur, even if doing so would benefit our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	dividing our board of directors into three classes;

•	limiting the removal of directors by the stockholders;

•	eliminating cumulative voting rights and therefore allowing the holders of a majority of the shares of our common stock to elect all of the directors standing for election, if they should so choose;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

We have never declared or paid dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

Our business requires significant funding, and we currently invest more in product development than we earn from sales of ChemoFx. We currently plan to invest all available funds and future earnings in the development and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends, including pursuant to the terms of debt agreements.

Our ability to utilize our federal and state net operating loss carryforwards may currently be limited or may become limited, or further limited, by this offering.

As of December 31, 2006, we had net operating loss carryforwards for federal and state income tax purposes of $48.5 million and $47.6 million, respectively. If not utilized, these carryforwards will expire between 2007 and 2026. Generally, utilization of a company’s net operating loss carryforwards may be subject to substantial annual limitations due to rules contained in the Internal Revenue Code (and similar state provisions) that are applicable if the company experiences an “ownership change.” Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for United States federal income tax purposes. We are in the process of completing an analysis to determine the impact of prior transactions involving the ownership of our stock. We believe that there have been prior ownership changes for this purpose and that there will be substantial limitations on the future utilization of our federal and state net operating loss carryforwards. Additionally, even if there were no ownership changes previously, it is possible that this offering, when considered together with past transactions and potential future transactions, could trigger an ownership change for this purpose. As a result, our ability to use our net operating loss carryforwards may be or become subject to substantial limitations, which could potentially result in increased future tax liability for us and in the expiration of our net operating loss carryforwards before they can be used.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology intended to identify statements about the future. These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements include, but are not limited to, statements about:

•	our expectation that, for the foreseeable future, substantially all of our revenues will be derived from ChemoFx;

•	future demand for ChemoFx and future tests, if any, that we may develop;

•	the factors that we believe drive demand for ChemoFx and our ability to sustain such demand;

•	the size of the market for ChemoFx;

•	our expectation that our research and development expense levels will remain high as we seek to enhance ChemoFx and develop new tests;

•	our dependence on collaborative relationships and the success of those relationships;

•	our compliance with federal, state and foreign regulatory requirements;

•	the potential impact resulting from any regulation of ChemoFx or future tests, if any, that we may develop, by the FDA, and our belief that ChemoFx is properly regulated under CLIA;

•	our plans to pursue coverage and reimbursement on a case-by-case basis;

•	our ability, and expectations as to the amount of time it will take, to achieve, maintain and expand coverage and reimbursement from third-party payors and government insurance programs;

•	increases in patient and physician demand resulting from our direct sales approach;

•	the ability of ChemoFx to impact treatment decisions;

•	plans for enhancements of ChemoFx, including the incorporation of genomic-based information into the testing process;

•	plans for future tests, or future enhancements to ChemoFx, addressing additional types of cancer and different types of drugs;

•	the outcome, timing or success of clinical studies;

•	our belief that clinical results will support the ability of ChemoFx to improve the treatment of cancer and thereby provide significant economic benefits to the healthcare system;

•	the existing capacity of our laboratory to process tests and our contemplated expansion of our laboratory capacity;

•	the factors that we believe drive the establishment of coverage policies;

•	our estimates and assumptions with respect to disease incidence;

•	the expected timing of presentations or publications;

•	our intellectual property and our strategies regarding filing additional patent applications to attempt to strengthen our intellectual property rights;

•	our expected stock-based compensation expense in future periods;

•	our ability to attract and retain employees;

•	our ability to implement financial controls and procedures on a timely basis;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; and

•	anticipated trends and challenges in our business and the markets in which we operate.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to hire additional sales and marketing personnel and to support costs associated with increased sales and marketing activities;

•	approximately $ million to fund our research and development programs to expand the capabilities of our ChemoFx platform;

•	approximately $ million to fund our ongoing clinical studies in patients with ovarian and breast cancers; and

•	the balance for other general corporate purposes, including working capital and capital expenditures, such as the potential expansion of our laboratory facilities.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We estimate that the net proceeds currently allocated to our clinical studies, taken together with other resources expected to be available, including a grant from the U.S. Department of Defense, will be sufficient to complete these studies, although as described elsewhere in this prospectus, the completion of these studies may be delayed for a number of reasons, in which case the net proceeds of this offering may not be sufficient to fully fund these studies. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, such as the progress of our product development efforts, regulatory requirements, commercialization efforts, the amount of cash used by operations and reimbursement levels. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. While we have no current plans, agreements or commitments with respect to any potential acquisition or investment, a portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds so invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based on our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give further effect to:

•	the automatic conversion of all of the outstanding shares of our preferred stock into an aggregate of 38,443,420 shares of our common stock immediately prior to the closing of this offering;

•

the automatic conversion of convertible promissory notes in the aggregate principal amount of $9.5 million, issued in August 2007, into             shares of our common stock upon the closing of this offering, based on an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus; and

•

the sale of             shares of our common stock at an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro forma as adjusted(1)
	(Unaudited)	(Unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$15,540	$

Convertible promissory notes(2)	13,615
Long-term debt, including current portion, net of debt discount	3,437
Stockholders’ equity:
Convertible preferred stock, $0.001 par value, issuable in series, 38,670,716 shares authorized, 38,443,420 shares issued and outstanding, actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	39
Common stock, $0.001 par value, 55,000,000 shares authorized, 3,890,973 shares issued and outstanding, actual and pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	65,835
Common stock warrants	1,599
Preferred stock warrants	84
Accumulated other comprehensive income	10
Accumulated deficit	(66,631)

Total stockholders’ equity	940

Total capitalization	$17,992	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total liabilities, total stockholders’ equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Amount represents gross proceeds of $9,549 and includes an embedded derivative valued at $4,066.

The outstanding share information in the table above excludes as of September 30, 2007:

•

7,884,790 shares of our common stock issuable upon the exercise of all options outstanding under our 1996 Stock Option Plan and our 2000 Stock Plan, at a weighted average exercise price of $0.68 per share;

•	1,470,295 shares of our common stock reserved for future issuance under our 2000 Stock Plan;

•	2,355,661 shares of our common stock issuable upon the exercise of warrants, at a weighted-average exercise price of $0.23 per share; and

•

an aggregate of                     shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors’ Stock Option Plan and 2007 Employee Stock Purchase Plan, each of which will become effective immediately upon the execution of the underwriting agreement relating to this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets) less total liabilities by the number of outstanding shares of our common and preferred stock. As of September 30, 2007, we had a net tangible book value of our common and preferred stock of $0.4 million, or approximately $0.01 per share. As of September 30, 2007, we would have had a pro forma net tangible book value of our common stock of approximately $             million, or approximately $             per share. Our pro forma net tangible book value per share gives effect to our issuance in August 2007 of convertible promissory notes in the aggregate principal amount of $9.5 million and the issuance of              shares of common stock upon the automatic conversion of such convertible promissory notes, based on an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, upon the closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common and preferred stock immediately after the closing of this offering.

After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $             million, or approximately $             per share of common and preferred stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders, and an immediate dilution of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2007	$

Pro forma net tangible book value per share as of September 30, 2007	$
Increase in net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and the dilution per share to investors participating in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase              additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share as of September 30, 2007 would be $             per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing common stock in this offering would be $             per share.

The following table sets forth, on a pro forma as adjusted basis, as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid (i) by existing stockholders and (ii) by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%	$

The number of shares of outstanding common stock reflected in the table above is based on the pro forma number of shares outstanding as of September 30, 2007 after giving effect to the sale of common stock offered in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to         % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to              shares, or         % of the total number of shares of common stock to be outstanding after this offering.

The historical net tangible book value per share is based on 42,334,393 shares of capital stock outstanding as of September 30, 2007. This number and the tables above exclude, as of September 30, 2007:

•

7,884,790 shares of our common stock issuable upon the exercise of all options outstanding under our 1996 Stock Option Plan and our 2000 Stock Plan, at a weighted average exercise price of $0.68 per share;

•	1,470,295 shares of our common stock reserved for future issuance under our 2000 Stock Plan;

•	2,355,661 shares of our common stock issuable upon the exercise of warrants, at a weighted-average exercise price of $0.23 per share; and

•

an aggregate of              shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors’ Stock Option Plan and 2007 Employee Stock Purchase Plan, each of which will become effective immediately upon the execution of the underwriting agreement relating to this offering.

The following table sets forth, on a pro forma as adjusted basis, as of September 30, 2007, after giving effect to the exercise of all outstanding stock options and warrants, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid (i) by existing stockholders and (ii) by investors participating in this offering at an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%	$

The number of shares of outstanding common stock reflected in the table above is based on the pro forma number of shares outstanding as of September 30, 2007 after giving effect to the sale of common stock offered in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to         % of the total number of shares of common stock

to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to              shares, or         % of the total number of shares of common stock to be outstanding after this offering.

Effective upon the closing of this offering, the number of shares of our common stock that will be reserved for future issuance under our equity benefit plans will also be subject to automatic annual increases in accordance with the terms of the plans. To the extent that new options are issued under our equity benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Historical results are not necessarily indicative of the results to be expected in the future.

The selected balance sheet data as of December 31, 2005 and 2006 and the selected statements of operations data for each year ended December 31, 2004, 2005 and 2006 have been derived from our audited financial statements that are included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2002, 2003 and 2004 and the selected statements of operations data for each year ended December 31, 2002 and 2003 have been derived from our audited financial statements not included in this prospectus. The selected balance sheet data as of September 30, 2007 and the selected statements of operations data for the nine months ended September 30, 2006 and 2007 are derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared our unaudited financial statements to reflect all adjustments, which include normal recurring adjustments, necessary to state fairly our financial position and results of operations.

	Years ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)	(Unaudited)
	(In thousands, except shares and per share data)
Statements of operations data:
Revenues:
Net revenues(1)	$1,130	$108	$1,549	$1,920	$846	$394	$1,671
Laboratory costs	1,485	984	984	978	1,078	735	1,327

Gross profit (loss)	(355)	(876)	565	942	(232)	(341)	344
Operating expenses:
Sales and marketing	2,132	1,295	307	376	1,801	999	3,607
Research and development	1,777	2,393	3,003	2,814	4,682	3,179	3,576
General and administrative	2,880	2,903	2,752	2,282	2,452	1,521	2,729
Depreciation	145	225	243	226	171	137	139

Total operating expenses	6,934	6,816	6,305	5,698	9,106	5,836	10,051

Loss from operations	(7,289)	(7,692)	(5,740)	(4,756)	(9,338)	(6,177)	(9,707)
Interest and other income (expense)	118	(38)	64	73	734	547	654
Interest expense	(47)	(1,084)	(75)	(57)	(43)	(25)	(424)
Embedded derivative expense	—	—	—	—	—	—	(4,066)

Net loss	$(7,218)	$(8,814)	$(5,751)	$(4,740)	$(8,647)	$(5,655)	$(13,543)

Net loss per share—basic and diluted(2)(3)	$(16.38)	$(3.71)	$(1.20)	$(1.30)	$(2.30)	$(1.50)	$(3.58)

Weighted average shares outstanding—basic and diluted(2)(3)	440,762	2,377,641	4,779,214	3,642,006	3,761,425	3,761,186	3,784,522

Pro forma as adjusted net loss per share—basic and diluted (unaudited)(2)(4)							$

Pro-forma as adjusted weighted average shares outstanding—basic and diluted (unaudited)(2)(4)

(1)

During the year ended December 31, 2003, we curtailed our sales efforts with respect to an earlier version of ChemoFx. During the years ended December 31, 2004 and 2005 and much of the nine months ended September 30, 2006, we did not have an active sales force, although we continued to process specimens and invoice for tests performed. During the years ended December 31, 2004, 2005 and 2006, net revenues include revenues of $1,234, $1,666 and $332, respectively, relating to Medicare tests performed in prior periods for which payment had been originally denied but for which we received payment upon appeal and recognized revenue on a cash basis.

(2)	See note 1 to our financial statements for a description of the method used to compute basic and diluted net loss per share.
(3)	Net loss per share and weighted average shares outstanding for the years ended December 31, 2002 and 2003 have been restated to give effect to a 1-for-14 reverse stock split effected in August 2003.
(4)

Assumes the automatic conversion of all of the outstanding shares of our preferred stock into an aggregate of 38,443,420 shares of our common stock immediately prior to the closing of this offering, the automatic conversion of convertible promissory notes in the aggregate principal amount of $9,549, issued in August 2007, into          shares of our common stock upon the closing of this offering, based on an assumed initial public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus, and the sale of          shares of our common stock at an assumed initial public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007
						(Unaudited)
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$2,497	$3,873	$5,555	$778	$16,563	$15,540
Working capital deficit	2,469	3,016	4,332	(47)	13,774	(1,147)
Total assets	6,629	7,125	8,416	3,252	20,278	21,986
Convertible promissory notes(1)	—	—	—	—	—	13,615
Long-term debt, including current portion, net of debt discount	617	562	601	365	4,277	3,437
Total liabilities	2,235	1,804	2,055	1,590	7,191	21,046
Convertible preferred stock	5,017	11	20	20	38	39
Total stockholders’ equity	4,394	5,321	6,360	1,662	13,086	940

(1)	Amount represents gross proceeds of $9,549 and includes an embedded derivative valued at $4,066 as of September 30, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Business Overview

We are a life sciences company developing and commercializing tests intended to assist physicians in individualizing cancer therapy in an effort to improve treatment outcomes. We focus on solid tumors for which the preferred choice among chemotherapy alternatives is often unclear because either multiple standards of care, or no standard of care, currently exist. We have developed and currently market our proprietary ChemoFx test. ChemoFx is a chemoresponse test that uses a patient’s live tumor cells to assess his or her likelihood of responding to various cancer drugs, or drug combinations, that the patient’s physician is considering for treatment. ChemoFx measures both the responsiveness, or sensitivity, of tumor cells to particular drugs, as well as their resistance. Currently, our sales and marketing efforts target the gynecologic cancer market, which includes various types of ovarian, uterine, cervical, vaginal and vulvar cancers, although we also receive and test tumor samples from patients with non-gynecologic cancers. We believe among gynecologic oncologists, that there is established usage of earlier-generation chemoresponse tests, and we have focused our sales and marketing team on this market segment. In our clinical study published in 2006, ovarian cancer patients treated only with a drug or drug combination to which their tumor cells were classified as responsive by ChemoFx experienced a median tumor progression-free interval approximately three times the median progression-free interval for patients treated only with drugs classified as non-responsive. We also receive orders for a variety of other tumor types, and we intend to leverage our clinical and sales and marketing experience in gynecologic cancers to market ChemoFx for additional indications, such as breast, lung and colorectal cancers.

We began selling ChemoFx in 1997. As of 2003, we had only limited reimbursement for ChemoFx. Accordingly, we increased our investments in clinical studies, and we curtailed our sales efforts in 2003. From 2002 to 2006, we published the results of three clinical studies demonstrating that the results obtained from ChemoFx were a significant predictor of ovarian cancer patients’ clinical responses to chemotherapy. During this period, we also improved certain features of the test, such as miniaturizing the required sample size and integrating automation into the testing process. In April 2006, Medicare began paying for the use of ChemoFx in gynecologic cancers on initial claim submission, and in August 2006, we re-established a direct sales force. As a result of these developments, for the nine months ended September 30, 2007, we billed for approximately 1,000 tests, as compared to approximately 260 billed tests during the nine months ended September 30, 2006. During the 12 months ended September 30, 2007, we billed for approximately 1,200 ChemoFx tests.

Since our inception, we have generated significant net losses. As of September 30, 2007, our accumulated deficit was $66.6 million. We incurred net losses of $5.8 million, $4.7 million and $8.6 million in the years ended December 31, 2004, 2005 and 2006, respectively, and $13.5 million in the nine months ended September 30, 2007. We expect our net losses to continue through the next few years until we can achieve sufficient revenues to cover our operating expenses. Our recent revenue growth is not necessarily indicative of future growth rates, and we do not know if the level of increased demand we have experienced during the 12 months ended September 30, 2007 can be sustained. We anticipate that a substantial portion of our capital resources and efforts will be focused on (1) the expansion of our sales and marketing functions to educate physicians and payors as to potential treatment benefits and economic value of our test, (2) investments in clinical studies to support and expand validation of ChemoFx beyond gynecologic cancers, (3) enhancements to ChemoFx to incorporate additional chemotherapies and to allow for testing of tumor responses to biologic therapies, as well as to focus on the development of a genetic platform for our test and (4) other general corporate purposes. Our financial results may be impacted by a number of factors, including adoption of our test by physicians, establishment of coverage policies by third-party payors and our ability to obtain reimbursement from payors that often require a case-by-case manual appeals process, which can be lengthy, and changes in government regulation, including FDA regulation. Until we receive broader coverage and reimbursement for our test and are therefore able to recognize a greater portion of revenues as tests are processed and reports delivered, we are likely to continue reporting net losses.

We offer ChemoFx at a list price of $450 per drug or drug combination tested, and since the beginning of 2006, our average invoiced price per test billed has been approximately $3,300. For patients with Medicare coverage, we invoice Medicare directly, so that Medicare pays for the entire allowable amount and we do not bill the patient. Medicare pays a fixed setup fee regardless of the cancer type tested, and then, generally pays a fixed amount for each drug or drug combination in accordance with a fee schedule for gynecologic cancers. Remaining balances on non-gynecologic cancers are appealed. Patients are not billed on any denied Medicare claims. There are no established drug-based limitations on our seeking reimbursement from Medicare. For claims to be submitted to other third-party payors such as health plans, including Medicare health maintenance organizations or preferred provider organizations, we generally receive an assignment of benefits from the patient. This allows us to file claims to the patient’s health plan, and to pursue an appeal in the event the health plan fails to provide coverage or adequate reimbursement for ChemoFx. Patients with private insurance are also responsible for applicable co-payments, deductibles and co-insurance as required by their policies. In the event that we exhaust all appeals with a health plan without obtaining an acceptable level of reimbursement, where allowed, we invoice the patient for the unpaid amount, although some patients may be eligible for a full or partial discount under our compassionate care program. Depending on their circumstances, meaning that we may not seek full payment from those patients.

Our average net revenue per test is less than our average invoiced price because many payors currently do not provide coverage or reimburse us for ChemoFx. Those payors that cover and reimburse us for ChemoFx generally pay amounts approximating our billed charges, but in some cases we may receive substantially less. We seek coverage and reimbursement on a case-by-case basis until we reach an agreement with Medicare or commercial payors on contract terms, or the payor establishes a favorable coverage policy for payment for ChemoFx. For example, in the second quarter of 2006, Medicare began paying for all ChemoFx tests involving gynecologic cancers upon initial claim submission. In addition, we expect to continue to pursue appeals of denied claims. As of September 30, 2007, we had been fully or partially reimbursed by over 425 different private payors, including managed care organizations, on a case-by-case basis for numerous cancer types. For the year ended December 31, 2006, we derived approximately 37% of our net revenues from private insurance, including managed care organizations and other healthcare insurance providers, 61% from Medicare and 2% from other sources. We expect that we will receive payments for ChemoFx billings that are lower than our invoiced amounts for the foreseeable future. If third-party payors establish coverage policies or our Medicare carrier expands its current coverage to include additional cancer indications, we expect that the number and level of payments received for ChemoFx billings would increase.

Financial Operations Overview

Net Revenues

We currently derive our revenues exclusively from sales of ChemoFx. We receive reimbursement from governmental payors, such as Medicare, private insurers, such as managed care organizations, and other private payors. We generally bill payors upon delivery of the ChemoFx report to the ordering physician.

Our net revenues are affected by increases or decreases in the number of specimens we receive for testing, the percent of billed claims paid and, for each claim that is paid, the percent of the billed charges that are reimbursed by the payor or paid by the patient. Billings to governmental payors and their reimbursement policies for our test are subject to numerous federal and state regulations and other billing requirements. We recognize our revenues net of contractual allowances, when the criteria for recognizing revenue are met.

Laboratory Costs

Laboratory costs primarily consist of the personnel-related costs of our laboratory technicians and other laboratory support personnel, including non-cash stock-based compensation expense for stock option grants, as well as the cost of drugs used in the testing process, laboratory supplies, shipping and distribution costs, depreciation and amortization and facility-related costs allocated to the laboratory. Laboratory costs are recorded for specimen processing in the period in which the costs are incurred, regardless of whether revenue is ultimately recognized with respect to that test. As a result, laboratory costs generally increase as our specimen volume increases. We expect that our laboratory costs will continue to increase in absolute dollars as our specimen volume and revenues increase and we hire additional laboratory technicians and support personnel, incur increased shipping, distribution and facility costs and spend more on supplies to support these anticipated increases in specimen volume and related revenues. However, as we achieve economies of scale associated with the processing of specimens, we anticipate that our laboratory costs will decrease on a per billed test basis, although laboratory costs may fluctuate in future periods due to the level of our capital expenditures.

Sales and Marketing

Selling and marketing expenses consist primarily of personnel-related costs for our sales and marketing personnel, including non-cash stock-based compensation expense for stock option grants, as well as travel costs, promotional expenses and facility-related costs allocated to selling and marketing expenses. Selling and marketing expenses include the costs of educating physicians, laboratory and operating room personnel and other healthcare professionals regarding our test, such as how ChemoFx was developed and validated, the type of information it provides and how to send specimens to our laboratory. As we add managed care directors who call on health plans for reimbursement and to obtain coverage decisions, these additional costs will be included in selling and marketing expenses. Marketing expenses also include the costs of participation at medical meetings and trade shows, as well as sponsoring key opinion leader seminars. We expect our selling and marketing expenses to increase in absolute dollars as we hire additional sales representatives and managers as part of our revenue growth strategy. As our existing sales force becomes more experienced and established in its markets and as we expand to new geographic markets, we believe that our sales force productivity should increase and that our selling and marketing expenses will decrease as a percentage of net revenues.

Research and Development

Research and development expenses primarily consist of personnel-related costs, including non-cash stock-based compensation expense for stock option grants, and facility-related costs allocated to research and development expenses. Such expenses also include costs to develop enhancements to ChemoFx and the testing process, as well as costs to conduct clinical studies to validate its benefits and utility. Costs for clinical studies are generally the result of contracted services, such as services by contract research organizations, or CROs, and clinical study consultants and costs associated with enrolling patients in clinical studies. We recognize costs for CROs when an obligation to pay a CRO has been established. We have applied fee-for-service and milestone-based methods of payments and expenses for our CROs, depending on the contract. Under the fee-for-service method, we record expenses in the period in which the CRO’s services were performed. CROs invoice us on a monthly basis in arrears for services performed during the month. If the invoice is received prior to month end close, the expense is accrued at the invoice amount. If the invoice has not been received prior to preparation of our financial statements, we contact the vendor for an estimate and accrue the estimated amount. In our experience, management has not been required to make significant estimates in accruing CRO costs on fee-for-service contracts. Under the milestone-based method, we record expenses only when the contractually established milestone has been fulfilled, regardless of when services were performed, since no obligation for payment has been incurred until the milestone has been achieved. The milestone-based method results in timing differences between the recording of expenses and the performance of services. Our clinical research staff tracks patient enrollment levels and any other clinical milestone criteria in order to determine whether expenses should be accrued. We do not currently have any contracts in place with CROs that have material milestone-based expenses. We charge all research and development expenses to operations as they are incurred, and we do not accrue for CRO expenses prior to the services being performed or the milestone being achieved, as applicable.

Substantially all of our research and development expenses relate to ChemoFx. Our research and development staff and associated infrastructure resources are deployed across multiple projects related to ChemoFx. We do not currently record or maintain information regarding research and development costs incurred on each ChemoFx sub-program or on a sub-project-specific basis.

Conducting a significant amount of research and development is a central part of our business model. From January 1, 2002 through September 30, 2007, we have incurred approximately $18.2 million in research and development expenses, and we plan to continue to make significant investments in research and development in order to realize the potential of ChemoFx. Our research and development expenses have historically exceeded our net revenues, and we expect our research and development expenses to increase in absolute dollars, but to decrease as a percentage of our net revenues as those revenues increase. We expect to fund our research and development expenses from our current cash and cash equivalents, the net proceeds from this offering, interest income on these balances, anticipated future cash from operations, $2.6 million of funding from the U.S. Department of Defense for a prospective study of ChemoFx in breast cancers and additional financing transactions. We are unable to estimate the nature, timing or costs of future research and development investments due to the complexity of the process through which, and the market in which, ChemoFx is being developed, and the numerous risks and uncertainties associated with developing ChemoFx, including the currently limited clinical data concerning the benefits of ChemoFx, the uncertain cost and outcome of ongoing and planned clinical studies, the possibility that regulators may require us to conduct clinical or non-clinical testing in addition to studies that we have planned, the rapid and significant technological changes, frequent new product and service introductions and enhancements and evolving industry standards in the life sciences industry and our future need for additional capital. For a discussion of the risks and uncertainties associated with our research and development investments, and the consequences to our operations, financial position and liquidity if the investments are not undertaken or completed in a timely manner, see “Risk Factors—Risks Concerning our Business—Clinical studies using ChemoFx may not be completed successfully, in a timely manner, or at all,” “Risk Factors—Risks Concerning our Business—New product development involves a lengthy and complex process, and we may be unable to commercialize any of the tests we are currently developing or introduce new products in a timely manner, which could cause our test to become obsolete and our revenues to decline” and “Risk Factors—Risks Concerning our Business—Our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize new tests and technologies.”

General and Administrative

General and administrative expenses relate to billing, finance, human resources and other administrative functions and primarily consist of compensation, including non-cash stock-based compensation expense for stock option grants. General and administrative expenses also include professional services, including accounting, tax, general and legal fees and facility-related costs allocated to general and administrative expenses. We anticipate absolute dollar increases in our general and administrative expenses as we add personnel, comply with reporting obligations applicable to public companies, incur additional expenses associated with the expansion of our facilities and continue to build our corporate infrastructure to support our anticipated growth. As a percentage of revenues, we expect our general and administrative expenses to decline.

Depreciation

Depreciation expense consists primarily of depreciation on equipment related to our research and development efforts, as well as depreciation on information technology infrastructure required to support our operations. Depreciation of laboratory leasehold improvements and depreciation associated with laboratory equipment are included in laboratory costs.

Interest and Other Income

Interest and other income consists primarily of interest earned on our cash and cash equivalents. We expect our interest income to increase as we invest the net proceeds from this offering.

Interest Expense

Interest expense to date has consisted primarily of interest expense on capital leases and loan balances. We currently do not intend to use any of the net proceeds from this offering to prepay any indebtedness outstanding under our existing capital leases or our current loan agreement. Upon the completion of a qualifying Initial Public Offering, a Qualified Financing or an Acquisition Transaction, in each case as defined in our convertible promissory notes issued in August 2007, all principal and accrued interest under these notes will automatically convert into shares of our common stock in accordance with their terms and will no longer remain outstanding. We anticipate that this offering will constitute a qualifying Initial Public Offering under the notes. Interest expense also includes the amortization of debt discount costs.

Income Taxes

We have incurred operating losses since our inception and, accordingly, have not recorded a current provision for income taxes for any of the periods presented. As of December 31, 2006, we had substantial federal and state net operating loss carryforwards. If not utilized, these net operating loss carryforwards will expire between 2007 and 2026. Our ability to utilize net operating loss carryforwards may be subject to a substantial annual limitation due to rules contained in the Internal Revenue Code that apply if we experience an “ownership change.”

Seasonality

The majority of our testing volume is dependent on surgery or biopsy procedures scheduled with gynecologic oncologists. We believe that the volume of specimens received from physicians may generally decline during the year-end holiday periods, summer holidays and physician conferences. However, because we are currently expanding our customer base, we are unable to determine the aggregate impact that these seasonal variables may have on our business. As a result, a comparison of our historical results in successive periods may not accurately reflect trends for future successive periods.

Critical Accounting Policies and Significant Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 to our financial statements included elsewhere in this prospectus. We believe the following critical accounting policies reflect our most significant estimates and assumptions used in the preparation of our financial statements.

Revenue Recognition and Contractual Allowances

We recognize revenues in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. Product revenues for tests performed are recognized when the criteria of revenue recognition are met. For tests for which any of the criteria are not met, we recognize revenue when cash is received if the service has already been provided. We bill various payors, including Medicare and commercial insurance companies, for ChemoFx upon delivery of a ChemoFx report to the ordering physician.

Medicare

For Medicare claims, we recognize revenue differently depending on whether the test is performed on a gynecologic tumor or another tumor type. As described elsewhere in this prospectus, for gynecologic cancers, our Medicare contractor, Highmark, began paying us upon initial claim submission beginning in April 2006 in accordance with a negotiated fee schedule. From the commencement of this contractual payment arrangement through the end of 2006, Highmark consistently reimbursed us in accordance with the contractual rate. As a result, at the beginning of the next reporting period, January 1, 2007, we had received full payment from Highmark for nine consecutive months, and we believed that we had established a sufficiently certain payment history in order to begin recognizing revenues on initial claim submission to Highmark for gynecologic cases, as opposed to on a cash basis. Therefore, beginning in 2007, we record net revenues for gynecologic cancers upon completion of the ChemoFx test and delivery of the final report to the ordering physician. The difference between the gross billings and the contracted rate is a contractual allowance. For the nine months ended September 30, 2007, gynecologic malignancies comprised approximately 80% of our total Medicare claims for that period.

As part of our billing arrangement with Highmark, a portion of our gross billed amount for each claim is attributed to a fixed ChemoFx test setup fee. Highmark began paying us for this setup fee, in accordance with a negotiated fee schedule in 2004. Highmark specifies a contractual payment rate for the setup fee, regardless of whether the claim was gynecologic or non-gynecologic in nature, and we record net revenues at this rate. Since 2005, we have recognized the gross charge of the setup fee, less the contractual allowance, as net revenue upon initial claim submission.

For non-gynecologic cancers billed to Medicare, we do not have coverage in place, nor do we have reliable estimates of the timing or certainty of payments. Therefore, net of the initial setup fee, we recognize all non-gynecologic revenues on a cash basis.

In the event that Medicare claims are not paid, appeals are presented to an administrative law judge, or ALJ. If the ALJ reverses a prior Medicare denial and orders Medicare to pay us, we recognize revenue at the time that the cash was received. Our net revenues for the years ended December 31, 2004 and 2005 included $1.2 million and $1.6 million, respectively, relating to Medicare ALJ allowance reversals relating to claims in prior periods. As a result of receiving payments from Highmark for gynecologic cases upon initial invoice submission beginning in 2006, the level of ALJ allowance reversals decreased to $0.3 million during the year ended December 31, 2006 and are expected to continue to decline in the future as a percentage of our net revenues.

Commercial Payors

We recognize non-Medicare revenues based on the amount of each claim we expect to collect, which is based upon our historical experience with the aggregate class of commercial payors. We currently do not have any significant contractual relationships with commercial payors. The difference between the amount we invoice and the amount we expect to collect is classified as a contractual allowance, despite the absence of any formal contractual arrangement, and the gross billings reduced by the estimated contractual allowance represents net revenues recorded in our financial statements.

In each reporting period, we review our historical collection experience from non-contracted commercial payors and adjust our expected revenues for current and subsequent periods accordingly through adjustments to the contractual allowances. As a result, we do not write off revenues previously recorded and do not record bad debt expense. For the years ended December 31, 2004, 2005, and 2006, we included adjustments in the contractual allowances for prior periods of $25,000, $39,000 and $29,000, respectively.

Despite the fact that we establish a contractual allowance for amounts that are not expected to be reimbursed by commercial payors, we continue to proactively pursue payment on all of our active billings through all levels of appeal which, depending on a particular health plan, may result in at least three levels of appeal. To the extent we are not successful in receiving sufficient payment, we may invoice the patient. We pursue collections from patients with reasonable amounts of effort, consistent with what we believe to be industry norms, prior to ceasing collection efforts. We invoice patients for coinsurance, deductibles and co-payments after receipt of payment from their insurance carrier, although some patients may qualify for discounts under our compassionate care program.

For the years ended December 31, 2004, 2005 and 2006, and the nine months ended September 30, 2006 and 2007, we calculated net revenues as follows:

	For the years ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
	(in thousands)
Gross billings(1)	$1,319	$927	$1,465	$733	$3,426
Contractual allowances, net(2)	(1,004)	(673)	(951)	(500)	(1,792)

Net revenues from tests billed	315	254	514	233	1,634
Medicare ALJ allowance reversal(3)	1,234	1,666	332	161	37

Net revenues	$1,549	$1,920	$846	$394	$1,671

(1)

Amount represents our list price of $450 multiplied by the number of drugs or drug combinations tested, which includes setup fees associated with each ChemoFx test. Until September 2004, our list price was $450 multiplied by the number of unique drugs tested, plus a fixed setup fee of $275 for each drug combination tested.

(2)

For the year ended December 31, 2004, the amount includes a contractual allowance equal to 100% of all Medicare billings. For the years ended December 31, 2005 and December 31, 2006 and the nine months ended September 30, 2006, the amounts included a contractual allowance equal to 100% of all Medicare billings, net of setup fees. For the nine months ended September 30, 2007, for billings relating to gynecologic malignancies, we have included a contractual allowance to account for a discount based upon a negotiated fee schedule, but we continue to include a contractual allowance equal to 100% of non-gynecologic Medicare billings, net of set-up fees. For each period presented, the amount includes a contractual allowance for non-Medicare payors based on our historical payment experience with the payor group.

(3)	Amount represents cash amounts received from Medicare for tests performed in prior periods for which Medicare claim denials had been appealed.

As of September 30, 2007, we had an aggregate of $4.7 million of gross billings under active appeal with Medicare, a commercial payor or in patient collection. However, because of contractual allowances established against these gross amounts, we did not recognize revenue for this gross amount. As of September 30, 2007, the contractual allowance against these gross billings was $3.9 million, resulting in accounts receivable of $781,000 recorded on our balance sheet as of September 30, 2007. Set forth below is an aging of our outstanding accounts receivable by payor classification, as of September 30, 2007:

Payor classification	0 -90 days	91 -180 days	181 -270 days	>270 days	Total
	(in thousands)
Medicare(1)	$264	$15	$30	$—	$309
Medicaid(2)	—	—	—	—	—
Commercial payors(3)	244	93	44	52	433
Self Pay(4)	13	11	4	12	39

Total accounts receivable	$520	$119	$78	$64	781

(1)

Medicare amounts shown in this table represent amounts pending approval or disposition from Highmark. This amount excludes approximately $400 in Medicare claims billed in prior periods that are currently pending before the Medicare Department of Appeals Board. A full contractual allowance has been applied to these billed amounts, and, as a result, do not relate to accounts receivable on our balance sheet. In the event that the appeals board issues an award to us, we would record net revenues upon the rendering of the decision equal to the cash we receive as a result of the award.

(2)	As we do not currently participate in the federal Medicaid program, we recognize no revenue on Medicaid.
(3)

Commercial amounts shown in this table represent expected collection amounts estimated based on historical experience. For these accounts receivable from non-contracted commercial payors, a hypothetical 5% change in our estimate of the collectible amount, and therefore the contractual allowance, would have resulted in a change of $0.1 million in our net revenues for the period and in our accounts receivable as of September 30, 2007.

(4)	Patient pay amounts shown in this table represent expected collection amounts estimated based on historical experience.

We review accounts receivable at the end of each reporting period. At that time, we determine whether write-offs or contractual allowance adjustments should be made. Outstanding balances deemed uncollectible, if any, are written off as bad debt. To date, these amounts have not been material, and as of September 30, 2007 there were no material past due accounts receivable.

Stock-based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, as interpreted by SAB 107, Share-Based Payment. SFAS 123R is a revision of SFAS

No. 123, or SFAS 123, Accounting for Stock Based Compensation, and supersedes Accounting Principles Board, or APB, No. 25, Accounting for Stock Issued to Employees, or APB 25. SFAS 123R requires all share- based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

Prior to January 1, 2006, we accounted for employee stock based compensation in accordance with the provisions of APB 25 and complied with the disclosure provisions of SFAS 123, and related SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Under APB 25, compensation cost for stock options granted to employees and non-employee directors was measured as the excess, if any, on the date of the grant, of the fair value of the stock over the amount an employee or non-employee director must pay to acquire the stock (the exercise price). Prior to 2006, the exercise price for all options granted was equal to the fair value of the stock on the date of grant, as determined by our board of directors, and as a result, there was no compensation expense recorded for stock options granted to employees and non-employee directors in 2004 and 2005. The board of directors, which included members who are experienced in valuing the securities of early-stage companies, considered both objective and subjective factors in determining the estimated fair value of our common stock on each option grant date. During 2004, 2005 and January 2006, our common stock was allocated a value of $0.10 per share, while Series A1 Preferred Stock was sold at $1.00 per share in August 2004 and Series B Preferred Stock was sold at $1.10 per share in February 2006. No shares of preferred stock were sold in 2005. Substantially all of our enterprise value was allocated to our preferred stock in 2004, 2005 and the first quarter of 2006 due to the following:

•	significant recurring operating losses in 2004, which continued into 2005 and 2006;

•	weak financial condition in 2004 and 2005 and continuing into 2006;

•	the low likelihood of a liquidity event;

•	cumulative dividends payable upon a liquidation event to the holders of our preferred stock;

•

risks affecting our business, including the lack of prospective Medicare coverage, uncertainty regarding the level of market acceptance of our test, uncertainty regarding the results of clinical studies and uncertainty regarding future financings; and

•	the lack of marketability of our common stock.

Effective January 1, 2006 with the adoption of SFAS 123R, we elected to use the Black-Scholes option pricing model to determine the fair value of options granted. In accordance with SFAS 123R, we recognize the compensation expense of share-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock. In connection with independent appraisals of the value of our common stock performed in 2006 and 2007, the volatility of comparable publicly traded companies was determined. Therefore, in accordance with SAB 107, we used the historical volatilities of similar public entities. The expected life of the awards is estimated based on the “SEC Shortcut Approach,” as defined in SAB 107, which is the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate assumption is based on observed interest rates for Treasury notes with lives approximating the expected life of the stock options. The dividend yield assumption is based on our history and expectation of paying no dividends. Forfeitures were estimated based on discrete groupings of employees, management and non-employee directors and the historical rate of forfeitures for those groups. The forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized during the year ended December 31, 2006 and thereafter is based on awards that are ultimately expected to vest. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock based compensation expense.

We granted stock options to our employees as of December 29, 2006, the last business day of the 2006 fiscal year, and January 2, 2007, the first business day of the 2007 fiscal year. The exercise price for these options was set by our board of directors based upon guidance set forth by the American Institute of Certified Public Accountants, or AICPA, in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity

Securities Issued as Compensation,” which we refer to as the AICPA Practice Aid. Our board of directors considered a number of factors in determining the fair market value of our common stock, including the price of our Series B Preferred Stock, which we had sold to outside investors at $1.10 per share in February 2006 in an arms-length transaction; the rights, preferences and privileges of our Series A1, Series A3 and Series B Preferred Stock; and the initiation of prospective payments for gynecologic malignancies from Medicare in April 2006. Our board determined that the fair market value of our common stock was $0.31 per share, and we granted options at this exercise price.

In connection with the preparation of our financial statements for the year ended December 31, 2006 in contemplation of this offering, in August 2007 our board of directors retrospectively assessed our enterprise value and the fair value of our common stock at December 29, 2006. At the same time, the board also retrospectively assessed our enterprise value and the fair value of our common stock at May 31, 2007 in connection with option grants made to two of our directors on that date. In September 2007, the board performed a contemporaneous assessment of our enterprise value and the fair value of our common stock in connection with option grants approved by the board in September 2007.

During both the retrospective reviews and the contemporaneous valuation, we used the probability weighted expected returns, or PWER, method to allocate enterprise value to our common stock. Under the PWER method, the value of our common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. In our situation, for the retrospective valuation as of December 29, 2006, the future outcomes included two scenarios: (i) we remain a private company and no liquidity event occurs (“remains private scenario”); and (ii) we become a public company (“public company scenario”). For the May 31, 2007 retrospective valuation and the September 2007 contemporaneous valuation, there was a third potential outcome considered: that we would be acquired by another company in a strategic transaction or otherwise acquired by sale or merger (the “acquisition scenario”).

For the December 29, 2006 retrospective valuation, we attributed a 95% probability to the remains private scenario and a 5% probability to the public company scenario. At that time our board of directors was not actively considering the possibility of a potential initial public offering, or IPO, during 2007. For the May 31, 2007 valuation, the probability of the public company scenario was increased to 30%, and the remains private scenario was adjusted to 60%, while the acquisition scenario was given a probability of 10%. At that time, we believed that the probability of completing an IPO remained relatively low, since, even though we had initiated discussions regarding a potential IPO and had interviewed a number of lead underwriting candidates at that point, the decision to move forward with a potential IPO had not been made. In particular, the board believed that market conditions indicated significant risk in being able to complete an IPO in 2007, and various alternatives were under active discussion, including a possible private financing. The formal board decision to move forward with the IPO and the naming of underwriters for the offering did not occur until June 2007. Our board also considered the acquisition scenario to be remote, although it considered that some life science companies may be candidates to be acquired once they initiate the public offering process by filing a registration statement.

For our September 2007 valuation, the probability of the public company scenario was increased to 60%, with the probabilities of the remains private and acquisition scenarios being 20% each. Under the public company scenario at September 2007, equal weights were given to an IPO during the fourth quarter of 2007 and the first quarter of 2008. We believed that the probability of an IPO had increased significantly between May 2007 and September 2007, as we selected the lead underwriters for this offering, held an organizational meeting in July 2007 and filed an initial registration statement with the Securities and Exchange Commission in August 2007. However, there was still uncertainty as to the ability to complete the IPO, as market conditions remained volatile during this period. In addition, as of September 2007, we had not hired a chief financial officer with public company reporting experience. We were interviewing candidates for this position, and based on the advice of our lead underwriters, we believed that there was significant risk involved in proceeding with an IPO without a chief financial officer. As the likelihood of an IPO increased, the board believe that the possibility of an acquisition had increased as well, based on recent transactions in the life sciences market involving public companies.

At each valuation date, we estimated our total enterprise value as well as the allocation of total equity to the classes of our capital stock. Under the remains private scenario, our estimates of enterprise value were based solely upon the income approach. Under the income approach, our enterprise value was based on the present value of our expected cash flows for the years 2007 through 2011, after which time management believed that the growth pattern would become stable. The assumptions underlying our estimates of future cash flows were consistent with the business plan used by our management, which assumed an increase in market penetration in the ovarian cancer market from less than 5% for 2007 to approximately 30% for 2011, and an increase in our aggregate reimbursement rate for all classes of payors from approximately 40% for 2007 to approximately 75% for 2011. Management’s estimate of future cash flows prepared for the valuations also took into account that our revenues and numbers of billed tests had increased significantly during the first and second quarters when compared to the prior year, due primarily to the expansion of our sales and marketing function in the third quarter of 2006 and the hiring of a vice president of sales and marketing in January 2007. Our estimate of cash flows under the “remains private” scenario was prepared on a debt-free basis, with no deductions for interest or debt principal. As a result, the estimate of cash flows represented the amounts available to both debt and equity investors.

Under the income approach used in our remains private scenario, our estimate of future cash flows was then discounted to present value using a market-derived weighted-average cost of capital of 25%, which takes into account the required rate of return for both debt and equity investors. We determined an appropriate rate of return for a hypothetical investor in our company using the capital asset pricing model, and we also considered the required rates of return used by the investment banks with whom we had begun discussions regarding a potential IPO in the second half of 2007. Additionally, we considered the rates of return, classified by stage of development, required by venture capitalists discussed in the AICPA Practice Aid. Based on all of these factors, we determined that a discount rate of 25% as of each valuation date was appropriate. If different discount rates had been used, the valuations would have been different.

In order to calculate our total enterprise value in the remains private scenario, we determined a terminal value using an enterprise value to revenue market multiple. This multiple was based upon market data, data provided by the investment banks with whom we had discussed a possible IPO, as well as the board’s informed judgment. The estimate of total enterprise value combined this terminal value with the discounted cash flows, and deducted our outstanding debt balance and added our cash balance at each valuation date. We then allocated the total enterprise value to our common stock under the remains private scenario, taking into account the liquidation preferences of our Series A1, A3 and B convertible preferred stock as well as a discount of 35% for lack of marketability as of each valuation date assuming we remain a private company. We elected to use a 35% discount for lack of marketability because there are significant restrictions on the transfer of our common stock contained in our stockholders agreement, and there are also restrictions on marketability of the common stock related to the veto rights of our preferred stockholders over certain corporate actions, as contained in our certificate of incorporation. In addition, there is also no guarantee of future dividends being paid to common stockholders. After considering these factors, as well as IRS Revenue Ruling 77-287 involving the issue of discounts for lack of marketability and certain other company-specific factors (such as the prospects for liquidity absent an IPO and the estimated volatility of our common stock), a 35% discount for lack of marketability was deemed appropriate to apply to the common stock. If a different discount for lack of marketability was used, the valuations would have been different.

Our estimates of enterprise value and the fair value of the common stock under the income approach did not change materially between the December 2006 and September 2007 valuation dates. At each such valuation date, we used the same financial projections and assumptions with respect to increases in market adoption and reimbursement. Other than the decrease in the weighting of the remains private scenario from 95% to 20% between December 2006 and September 2007, the only other variables that changed were the time period to which the discount rate was applied, due to the passage of time, and our outstanding cash and debt balances as of each valuation date.

Under the public company scenario at each valuation date, our estimates of enterprise value were based solely upon the market approach. Under the market approach, our estimated enterprise value was developed based upon current and forward-looking enterprise value-revenue multiples of comparable companies. Our valuation was based on estimated pre-money valuations, assuming an IPO at the end of 2007, provided by two investment banks with whom we had begun discussions regarding a possible IPO. Each of the two investment banks provided us with a list of comparable public companies in the diagnostic services industry and their current market valuations as of the valuation date based upon their stock prices. The comparable companies were selected based on scope and breadth of product offerings, annual revenue, stage of development, prospects for growth and risk profiles. Although each of the comparable companies differs in some respects from us, they are generally influenced by similar business and economic conditions and are considered to offer alternative investment opportunities. If different comparable companies were used, the valuations would have been different. We then determined a range of estimated pre-money valuations, based primarily on revenue multiples and our forecasted financial statements. Our average valuation was based on the high end and the low end of the valuation ranges estimated by each of the two investment banks, with different values for each of the two banks. The statistical mean of the highs and the lows estimated by each investment bank were then calculated to determine the midpoint of each investment bank’s range of values. The average of the two midpoints was then calculated to arrive at our average valuation under the public company scenario.

Under the public company scenario, we discounted the average valuations calculated as described above to their present values, using the same 25% discount rate used in the remains private scenario. We believed that this discount rate also represented the required rate of return to a hypothetical investor in our company under this scenario. For our December 2006 and May 2007 valuation dates, we assumed that an IPO would occur by the end of 2007, while as described above, for September 2007, equal consideration was given to an IPO during the fourth quarter of 2007 and the first quarter of 2008. This change in estimate of the timing of an IPO was the only change in the estimate of our enterprise value under the public company scenario between the December 2006 and September 2007 valuation dates. As described above, the public company scenario was attributed an increased probability during 2007, increasing from 5% at December 2006 to 60% in September 2007.

While the board and management believed through the May 2007 valuation date that continuing as a private company was the most likely event for us, they also believed that a strategic sale or merger was a viable option on the same time schedule as an IPO. As described above, the probability of this outcome was 0% at December 2006, increasing to 10% at May 2007 and 20% at September 2007. Under the acquisition scenario, we used primarily the previously determined equity values under the public company scenario, but we also deducted the liquidation preferences of our Series A1, A3 and B convertible preferred stock that would have been payable upon an acquisition in arriving at the enterprise value attributable to our common stock. There were no other changes in the estimated enterprise value or fair value of our common stock under the acquisition scenario at any of the valuation dates.

For our September 2007 valuation, under the public company and acquisition scenarios, we also considered the impact of our issuance of $9.5 million in principal amount of convertible promissory notes to our existing stockholders in August 2007. The notes convert into shares of our common stock upon certain defined liquidity events, including an IPO meeting certain thresholds, as well as an acquisition. In each case, the notes are convertible at a discount of 30% to the price paid in the qualifying IPO or the value of the common stock under the acquisition scenario.

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock.

The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot assure you of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Based on the methodologies described above, our board of directors estimated the fair value of our common stock to be $1.22 per share as of December 29, 2006 and January 2, 2007, $1.86 per share as of May 31, 2007 and $2.30 per share as of September 20, 2007. Accordingly, we recorded stock-based compensation during the year ended December 31, 2006 using a fair value of common stock of $1.22 per share and the exercise price of the December 29, 2006 option grants of $0.31 per share. As described above, all increases in the estimated value were due primarily to increased probability weightings to our public company and acquisition scenarios.

Based on an assumed initial public offering price of $             per share (the mid-point of the range reflected on the cover page of this prospectus), the intrinsic value of stock options outstanding at September 30, 2007

was $             million, of which $             million and $             million related to stock options that were vested and unvested, respectively, at that date.

Income Taxes

We account for income taxes under SFAS No. 109, Accounting for Income Taxes, which requires a balance sheet approach in accounting for income taxes. Under this method, deferred income tax assets and liabilities are established to reflect the future tax consequences of carryforwards and differences between the tax and financial bases of assets and liabilities, including net operating loss carryforwards. We provide a valuation allowance against deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 did not result in an adjustment to our accumulated deficit. We have recognized no interest or penalties upon the adoption of FIN 48. We do not expect any significant increases or decreases to our unrecognized tax benefits before December 31, 2007.

We are subject to U.S. federal income tax and various states’ income and franchise taxes. To the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount. To our knowledge, we are not currently under any tax examinations.

At December 31, 2006, we had deferred tax assets of $16.5 million relating to federal net operating loss carryforwards and $2.1 million relating to state net operating loss carryforwards. Due to uncertainties surrounding our ability to generate sufficient future taxable income to realize these assets, a full valuation allowance has been established to offset our deferred tax asset. Additionally, the future utilization of our net operating loss carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously, that could occur in the future or that could occur as a result of this offering. We are in the process of completing an analysis to determine the impact of prior changes in ownership. We believe that there have been prior changes in ownership and that there will be limitations on the future utilization of our federal and state net operating loss carryforwards. Until we have determined the amount subject to limitation, no amounts are being presented as an uncertain tax position in accordance with FIN 48. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from our deferred tax assets with a corresponding reduction of the valuation allowance.

For the nine months ended September 30, 2007, we incurred additional net losses of $6.9 million for federal and state tax purposes. As we are unable to conclude that it is more likely than not that the deferred tax assets associated with these additional net operating losses will be realized, an additional valuation allowance has been provided to offset the net deferred tax assets as of September 30, 2007. As of September 30, 2007, the valuation allowance was approximately $22.5 million.

Grant Revenue

We receive grants from governmental agencies for the purchase of equipment, ongoing research efforts and clinical studies. Amounts received for equipment purchases are deferred and recognized as other income over the useful life of the related property and equipment, provided that any conditions underlying the use of grant proceeds are satisfied. Revenue from grants for research and development expenses are deferred and recognized as other income as the conditions of the grant are met. If conditions are not met, revenue recognition is deferred until such time as the conditions are met. We have received a grant from the U.S. Department of Defense to conduct a prospective clinical study of ChemoFx in breast cancer. This grant is accounted for as deferred revenue on our balance sheet as of September 30, 2007. The grant will be recognized as grant or other income as milestones associated with the clinical study are achieved.

Results of Operations

The following table sets forth selected statement of operations information for each of the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
	(in thousands, except for numbers of tests and per test amounts)
Net revenues from tests billed	$315	$254	$514	$233	$1,634
Reversals of claims denials from prior periods	1,234	1,666	332	161	37

Net revenues	1,549	1,920	846	394	1,671
Laboratory costs	984	978	1,078	735	1,327

Gross profit (loss)	565	942	(232)	(341)	344

Operating expenses:
Selling and marketing	307	376	1,801	999	3,607
Research and development	3,003	2,814	4,682	3,179	3,576
General and administrative	2,752	2,282	2,452	1,521	2,729
Depreciation	243	226	171	137	139

Total operating expenses	6,305	5,698	9,106	5,836	10,051

Loss from operations	(5,740)	(4,756)	(9,338)	(6,177)	(9,707)

Other income (expense):
Interest and other income	64	73	734	547	654
Embedded derivative expense	—	—	—	—	(4,066)
Interest expense	(75)	(57)	(43)	(25)	(424)

Net loss	$(5,751)	$(4,740)	$(8,647)	$(5,655)	$(13,543)

Number of tests billed	406	285	483	260	977
Average net revenue per test billed	$776	$891	$1,064	$896	$1,672

Nine Months Ended September 30, 2007 and 2006

Net Revenues.    Net revenues increased by $1.3 million, or 324%, to $1.7 million for the nine months ended September 30, 2007 from $0.4 million for the same period in 2006. Our increase in net revenue was the result of an increase in the number of tests billed, which coincided with the launch of our direct sales force during the third quarter of 2006, and our receipt of prospective Medicare Part B coverage for the use of ChemoFx in evaluating gynecologic tumors. Of the net revenue increase, approximately $0.3 million was the result of a change in our ability to reliably estimate the collectibility of our Medicare gynecologic billings as of January 1, 2007. Revenue per test billed increased due to improved overall reimbursement rates, and, accordingly, our contractual allowances, as a percentage of gross billings, decreased to 52% for the nine months ended September 30, 2007 from 68% for the nine months ended September 30, 2006.

Laboratory Costs.    Laboratory costs increased by $0.6 million, or 81%, to $1.3 million for the nine months ended September 30, 2007 from $0.7 million for the same period in 2006. Our aggregate laboratory costs increased due to an increase in tests performed in 2007 and an increase in the number of laboratory personnel to perform and process an increased number of tests. However, laboratory costs per test billed decreased to $1,358 for the nine months ended September 30, 2007 from $2,827 for the same period in 2006. Laboratory costs per test billed have declined as we have increased the capacity utilization of our laboratory infrastructure and increased efficiencies in our use of materials.

Sales and Marketing.    Sales and marketing expenses increased by $2.6 million, or 261%, to $3.6 million for the nine months ended September 30, 2007 from $1.0 million for the same period in 2006. During the third quarter of 2006, we established an eight-person sales force, which expanded approximately threefold during the nine months ended September 30, 2007. The increase was primarily due to an increase of $1.4 million in personnel-related costs for the sales representatives and managers that we have hired subsequent to September 30, 2006, an increase in recruiting expense of $0.2 million, and a related increase of $0.5 million in travel and sales related expenses. We also incurred an increase of approximately $0.2 million in consulting costs during the nine months ended September 30, 2007 associated with the establishment of various marketing programs. The increase also includes $0.1 million of non-cash compensation expense during the nine months ended September 30, 2007 relating to stock option grants made in the fourth quarter of 2006 and the first and third quarters of 2007 to employees in selling and marketing functions.

Research and Development.    Research and development expenses increased by $0.4 million, or 12%, to $3.6 million for the nine months ended September 30, 2007 from $3.2 million for the same period in 2006. This increase was the result of $0.3 million in additional non-cash compensation expense relating to stock option grants made in the fourth quarter of 2006 and in 2007, $0.2 million in personnel-related costs and $0.2 million related to consultant fees for clinical trials. The increases are offset by decreases in our clinical studies expenses during 2007, including a change in contract terms with a research organization from milestone-based fees to a fee-for-service agreement that resulted in lower expenses of $0.2 million and a decrease of $0.2 million in expenses relating to our ongoing observational study.

General and Administrative.    General and administrative expenses increased by $1.2 million, or 79%, to $2.7 million for the nine months ended September 30, 2007 from $1.5 million for the same period in 2006. This increase was primarily due to $0.9 million of additional non-cash compensation expense during the nine months ended September 30, 2007 relating to stock option grants made in the fourth quarter of 2006 and in 2007 to employees in general and administrative functions and increased personnel costs of $0.2 million.

Interest and Other Income.    Interest and other income increased by $0.1 million, or 20%, to $0.7 million for the nine months ended September 30, 2007 from $0.6 million for the same period in 2006. This increase was associated with the recognition of grant revenue that had previously been deferred.

Embedded Derivative Expense.    In August 2007 we issued $9.5 million aggregate principal amount in interest-bearing convertible promissory notes. We concluded that the conversion option inherent in the notes constitutes an embedded derivative, as defined by the provisions of SFAS No. 133. The fair value of the embedded derivative was determined to be $4.1 million and it resulted in a non-cash expense recognized in the third quarter of 2007.

Interest Expense.    Interest expense increased by $0.4 million to $0.4 million for the nine months ended September 30, 2007 from $25,000 for the same period in 2006. In December 2006, we borrowed $4.0 million under the terms of a promissory note, which bears interest at a fixed rate of 11.29% per year. Amortization of deferred financing costs of $13,000 and a debt discount of $20,000 are also included in interest expense in 2007, for which there was no corresponding amount in 2006.

Years Ended December 31, 2006 and 2005

Net Revenues.    Net revenues decreased by $1.1 million, or 56%, to $0.8 million for the year ended December 31, 2006 from $1.9 million for the year ended December 31, 2005. This decrease was primarily driven by decreases in cash revenues recognized for prior period claims. In 2006, revenues recognized for Medicare ALJ payments on claims from prior periods decreased by approximately $1.3 million, or 80%, to $0.3 million from $1.7 million during 2005. Net revenues from tests billed in the reported year increased by $0.2 million, or 102%, to $0.5 million for the year ended December 31, 2006 from $0.3 million for 2005. Our increase in net revenue from tests billed in the reported year coincided with the launch of our sales force during the third quarter of 2006 and the commencement in April 2006 of payments from Medicare for the use of ChemoFx in gynecologic cancers on initial claim submission. Revenue per test billed increased due to improved overall reimbursement rates, and, accordingly, our contractual allowances, as a percentage of gross billings, decreased to 65% for the year ended December 31, 2006 from 73% for 2005.

Laboratory Costs.    Laboratory costs increased by $0.1 million, or 10%, to $1.1 million for the year ended December 31, 2006 from $1.0 million for 2005. Our aggregate laboratory costs increased due to an increase in tests performed in 2006, resulting from our re-launch of ChemoFx during the second half of 2006. Laboratory costs per test billed decreased, however, to $2,232 for the year ended December 31, 2006 from $3,432 for 2005. Laboratory costs per test billed have declined as we have increased the capacity utilization of our laboratory infrastructure and increased efficiencies in our use of materials.

Sales and Marketing.    Sales and marketing expenses increased by $1.4 million, or 379%, to $1.8 million for the year ended December 31, 2006 from $0.4 million for 2005. The increase primarily reflected $0.9 million in additional personnel-related costs, primarily to establish a field sales organization during the second half of 2006. During 2005, we did not have an active sales and marketing team. Additionally, we incurred an increase of $0.3 million in travel expenses associated with new sales personnel, an increase of $0.1 million in consulting costs associated with the establishment of the sales organization, as well as an increase of $70,000 for marketing programs.

Research and Development.    Research and development expenses increased by $1.9 million, or 66%, to $4.7 million for the year ended December 31, 2006 from $2.8 million for 2005. This increase was due primarily to an increase of $1.1 million associated with our recurrent ovarian cancer clinical study during 2006, an increase of $0.4 million associated with the initiation of our observational study, an increase of $0.3 million in personnel-related expenses associated with the improvement of ChemoFx and $0.1 million related to a license agreement for which there was no corresponding payment in 2005, partially offset by a decrease of $0.1 million in personnel-related expenses relating to clinical studies.

General and Administrative.    General and administrative expenses increased by $0.2 million, or 7%, to $2.5 million for the year ended December 31, 2006 from $2.3 million for 2005. The increase was primarily the result of an increase of $0.2 million in reimbursement-related costs, such as legal expenses and personnel- related expenses, associated with negotiations with our Medicare Part B carrier in order to obtain coverage and reimbursement.

Interest and Other Income.    Interest and other income increased by $0.7 million, or 905%, to $0.7 million for the year ended December 31, 2006 from $73,000 for 2005. This was primarily associated with higher average cash balances resulting from the net proceeds of approximately $19.9 million received in a preferred stock financing that closed in February 2006 and higher interest rates for the year ended December 31, 2006.

Interest Expense.    Interest expense decreased by $14,000, or 25%, to $43,000 for the year ending December 31, 2006 from $57,000 for 2005. This decrease was primarily due to lower outstanding balances under equipment lease agreements.

Years Ended December 31, 2005 and 2004

Net Revenues.    Net revenues increased by $0.4 million, or 24%, to $1.9 million for the year ended December 31, 2005 from $1.5 million for 2004. This increase was primarily driven by an increase in revenues recognized for prior period claims. In 2005, revenues recognized for Medicare ALJ payments on claims from prior periods increased by $0.4 million, or 35%, to $1.7 million from $1.2 million in 2004. Net revenues from tests billed in the year decreased by $61,000, or 19%, to $0.3 million for the year ended December 31, 2005 from $0.3 million for 2004 due to a decline in the number of tests billed in the period. We attribute the decline in our tests billed to reductions in our sales force during 2003 and the first half of 2004. Reimbursement levels remained relatively stable between these periods, as our contractual allowances, as a percentage of gross billings, decreased to 73% for the year ended December 31, 2005 from 76% for 2004.

Laboratory Costs.    Laboratory costs remained approximately the same at $1.0 million for the year ended December 31, 2005 and the year ended December 31, 2004. The aggregate decrease was primarily due to lower specimen volumes received in 2005, following the full discontinuation of our sales force during the first half of 2004. Laboratory costs per test billed increased, however, to $3,432 for the year ended December 31, 2005 from $2,424 for 2004. Our laboratory costs per test billed increased as we had fewer tests billed over which our laboratory infrastructure and fixed labor costs could be allocated.

Sales and Marketing.    Sales and marketing expenses increased by $69,000, or 22%, for the year ended December 31, 2005 to $0.4 million from $0.3 million for 2004. We did not have a sales force in 2005 and our sales and marketing team consisted of six individuals during the first half of 2004. The increase in aggregate selling and marketing expenses was primarily related to an increase of $89,000 of marketing fees associated with our revised website, offset by a $47,000 decrease in personnel-related costs following the full discontinuation of our sales force in the first half of 2004.

Research and Development.    Research and development expenses decreased by $0.2 million, or 6%, to $2.8 million for the year ended December 31, 2005 from $3.0 million for 2004. Product development expenses associated with improvements to ChemoFx increased by $0.1 million. Clinical studies expenses decreased by $0.3 million, primarily due to decreases in personnel-related costs from employee terminations and changes in the timing of payments to our CRO.

General and Administrative.    General and administrative expenses decreased by $0.5 million, or 17%, to $2.3 million for the year ending December 31, 2005 from $2.8 million for 2004. The reduction reflected a restructuring of our reimbursement and billing activities during 2005, resulting in a decrease of $0.2 million in personnel-related expenses, a decrease of $0.2 million in personnel-related expenses associated with employee attrition and turnover and a decrease of $72,000 in license-related fees.

Interest and Other Income.    Interest and other income increased by $9,000, or 14%, to $73,000 for the year ending December 31, 2005 from $64,000 for 2004. This increase was primarily related to higher interest rates during 2005, as our average cash balances were lower in 2005.

Interest Expense.    Interest expense decreased by $18,000, or 24%, to $57,000 for the year ending December 31, 2005 from $75,000 for 2004. This decrease was primarily due to lower outstanding balances under equipment lease agreements.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily through a combination of privately placed convertible preferred stock sales, convertible promissory notes and associated warrants, bank financing, capital lease agreements for the purchase of equipment and grants from governmental authorities. From January 1, 2002 through September 30, 2007 we raised approximately $35.3 million, net of issuance costs, through the issuance of convertible preferred stock and the conversion of bridge loans into convertible preferred stock, $9.5 million from the issuance of convertible promissory notes in August 2007, $4.0 million from the issuance of a promissory note in December 2006, and during the same period, we financed equipment purchases through approximately $1.6 million of capital leases.

In September 2002, we entered into a master lease agreement with General Electric Capital Corporation, or GE Capital, to purchase new equipment. We have renewed this agreement on multiple occasions, and in July 2006 we renewed the equipment lease through December 2007 for an amount up to $1.0 million. During the year ended December 31, 2006, we made total draws of approximately $0.4 million under this agreement, at a weighted average borrowing rate of 11.43% annually. In connection with renewals of the equipment facility, we issued warrants to purchase 26,000 shares and 7,955 shares of our common stock at initial exercise prices of $1.00 and $1.10 per share, respectively.

In December 2006, we issued a $4.0 million promissory note to GE Capital to fund our working capital requirements. We also entered into a security agreement under which our obligations are secured by all of our assets other than our intellectual property. The promissory note bears interest at a fixed rate of 11.29% per year. The promissory note is payable in 36 equal monthly installments of approximately $0.1 million, beginning January 1, 2007, with a balloon payment of approximately $0.4 million due on January 1, 2010. In connection with the promissory note, we issued a warrant to purchase 181,818 shares of our Series B Convertible Preferred Stock, at an initial exercise price of $1.10 per share. The value of these warrants has been recorded as a debt discount and is being amortized over the life of the related promissory note.

In August 2007, we raised $9.5 million before estimated issuance costs of approximately $84,000, through the issuance of convertible promissory notes to certain of our existing investors. The proceeds from this financing will be used for general corporate purposes. The notes are secured by an interest in all of our assets other than our intellectual property, which is subordinated to the security interest of GE Capital, and the notes bear interest at a fixed rate of 8% per year. All principal and accrued interest under these notes is due on April 30, 2008 unless earlier automatically converted. The principal amount of, and accrued interest on, these notes will be converted into shares of our common stock upon the closing of this offering at a conversion price equal to 70% of the initial public offering price per share.

Cash Flows

As of September 30, 2007 and December 31, 2006, we had cash and cash equivalents of $15.5 million and $16.6 million, respectively, excluding $1.2 million and $0.9 million, respectively, received as a restricted cash advance, plus interest thereon, in connection with a grant from the federal government for our future clinical studies, which was held primarily in short-term government agency securities and money market funds. The change in our cash balance during 2007 was primarily the result of our operating losses during the nine months ended September 30, 2007, offset by the $9.5 million in net proceeds from our August 2007 issuance of convertible promissory notes. We have established guidelines relating to diversification and maturities of our investments to preserve principal and maintain liquidity. Other than the August 2007 issuance of convertible promissory notes to our existing investors, we have no other agreements with investors, banks or other entities to provide new sources of funding.

The following table summarizes our cash flows for each of the three years ended December 31, 2006 and for the nine months ended September 30, 2006 and 2007.

	Years ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
	(in thousands)

Cash provided by (used in):
Operating activities	$(5,000)	$(4,374)	$(7,497)	$(5,451)	$(8,861)
Net purchases of property and equipment and patent costs	(194)	(110)	(254)	(134)	(840)
Sales of property and equipment	290	—	—	—	—
Net proceeds from sales of preferred stock	6,748	—	19,899	19,899	—
Net proceeds from issuance of convertible promissory notes	—	—	—	—	9,549
Proceeds from issuance of promissory note	—	—	4,000	—	—
Repayments of long-term debt	(359)	(367)	(364)	(183)	(889)

Net cash used in operating activities for each of the three years ended December 31, 2006 and the nine months ended September 30, 2007 and 2006 primarily reflected our net losses and changes in working capital during those periods, offset in part by non-cash depreciation and amortization and, for the year ended December 31, 2006 and the nine months ended September 30, 2007, non-cash stock-based compensation expense, as well as a non-cash embedded derivative recorded during the nine months ended September 30, 2007.

Our ability to make scheduled payments of principal, or to pay the interest or liquidated damages, if any, on, or to refinance, our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. There can be no assurance that we will generate sufficient cash flow from operations or that our anticipated revenue growth and operating improvements will be realized in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, there can be no assurance that we will be able to effect any future refinancing of our debt on commercially reasonable terms or at all.

Contractual Obligations

The following table reflects a summary of our contractual obligations as of December 31, 2006:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Principal and interest under promissory note	$4,634	$1,331	$2,903	$400	$—
Capital lease obligations, including interest, for equipment	545	275	267	3	—
Operating lease obligations relating to corporate headquarters and laboratory facility(1)	2,336	442	1,410	484	—

Total	$7,515	$2,048	$4,580	$887	$—

(1)	We lease approximately 22,000 square feet for office and laboratory space in Pittsburgh, Pennsylvania under an operating lease that expires in 2011.

Operating Capital and Capital Expenditure Requirements

We expect to continue to incur substantial operating losses in the future and to make expenditures to grow our sales and marketing capabilities to keep pace with the expansion of our research and development programs, and to support facility expansion operations, all of which we expect to fund in part with the proceeds of this offering. It may take several years to achieve these goals. We expect that the net proceeds from this offering and our existing cash and cash equivalents, including the net proceeds of the issuance of convertible promissory notes in August 2007, will also be used to fund working capital and for general corporate purposes, such as licensing technology rights. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products.

We currently believe that our cash and cash equivalents, together with the net proceeds from this offering, interest income on these balances, anticipated future cash from operations, $2.6 million of funding from the U.S. Department of Defense for a prospective study of ChemoFx in breast cancer and additional financing transactions, will be sufficient to meet our anticipated cash requirements for at least the next 12 to 24 months. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed below and in the “Risk Factors” section of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. We cannot be certain that any of our sales and marketing initiatives, reimbursement efforts or product development projects will be successful or that we will be able to raise sufficient additional funds to see these programs through to a successful result.

Our present and future funding requirements will depend on many factors, including:

•	our rate of progress in establishing coverage and reimbursement with third-party payors;

•	the rate of adoption of ChemoFx in the marketplace;

•	the cost and delays in product development as a result of any changes in regulatory policies or laws applicable to our operations, including FDA regulation;

•	the cost of expanding our commercial and laboratory operations, including our selling and marketing efforts;

•

the rate of progress and cost of product development activities associated with the expansion of ChemoFx for additional cancers, drugs and classes of cancer therapies and the incorporation of other enhancements such as genomic-based information into the ChemoFx platform;

•	the cost of conducting ongoing and future clinical studies to support and expand the validation of ChemoFx;

•	the cost of filing, prosecuting, and maintaining patents and other intellectual property rights, as well as costs of litigating any intellectual property disputes;

•	the effect of competing technological and market developments;

•	the economic and other terms and timing of any collaborations, licensing or other arrangements into which we may enter; and

•	the cost associated with any acquisitions of complementary technology or businesses that we may undertake.

Until we can generate a sufficient amount of product revenues to finance our cash requirements, which we may never do, we may seek to finance future cash needs through public or private equity offerings, debt financings, borrowings or strategic collaborations. There can be no assurance that additional capital will be available when needed on acceptable terms, or at all. The issuance of equity securities may result in dilution to stockholders. If we raise additional funds through the issuance of debt securities, these securities would have rights, preferences and privileges senior to those of our common stock and the terms of the debt securities could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. In addition, we may have to work with a partner on one or more of our product development programs or market development programs, which could lower the economic value of those programs to us. If adequate funds are not available, we may have to scale back our operations or limit our research and development activities, which would have a material adverse impact on our business prospects and results of operations.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of adopting SFAS 159 on our financial statements.

Off-Balance Sheet Arrangements

Since inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is confined to our cash, cash equivalents and restricted cash and investments, all of which have maturities of less than one year. The goals of our investment policy are liquidity and capital preservation. Our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including obligations of U.S. government agencies, corporate bonds, commercial paper and money market funds. Our cash and investments as of December 31, 2006 consisted primarily of obligations of United States government agencies and money market funds.

Our promissory note and equipment leases have fixed interest payments, and, therefore, we are not subject to market risk with respect to this debt.

We have no operations outside the United States, and all of our operating expenses and capital expenditures are denominated in United States dollars. As a result, we are not subject to market risk with respect to currency exchange rate fluctuations.

Inflation

Inflation did not have a significant impact on our operations during the three years ended December 31, 2006 or the nine months ended September 30, 2007. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions.

Controls and Procedures

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting as of December 31, 2006 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002 additional control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

Material weaknesses may exist when we report on the effectiveness of our internal control over financial reporting for purposes of our reporting requirements under the Exchange Act, or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and could impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

BUSINESS

Overview

Precision Therapeutics is a life sciences company developing and commercializing tests intended to assist physicians in individualizing cancer therapy in an effort to improve treatment outcomes. We focus on solid tumors for which the preferred choice among chemotherapy alternatives is often unclear because either multiple standards of care, or no standard of care, currently exist. We have developed and currently market our proprietary ChemoFx test. ChemoFx is a chemoresponse test, a type of test that uses a patient’s live tumor cells to assess his or her likelihood of responding to various cancer drugs, or drug combinations, that the patient’s physician is considering for treatment. ChemoFx measures both the responsiveness, or sensitivity, of tumor cells to particular drugs, as well as their resistance. Currently, our sales and marketing efforts target the gynecologic cancer market, which includes various types of ovarian, uterine, cervical, vaginal and vulvar cancers, although we also receive and test tumor samples from patients with non-gynecologic cancers. We believe that there is established usage of earlier-generation chemoresponse tests among gynecologic oncologists, and we have focused our sales and marketing team on this market segment. In our clinical study published in 2006, ovarian cancer patients treated only with a drug or drug combination to which their tumor cells were classified as responsive by ChemoFx experienced a median tumor progression-free interval approximately three times the median progression-free interval for patients treated only with drugs classified as non-responsive. We also receive orders for testing a variety of other tumor types, and we intend to leverage our clinical and sales and marketing experience in gynecologic cancers to market ChemoFx for additional indications, such as breast, lung and colorectal cancers, for which we believe ChemoFx could also improve physicians’ selection among, and prediction of response to, a range of chemotherapies.

For many late-stage and recurrent cancers, no medical consensus exists regarding the drug or drug combination most likely to be effective in killing cancer cells or halting disease progression. We estimate that each year there are an aggregate of over 900,000 cases of ovarian, breast, lung and colorectal cancers in the United States for which chemotherapy is prescribed but for which current clinical guidelines do not specify a preferred therapeutic standard. Of these, we estimate that approximately 75,000 rounds of chemotherapy are prescribed for late-stage primary or recurrent ovarian cancer, which is within our initial target market of gynecologic cancers. The FDA has approved 56 direct-acting cancer drugs for commercial use with solid tumors, and approximately 400 additional drugs are currently in clinical development. As the number of FDA-approved drugs increases, it is becoming more difficult for physicians to select the optimal treatment regimen for each patient. The choice is further complicated by the uniqueness of each patient’s tumor. A drug or drug combination that is clinically effective for one patient may be ineffective for another patient with a tumor of the same type. In order to minimize the side effects and costs of ineffective chemotherapy, there is increasing need for a test to assist physicians in selecting for each patient the chemotherapy that has the best chance of success. Our user-friendly ChemoFx report classifies the patient’s tumor as “responsive,” “intermediate” or “non-responsive” to each drug or drug combination requested by a physician. With this information, we believe physicians can more effectively individualize treatment decisions for their patients.

We offer ChemoFx at a list price of $450 per drug or drug combination tested, and since the beginning of 2006 our average invoiced price has been approximately $3,300 per test billed. For patients with Medicare, we invoice Medicare directly, so that Medicare pays the entire allowable amount and we do not bill the patient. Medicare pays our charge for a ChemoFx setup fee regardless of the cancer type tested, and then generally pays a fixed amount for each drug or drug combination in accordance with a fee schedule for gynecologic cancers. There are no established drug-based limitations on our seeking reimbursement from Medicare. For claims to be submitted to other third-party payors such as health plans, including Medicare health maintenance organizations or preferred provider organizations, we generally receive an assignment of benefits from the patient, which allows us to file claims to the patient’s health plan on his or her behalf and to pursue an appeal in the event the health plan fails to provide coverage or adequate reimbursement for ChemoFx. Patients with private insurance are also responsible for applicable co-payments, deductibles and co-insurance as required by their policies. In the event that we exhaust all appeals with a health plan without obtaining an acceptable level of reimbursement, we invoice the patient for the unpaid amount, although some patients may be eligible for full or partial discounts under our compassionate care program, depending on their circumstances.

Our average net revenue per test billed is less than our average invoiced price because many payors currently do not provide coverage or reimburse us for ChemoFx. Those payors that cover and reimburse us for ChemoFx generally pay amounts approximating our billed charges, but in some cases we may receive substantially less. In the second quarter of 2006, Medicare began covering and paying for all ChemoFx tests involving gynecologic cancers upon initial claim submission rather than through a potentially lengthier case-by-case appeal process. We have also been fully or partially reimbursed by over 425 different private payors, including managed care organizations, on a case-by-case basis for numerous cancer types. We have completed three clinical outcome studies supporting the use of ChemoFx in ovarian cancer, and we are currently participating in prospective clinical trials for ovarian and breast cancers, as well as the establishment of an observational patient registry. We have achieved increased adoption of ChemoFx since the publication of our ovarian cancer study in January 2006, our receipt of prospective Medicare coverage and the establishment in August 2006 of our direct sales force. For the nine months ended September 30, 2007, our net revenues from tests billed, were $1,634,000, and we billed for approximately 1,000 tests during this period. In the 12 months ended September 30, 2007, we billed for approximately 1,200 specimens, including over 30 different types of cancer, as classified by the National Cancer Institute. We perform all ChemoFx testing at our laboratory, which is located in Pittsburgh, Pennsylvania and CLIA-certified.

Treatment of Cancer

Cancer is a group of diseases characterized by the uncontrolled growth and spread of abnormal cells. The key difference between a cancerous tumor cell and a normal cell is that the tumor cell does not obey the surrounding signals from the patient’s body and continues to proliferate when it should not. Cancer results from inherited or acquired genetic mutations that disrupt the body’s normal regulation of cells and, while certain common pathways are often involved, each patient’s cancer cells are unique. In 2007, the American Cancer Society estimates that over ten million people in the United States are living with or have a history of cancer and that in 2007, more than 1.4 million people in the United States will develop cancer and approximately 560,000 people will die from the disease. The most common types of cancer include breast, prostate, lung and colon. Additionally, for ovarian cancer alone, approximately 22,400 women are expected to be diagnosed with primary cancer, and 15,300 are expected to die from the disease, in 2007.

When cancer is detected early and remains localized, it may be treated effectively with surgery or radiation. However, when a cancerous tumor may not have been completely removed or may spread to other parts of the body, patients may receive chemotherapy. Chemotherapy usually involves the use of highly toxic drugs in an effort to kill cancer cells or to stop or slow their growth. It is often given after surgery to kill remaining cancer cells that could not be physically removed or to reduce the risk of cancer recurrence.

Unfortunately, a cancer patient’s response to a particular chemotherapy is idiosyncratic and not individually predictable based on existing clinical data. Because the molecular composition of tumor cells varies from patient to patient, even within the same tumor type, the use of chemotherapy is often an inexact science. Achieving a response with a cancer drug depends on the tumor being susceptible to the chosen treatment, the treatment reaching the tumor in sufficient concentrations and patient-specific factors, such as the contribution of the patient’s immune system. Oncologists select among available cancer drugs based primarily on the type, stage, grade and location of a patient’s tumor. They consider drugs and drug combinations that have demonstrated some activity in clinical studies of large patient populations, without knowing how well a particular patient’s tumor will respond to a given drug or drug combination.

Our Market Opportunity

Our market opportunity encompasses solid tumor cancers for which the choice among chemotherapy treatments is ambiguous, either because multiple accepted alternatives exist or because no standard of care has yet been defined. We do not expect to market ChemoFx for types or stages of cancers as to which a universally accepted chemotherapeutic standard of care is specified by guideline standard organizations. These organizations, such as ASCO and NCCN, provide guidance for physicians on treatments that have shown clinical utility in either clinical trials or in practice for use in each type, stage and occurrence of cancer. In some cancers, a single choice or a small number of treatment choices are recommended. However, in many types and stages of cancer, especially in recurrent cases, multiple or no generally accepted treatments are recommended. For example, the NCCN guidelines include 19 “acceptable” drugs for recurrent ovarian cancer. For late-stage and recurrent cancers, currently marketed chemotherapies often have low response rates in clinical studies of large patient populations. The 19 drugs included in the NCCN guidelines for recurrent ovarian cancer achieved clinical responses in only 3% to 56% of the patients evaluated in clinical studies.

Due to the low response rates of FDA-approved drugs in many cancers and increases in the number of available chemotherapies, physicians are often forced into a trial and error approach to selecting drugs to which patients’ tumors may respond. According to a U.S. General Accounting Office study conducted in 1991, 56% of cancer patients were given at least one drug off-label, meaning that it was administered for an indication other than one for which the drug was approved by the FDA, and one-third of patients received at least one drug not listed in the published cancer guidelines.

Even though a drug or drug combination may have been shown to be effective in a particular percentage of patients in a clinical study, it is difficult to predict whether an individual patient will respond to the treatment in clinical practice, and for many situations, multiple alternatives exist. For the treatment of late-stage and recurrent breast cancer, NCCN guidelines list nine preferred single agents, nine preferred combination therapies and five other active agents. For the treatment of late-stage and recurrent ovarian cancer, the NCCN guidelines note that patients who progress on two consecutive single-agent regimens from the list of 19 acceptable drugs without evidence of clinical benefit are unlikely to benefit from additional chemotherapy.

As summarized in the table below, we estimate that there are over 900,000 rounds of chemotherapy prescribed for ovarian, breast, lung and colorectal cancers each year in the United States for which current clinical guidelines do not specify a preferred therapeutic standard of care.

Estimated Annual Rounds of Chemotherapy for Cancers for Which There are Multiple Standards of Care

	Ovarian	Breast	Lung	Colorectal	Total
Late-stage Primary	16,600	41,900	133,700	56,900	249,100
Recurrent	59,300	147,000	329,900	140,200	676,400

Total	75,900	188,900	463,600	197,100	925,500

A round of chemotherapy can cost at least tens of thousands of dollars, and sometimes over $100,000, in cancer and supportive care drug costs, as well as physician administration costs. More importantly, each round can take months to complete, during which time a patient’s tumor may progress in the case of ineffective therapies, and can dramatically impact a patient’s quality of life. Patients usually experience a wide range of acute toxicities, including infection, mouth and throat pain, weight loss, fatigue, hair loss, fingernail and toenail loss, rashes and injection site reactions. Moreover, it may take weeks or months to determine that a particular therapy is not working before switching to an alternative treatment, which can reduce the probability that subsequent rounds of chemotherapy will be effective. Long-term effects of chemotherapy can include cognitive impairment, cardiac tissue damage, infertility, disease of the central nervous system, chronic fatigue, secondary malignancies and personality changes. Because the benefits of chemotherapy vary significantly across cancer populations and due to the physical and mental burdens that chemotherapy patients endure, it is important to select therapies early that have the greatest likelihood of benefit.

For decades, physicians have sought to guide their choices among accepted chemotherapies by testing drugs against patients’ tumor cells in the laboratory. However, we believe that prior attempts have suffered from a number of limitations. For example, earlier-generation tests have generally focused only on identifying drugs to which a tumor sample shows extreme levels of resistance in the laboratory and that are, therefore, unlikely to be effective against a patient’s tumor. Though extreme drug resistance tests may help doctors decide which drugs to rule out, they do not measure sensitivity to a particular drug or drug combination and therefore cannot identify which cancer drugs are most likely to be effective in slowing or stopping the progression of cancer in a patient. In addition, because these tests have typically required large tumor samples, their application has been limited to situations in which a large amount of tumor tissue is available, which is frequently not the case with many types and stages of cancer. Furthermore, clinical data supporting the use of these extreme drug resistance tests are limited.

Our Solution

ChemoFx is designed to address the problem posed by the wide range of therapeutic options, each of which may benefit only a subset of cancer patients. We believe that ChemoFx enables physicians to more effectively design an individualized treatment plan with an increased likelihood of tumor response, while potentially avoiding toxic, yet ineffective, chemotherapy regimens. Our intuitive approach uses live cells from a patient’s own tumor to assess which cancer drugs are most likely to be effective. We test drugs and drug combinations selected by the ordering physician. Thus, ChemoFx can be part of a physician’s decision making process and is not intended to displace physician judgment or override an existing standard of care.

ChemoFx delivers the following benefits to physicians, patients and third-party payors:

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Improved quality of treatment decisions.    In our clinical studies in ovarian cancer, ChemoFx was able to assess a patient’s likelihood of responding to a particular chemotherapy, and we believe that these benefits also apply to a range of tumor types. We believe that we can improve clinical outcomes by identifying drugs to which a patient’s tumor is more likely to be responsive, thus enabling physicians to more effectively individualize chemotherapy treatment to a patient’s tumor.

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Improved economics of cancer care.    We believe that improving the quality of treatment decisions can also result in significant economic benefits to payors and patients by reducing the costs associated with ineffective chemotherapy treatments. Each round of chemotherapy can cost tens of thousands of dollars or more, and when a patient receives ineffective therapy before switching to another drug, the costs are significantly increased.

We believe that our solution has the following advantages:

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Provides physicians with actionable test results.    By challenging tumor cells with a broad range of pharmacologically relevant concentrations of each drug or drug combination, ChemoFx provides physicians with information about both tumor resistance and sensitivity. The ChemoFx report graphically classifies each drug or drug combination into one of three categories of responsiveness. The physician may then use this information when selecting among potential chemotherapies that he or she is already considering.

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Enables testing of a wide range of chemotherapies and cancer types.    ChemoFx is currently available for use with 26 of the most commonly used chemotherapy drugs, or combinations of these drugs, and can be applied to most types of solid cancer tumors. There are 56 cancer drugs currently approved for commercial use in the United States that act by targeting cancerous cells, and as part of our research and development efforts we are continually seeking to expand the number of these drugs available for testing. We generally add a chemotherapy to ChemoFx as physicians begin to request it with reasonable frequency. While ChemoFx is currently not available for testing with non-tumor-acting agents, such as anti-angiogenesis drugs, or hormone-related therapies, we are seeking to enhance the current test to increase the number and types of drugs available for testing. While approximately 75% of our tests billed in 2007 have been on ovarian or other gynecologic tumors, we have tested more than 30 different types of tumors, as categorized by the National Cancer Institute, including three types of ovarian cancer and six other non-ovarian gynecologic cancers, and we are testing additional drugs to be made available as part of ChemoFx in order to meet physician and patient needs.

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Requires smaller sample sizes.    ChemoFx requires approximately 35 milligrams of tumor tissue for solid specimens, a sample about one-third the size of a pea, which can be provided by a surgical procedure or by two to three core needle biopsies. The test can also be performed with tumor cells from a fluid sample of approximately 100 milliliters. We believe that smaller sample requirements will enable ChemoFx to be used in multiple cancer indications, both at earlier stages of cancer detection and in recurrent cancers, in which only small samples may be available.

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Employs a direct, quantitative approach.    We determine tumor responsiveness by directly measuring the number of surviving tumor cells after chemotherapy is administered to live tumor cells at different concentrations. By profiling live cells, ChemoFx integrates all of the biologic factors contributing to a tumor’s cellular response. We believe that this direct measurement of a drug’s effect on live cells can be more predictive of clinical effectiveness of the drug than indirect measurement techniques used to extrapolate expected cell survival.

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Delivers high-quality, reliable information.    We use technician-supervised automation for the key steps in our testing process. This automation reduces the probability that the variability in chemoresponse we measure is the result of independent factors in the testing process, as opposed to the tumor sample. The ChemoFx process also tests ten separate concentrations for each drug or drug combination ordered in triplicate on cell samples that we have enriched with malignant cells. This automated process has been, and we believe can continue to be, scaled for commercial use.

As described below under “—Competition,” however, we are aware of other companies and academic laboratories that offer oncology testing services, including chemoresponse tests that may compete with ChemoFx. Although we believe that ChemoFx has significant advantages over competing tests, such as extreme drug resistance assays, these competing tests may require less time to perform and be less expensive than ChemoFx.

Our Business Strategy

We seek to make ChemoFx a part of the standard of care for patients for whom there are a number of accepted chemotherapy alternatives or for whom no generally accepted treatment protocol exists. Key elements of our strategy include:

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Driving adoption of ChemoFx in gynecologic cancers.    We have initially sought to integrate ChemoFx into the standard treatment regimen for patients with late-stage and recurrent ovarian and other gynecologic cancers, although physicians send us tumor samples from many other types of cancers as well. Our surveys of physicians indicate that a majority of gynecologic oncologists in the United States have used some form of in vitro chemoresponse test for at least some of their patients. We believe that this existing usage, combined with the relatively small gynecologic oncologist customer base of approximately 700 physicians, makes the gynecologic cancer segment an ideal market entry point for our direct sales and marketing team.

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Demonstrating the value of ChemoFx through clinical studies.    By continuing investments in clinical studies using ChemoFx, we seek to expand the evidence of its clinical utility across multiple tumor types, which we believe will increase adoption by physicians and help us to obtain favorable coverage and reimbursement levels. ChemoFx is currently being evaluated in four prospective studies designed to demonstrate that an individual tumor responds differently to different chemotherapy drugs and that ChemoFx can help predict a patient’s response to different treatments. We are also enrolling patients in an observational study intended to provide ongoing information on the use and benefits of ChemoFx in clinical practice. Observational studies are designed to collect data and outcomes associated with routine patient care and management.

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Achieving broad-based coverage and reimbursement from payors.    We will continue to seek broader coverage and increased reimbursement levels for ChemoFx in order to facilitate its adoption. We intend to transition private payor reimbursement from case-by-case approvals to written coverage policies. We will also seek to obtain prospective Medicare coverage for indications beyond gynecologic cancers. We believe that our direct sales approach, coupled with our plans to conduct multiple clinical studies with results published in peer-reviewed journals, will increase patient and physician demand and thereby increase the number of favorable coverage and reimbursement decisions by payors. As the cost of chemotherapy treatment in our target indications continues to grow, we will seek to educate payors about the potential clinical and economic benefits of minimizing ineffective treatment through the use of ChemoFx.

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Expanding the use of ChemoFx in additional cancers.    We intend to leverage our clinical and sales and marketing experience in gynecologic cancers to expand the use of ChemoFx into additional types of cancer. While the majority of our revenue is currently derived from tests for patients with ovarian and other gynecologic cancers, we have tested a total of more than 30 tumor types. As we gain additional experience with other tumor types, we intend to expand our sales and marketing and clinical validation efforts in these other indications.

•	Evaluating the use of our platform for additional classes of therapies. We intend to evaluate the enhancement of our technology platform for new classes of therapies, including the incorporation of genomic-based information into the testing process. There are a number of new tumor- targeted and biologic treatments on the market and in development. While these classes of therapies present challenges for ChemoFx, we believe that they offer significant opportunities for tools that optimize their selection due in part to the high costs of these treatments. As more of these therapies are approved for marketing and expand the range of treatment options, we intend to expand our testing platform to include these new classes of treatments.

Our Test: ChemoFx

ChemoFx assesses an individual cancer patient’s likelihood of responding to a set of cancer drugs that his or her physician is considering as treatment options. As the intrinsic cell response to a chemotherapeutic agent is the main determinant of tumor response, we have designed ChemoFx to analyze this tumor cell behavior. One advantage to this approach is our ability to generalize the test to existing and newly-developed agents that directly affect the tumor. This is in contrast with approaches based on analyzing DNA, RNA or proteins, which may require the development of unique signatures for each drug, and potentially for different tumor types even with the same drug. By profiling live cells, ChemoFx integrates all of the biologic factors contributing to a tumor’s cellular response.

Our test is patterned on microbial sensitivity testing, which is routine for clinical care of serious infections. We test samples of a patient’s live tumor cells obtained from a biopsy or surgical procedure. ChemoFx requires a minimum sample size of 35 mg for solid tumors. The ordering physician can provide a list of up to 12 drugs or drug combinations to be tested against the sample, regardless of its size above our minimum requirement. While ChemoFx has the technologic capability to test more than 12 drugs or drug combinations, our average order size is generally between six and eight drugs and our experience has been that the vast majority of physician orders are for less than 12 drugs or combinations. As a result, we have limited the number in our standard order form, which we believe addresses physician demand while also taking into account the time required to grow a sufficient number of malignant cells for testing. All ChemoFx testing is performed at our laboratory located in Pittsburgh, Pennsylvania, which is certified under CLIA and is inspected by both the Pennsylvania and New York State Departments of Health.

Once we receive a specimen, we enrich and expand the aggressive malignant cells from the specimen using a proprietary cell-culturing approach that we have developed and optimized over the past decade. Other chemoresponse tests and molecular tests use unselected whole tumor samples. We then harvest the malignant cells, place the cells into test plates and challenge the cells with ten different concentrations in triplicate of each of the chemotherapies requested by the physician. The broad range of concentrations is designed to encompass dose levels that would actually reach the patient’s tumor in vivo. This enables the test to predict both tumor sensitivity and resistance at clinically relevant doses, as opposed to other chemoresponse tests that measure only extreme drug resistance. After an appropriate defined incubation period, we count the surviving cells at each concentration level using automated microscopy. We then analyze the test results based on our accumulated experience and categorize each of the tested chemotherapies by the number of surviving cells at each concentration compared to concurrent controls. Depending on the patient’s tumor, it generally takes between 14 and 35 days from the time we receive a specimen to provide a final report to the ordering physician that classifies the patient’s tumor as “responsive,” “intermediate” or “non-responsive” to each drug or drug combination tested.

Clinical Validation of ChemoFx

We seek to build a body of evidence demonstrating the clinical utility of ChemoFx across multiple tumor types by sponsoring and conducting clinical studies. These studies are intended to support widespread adoption of ChemoFx by physicians and favorable coverage and reimbursement policies by third-party payors. We have formed partnerships with national cancer trials groups and renowned academic centers to conduct studies that aim to establish new standards of care in indications such as breast, lung and colon cancers. We are also conducting smaller studies with individual investigators in difficult-to-treat tumor types, such as brain cancer and melanoma.

The clinical validation of ChemoFx is subject to a number of risks. For further information, including a description of certain limitations inherent in the studies, see “Risk Factors—Risks Concerning Our Business—Clinical studies using ChemoFx may not be completed successfully, in a timely manner, or at all” and “Risk Factors—Risks Concerning Our Business—The ability of ChemoFx to predict tumor responsiveness to selected types of chemotherapy has not yet been demonstrated in clinical outcome studies in cancer types other than ovarian cancer and may, therefore, prove to be less accurate than we currently believe.”

Published Studies

The clinical validation of ChemoFx has followed a sequential approach. In three studies published in 2003 and 2004, tumor cells from ovarian and breast cancer patients tested with ChemoFx had rates of responsiveness to various cancer drugs that were comparable to the typical clinical response rates resulting when patients were treated with those same drugs or drug combinations. This correlation between a drug’s ability to kill or inhibit tumor cells in the laboratory and its effectiveness in patients is the fundamental premise behind ChemoFx.

In three studies published from 2002 to 2006, the results obtained in ChemoFx were a significant predictor of patients’ clinical responses to chemotherapy. In the first study, published in Anticancer Research in 2002, 64% of the patients for whom ChemoFx predicted a clinical response to a particular drug achieved a response, and 100% of those patients predicted to be non-responsive to a particular drug did not respond when treated with that drug. In the second study, described in an abstract at the meeting of ASCO in 2005, ChemoFx was shown to be an independent predictor of the clinical outcome for 84 women with primary ovarian cancer treated with platinum-based chemotherapy. Women treated with a platinum agent, when platinum was classified as responsive by ChemoFx, had a statistically significant progression-free interval that was nearly three times as long as women treated with a platinum agent when platinum was classified as non-responsive (p < 0.007). A p-value indicates the probability that the result obtained in a statistical test is due to chance rather than a true relationship between measures. A small p-value, generally less than 0.05, or p < 0.05, indicates that it is very unlikely that the results were due to chance. The same study indicated a trend toward increased survival according to assay prediction.

In January 2006, we published the results of our third and largest clinical outcome study to date in the International Journal of Gynecologic Cancer. This study analyzed the clinical outcomes achieved by patients with ovarian and peritoneal cancer whose tumor samples had been tested with ChemoFx between 1997 and 2002 prior to receiving chemotherapy. This was an IRB-approved retrospective analysis of 317 consecutive ovarian and peritoneal tumor tissue specimens from 304 patients collected from 10 medical institutions. The study included 256 evaluable specimens from patients who received a chemotherapy regimen that at least partially matched the drugs or drug combinations we tested. A subset of 135 samples was from patients who received a chemotherapy regimen that exactly matched the drugs or combinations tested with ChemoFx. The remaining 121 patients were treated with combination therapy that included one or more drugs that had been tested as individual agents in ChemoFx. The primary clinical endpoint of the study was the patient’s progression-free interval and the resulting correlation of the length of the progression-free interval with the response predicted by ChemoFx.

Among the 135 patients whose chemotherapy regimens exactly matched the drugs tested by ChemoFx, the results showed a statistically significant correlation with patients’ progression-free interval (p < 0.01). Patients who received drugs to which their tumor cells were classified as responsive by ChemoFx experienced a median progression-free interval of approximately three times the median progression-free interval for those who received drugs to which their tumor cells were classified as non-responsive by ChemoFx (9 months) and approximately two times the median progression-free interval for those in the intermediate group (14 months). Across all 256 specimens, the study showed a statistically significant two-fold higher risk of progression among patients who received a chemotherapy regimen to which their tumors were classified as non-responsive by ChemoFx, when compared to patients who received a regimen to which their tumor was classified as responsive (p = 0.01).

In October 2007, we published the results of an additional study we completed in collaboration with a cytopathologist. In order to demonstrate that our cell culturing process resulted in the growth of tumor cells that can be used to support our testing, as opposed to non-tumor cells, our collaborator assessed 50 blinded samples and noted the percentage of malignant epithelial cells present at the initiation of the growth period and again at the completion of the growth period. Of the specimens assessed, across four distinct tumor types (breast, colon, lung and ovarian), 47 either demonstrated an increase in the percentage of malignant epithelial cells or remained the same, with 43 showing an increase. The average increase in the malignant epithelial cell population was 37% (p < 0.0001) and was not dependent on the number of days in culture (p = 0.7868). An independent cytopathologist confirmed that, across all 50 evaluated specimens, the percentage of malignant epithelial cells present at the completion of the culture period was never less than 60%. We believe that the results of this study demonstrate that our proprietary cell culturing techniques can successfully promote the growth of tumor cells in culture to be used for testing malignant cells with ChemoFx.

Ongoing Studies

We are conducting additional studies designed to expand the support for clinical applications of ChemoFx beyond ovarian cancer and to provide prospective data from large, well-controlled studies further demonstrating its accuracy and clinical utility in predicting patients’ responses to chemotherapy for ovarian and breast cancers. An important foundation for our work in breast cancer is our ability to perform ChemoFx on small tumor samples, as we demonstrated in two previous studies in which we successfully performed ChemoFx on tumor samples obtained using different methods of breast biopsy collection.

The following describes our ongoing studies in ovarian, breast and other cancers:

Observational study.    We are currently conducting an observational study, or patient registry, designed to capture the outcomes for patients whose tumor samples are tested as part of our commercial service. Observational studies are designed to capture the manner in which an approved treatment or diagnostic is being utilized in routine practice, so as to better understand its potential impact on patient care and outcomes. In contrast to observational studies, controlled trials involve interventions and measure how the studied compound or tool affects patients’ health. Controlled clinical trials have strict instructions in terms of how to treat and follow patients clinically, including an established schedule for performing tests.

All gynecologic cancer patients whose tumors are being tested with ChemoFx are eligible to participate in the observational study. The clinical endpoints of this study include tumor response and progression-free interval. We expect that periodic analyses of the results from this study will provide additional information on the practical clinical application of ChemoFx, as well as additional data to refine the interpretation of future assay results. We intend for the results of this study to generate multiple publications that can be used to encourage adoption of ChemoFx by oncologists. We began enrolling patients in the fourth quarter of 2006, and approximately 50 sites across the United States are in the process of activating this study. All patients for whom ChemoFx was ordered and who were diagnosed with gynecologic cancer are eligible for enrollment in the observational study. This includes patients for whom the ChemoFx test was not completed and patients who died subsequent to the test order. The goal is to obtain information on all patients for whom ChemoFx was ordered. There is no currently scheduled time for completion of this ongoing study.

Ovarian cancer prospective trial: PT-301.    We are currently conducting a prospective trial of ChemoFx in recurrent ovarian cancer patients with investigators at Yale University and other sites. In this trial, we expect to enroll approximately 155 evaluable patients whose tumor samples will be analyzed by ChemoFx while the treating physicians will be blinded to the ChemoFx results. Participating physicians will select the patient’s therapy from among 15 commonly used regimens for ovarian cancer. By comparing the results of ChemoFx with the clinical endpoints of progression-free survival and tumor response, we will be able to evaluate its predictive accuracy. In addition, we plan to conduct certain genomic analyses on these tumor samples to potentially enhance the predictive accuracy of the core test. We expect to complete enrollment for this study in 2008, although this target enrollment deadline may be extended.

Breast cancer prospective trial: PT-205 / US Oncology.    We have partnered with US Oncology Research to add ChemoFx as part of a Phase II clinical trial of a new chemotherapy regimen for breast cancer. ChemoFx was added as an optional part of the trial near the completion of accrual, and we received 34 specimens for testing. This trial was designed to provide a preliminary demonstration of the predictive value of ChemoFx for patients with breast cancer. An abstract on the biopsy feasibility portion of the trial was presented at the San Antonio Breast Cancer Symposium in December 2006, and we expect the drug response prediction results manuscript to be submitted by the end of 2007 and published in 2008.

Breast cancer prospective trial: PT-302 / NSABP B-40.    We are collaborating with NSABP, a clinical trials cooperative group supported in part by the National Cancer Institute. One of the aims of this 1,200-patient randomized Phase III clinical trial is to evaluate ChemoFx in patients newly diagnosed with breast cancer. This trial will evaluate pre-operative and primary chemotherapy by testing the efficacy of three different chemotherapy regimens, with and without a biologic agent, in the treatment of patients with operable breast cancer. Physicians participating in this trial will be blinded to the ChemoFx results. When this trial is completed, we expect to be able to compare the results of our assays with the clinical endpoint of this trial, which is tumor response. Patient accrual for this trial is ongoing, although we cannot currently estimate when accrual will be completed.

Breast cancer prospective trial: PT-304 / UPCI.    We have received funding from the U.S. Department of Defense to conduct a prospective study of ChemoFx in breast cancer in collaboration with the University of Pittsburgh Cancer Institute. The trial protocol is currently being reviewed by the IRB. As with the PT-301 study in ovarian cancer described above, we will test breast tumor samples in this trial, but physicians will select chemotherapy treatments without knowing the results of ChemoFx. This trial is expected to provide a rigorous assessment of the predictive accuracy of ChemoFx in breast cancer. Accrual is expected to begin by the end of 2007, with a goal of 224 evaluable specimens, but we cannot currently estimate when this study will be completed.

Future Studies

In addition to our ongoing studies described above, we are planning several additional studies with cooperative groups, cancer treatment organizations and individual investigators. These include assessing ChemoFx in additional indications such as melanoma, metastatic breast cancer and brain cancer. We expect the results of these studies to assist us in expanding the applications and coverage and reimbursement for ChemoFx.

Research and Development

We have focused our research and development efforts on improving the performance and efficiency of ChemoFx, adding capabilities to analyze new types of therapies and exploring the development of future products. We currently offer ChemoFx for 26 different chemotherapy drugs, or combinations thereof. As of September 1, 2007, we made available for commercial use Bleomycin and Tarceva® (erlotinib), which in 2004 became the first commercial entrant in a new class of drugs called epidermal growth factor receptor, or EGFR, inhibitors when it received FDA approval for non-small cell lung cancer. We use a proprietary process to incorporate additional drugs into the ChemoFx testing platform. Our research and development expenses were $3.0 million, $2.8 million and $4.7 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $3.6 million for the nine months ended September 30, 2007.

We have ongoing projects to increase the accuracy of ChemoFx by reducing process variability and to decrease our labor and material costs by increasing the use of automation. We have projects in early development to further improve our proprietary tissue culturing methods in order to optimize the growth of malignant cells from different types of tumor samples. We are also seeking to further reduce the tumor sample size needed to perform testing.

We are seeking to develop enhancements to our testing platform in order to apply it to new types of tumor-targeted and biologic therapies, many of which may be even more costly than traditional chemotherapy. We also have earlier-stage assay development projects in process for anti-cancer monoclonal antibodies, including Herceptin® (Trastuzumab), Vectibix™ (Panitumumab) and Erbitux® (Cetuximab).

There are other classes of therapies, such as anti-angiogenic agents, that represent greater challenges for assay development because of their more complex mechanisms of action. These therapies inhibit cancer indirectly by preventing a tumor from stimulating the formation of new blood vessels that it requires for growth. We are currently researching methods to test primary tumor cells in order to predict a patient’s response to these newer therapies. Our approach combines our process for isolating and enriching malignant cells from patients’ tumor samples with gene- and protein-based methods of analysis.

There has been continued interest, in both companies and academic centers, in the development of genomic profiles to predict tumor response to chemotherapy. Since a tumor’s response to chemotherapy is likely dependent upon a variety of biological pathways, the most promising approaches in this area have focused on determining the pattern of gene expression that is predominant among those who respond to a particular therapy, although much of the clinical data around these approaches is preliminary. We believe that we will be able to use our supply of tumor samples received from patients with their consent, along with outcome data from clinical studies and our patient registry, to develop more robust genetic predictors of response. Such tests may prove to be complementary to ChemoFx and may be valuable in situations where live tissue may not be available. Our resources may also be used to develop outcome signatures using other methodologies, including analyses of proteins and metabolites, should these methodologies mature technologically. We are exploring both joint and internal development opportunities in these areas.

Sales and Marketing

Our current sales and marketing strategy targets the approximately 700 gynecologic oncologists in the United States who perform surgeries and administer chemotherapy to patients. Most of these physicians already use chemoresponse assays for at least some of their patients. Our direct sales approach emphasizes the potential clinical and economic benefits of ChemoFx and the scientific validation supporting its use. We believe that the results of our clinical studies demonstrate the effectiveness of ChemoFx in predicting ovarian tumor response to chemotherapy, which will facilitate increased adoption of ChemoFx among gynecologic oncologists.

In August 2006, we established an eight-person sales and marketing organization, including a direct sales force, to promote ChemoFx for ovarian and other gynecologic cancers, primarily in the northeastern United States. As of September 30, 2007, our sales and marketing team consisted of 31 employees. We intend to further expand our sales and marketing organization to broaden our ability to call on gynecologic oncology offices, operating rooms and pathology departments throughout the United States in an effort to fully penetrate this market. Our field staff has significant clinical oncology selling and marketing experience from biopharmaceutical, pharmaceutical and specialty reference laboratory companies.

Because oncology is a concentrated specialty, we believe that a focused marketing organization and specialized sales force can effectively serve this market and provide us with a competitive advantage. During the nine months ended September 30, 2007, we billed for approximately 1,000 tests, as compared to approximately 260 tests in the nine months ended September 30, 2006. We target institutions such as cancer centers, community hospitals and academic centers, and we believe that by establishing relationships with oncologists, nurses, pathologists, surgical personnel and technicians at these institutions, we will to be able to expand our coverage from gynecologic oncology into medical and surgical oncology and additional cancer indications. Our sales representatives educate physicians, laboratory personnel and other healthcare professionals regarding the benefits to patients when ChemoFx is used and instruct laboratory personnel on the proper way to handle and submit tumor samples to us for testing. We train our customer service representatives to handle inquiries from physicians, patients and other healthcare providers, and our website contains clinical information for healthcare professionals as well as educational information for cancer patients.

We also promote the use of ChemoFx through marketing channels commonly used by the biopharmaceutical and pharmaceutical industries, such as participation at medical meetings and trade shows, sponsoring key opinion leader speaker programs and seeking broad-based publication of our scientific and economic data. Our future plans include initiating and sponsoring a continuing medical education program.

Coverage and Reimbursement

Revenues for our clinical laboratory testing services may come from several sources, including government payors, such as Medicare, commercial third-party payors, such as insurance companies and health maintenance organizations, and patients.

Medicare

From 2004 to 2006, approximately 25% to 33% of tests billed have been for patients covered by Medicare Part B. We expect the percentage of Medicare cases to stay within this range as our business grows. In determining whether or not Medicare will pay for a service, CMS, which administers the Medicare program, can permit contractors, who process and pay Medicare claims, to make local coverage determinations for their own jurisdiction, or CMS may make a national coverage determination, which would bind all Medicare contractors. CMS has not made a national coverage determination for chemoresponse assays. Accordingly, local Medicare Part B contractors are permitted to make Medicare coverage decisions for chemoresponse assays applicable to their respective jurisdictions. Because our laboratories are located only in Pennsylvania, we submit all of our claims to the Pennsylvania Medicare Part B contractor, regardless of where the patient or ordering physician is located. Accordingly, all tests for patients covered by Medicare are handled by, and subject to the policies of, the Pennsylvania Medicare Part B contractor. In April 2006, the Pennsylvania Medicare Part B contractor began prospectively covering and paying for all ChemoFx tests involving gynecologic cancers. The contractor’s coverage policy with respect to ChemoFx was affirmed through a Provider Bulletin issued on June 13, 2007. In this bulletin, the contractor published its policy of covering and paying for cancer indications in which our test is supported by peer-reviewed literature and is “generally accepted” in the medical community. Although the contractor recognizes coverage for our test for gynecologic cancers only, we intend to seek coverage for ChemoFx from the contractor for other cancers as we generate additional data and test volume for those indications.

There is currently no specific billing code to report ChemoFx on a Medicare claim, and therefore we use a non-specific billing code, which subjects each claim to manual review. In addition, because there is no specific billing code, the Pennsylvania contractor established the Medicare payment amount for ChemoFx. We cannot provide any assurances that our the Pennsylvania contractor will continue to recognize existing coverage and payment amounts for our test or expand coverage for any additional indications.

Commercial Third-party Payors

To date we have obtained coverage and reimbursement for ChemoFx from approximately 425 commercial payors. However, as a relatively new test, and one that has not been subjected to FDA review, several payors consider ChemoFx to be experimental or investigational and therefore not covered under their written policies. As a result, we have been required to pursue coverage and reimbursement on a case-by-case basis, and we expect that the test will continue to be reviewed on this basis until coverage policies have been established by individual payors. Patients typically sign an assignment of benefits and authorization of representation form. This allows us to take the primary responsibility for obtaining third-party reimbursement on their behalf, including appeals for initial denials, prior to billing them directly.

While we currently submit claims to commercial payors such as managed care organizations on a case-by-case basis, obtaining adequate coverage and reimbursement for individual orders and favorable written coverage policies remain important goals. To gain broad coverage, we are focusing on educating commercial payors on the features and benefits of ChemoFx, including:

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its use as a decision support tool in situations for which the preferred choice among chemotherapy alternatives is unclear because either multiple standards of care, or no standard of care, currently exist;

•	its clinical utility in assessing both resistance and sensitivity of a tumor to a particular drug or drug combination;

•	its clinical validation in peer-reviewed scientific publications;

•	the reliability of its results; and

•	its potential for cost savings to health plans.

We cannot provide assurances, however, that we will obtain favorable written coverage policies for our test from any commercial third-party payor.

Laboratory Operations

We operate our commercial laboratory under the regulatory framework of CLIA as a “high complexity” laboratory. We have been licensed to perform high-complexity assays since 1996, and we are inspected by CLIA every two years. Some states have additional licensing requirements for laboratory services such as the ones that we provide. We have state licenses from Florida, Maryland, New York, Pennsylvania, Rhode Island and California. In addition to CLIA regulations, we must comply with HIPAA requirements regarding safeguarding the privacy of patients’ medical records and regulations of the Occupational Health and Safety Administration for safety in our laboratory. Our laboratory medical director is designated as our Chief Compliance Officer and conducts an annual compliance audit. In addition, we have an outside expert under contract to audit our quality assurance, quality control and compliance processes on a semi-annual basis.

The clinical laboratory in which we process specimens comprises approximately 3,000 square feet within our overall facility of approximately 22,000 square feet located in Pittsburgh, Pennsylvania. Our Medical Director and Technical Supervisor, both of whom are physicians and board-certified pathologists, along with a Laboratory Director, manage a six-days-per-week, single-shift operation. We believe that we can expand production in our current facility to process approximately 16,000 specimens per year.

Competition

We are currently aware of companies and academic laboratories that offer oncology testing services that provide information to physicians relating to a patient’s tumor’s potential resistance to various chemotherapeutic agents. Our primary competitor, Oncotech, offers a test called the Extreme Drug Resistance assay, or EDR. The EDR is designed specifically to identify the subset of patients most resistant to a particular chemotherapy. In extreme drug resistance testing, very high drug concentrations are applied for extended periods of time to patient specimens in an effort to identify only the most ineffective agents. Unlike ChemoFx, the EDR does not enrich tumor specimens to culture aggressive tumor cells, and as a result that test generally has a shorter turnaround time than ChemoFx. Although we believe that the EDR has clinical value and can assist physicians in identifying specific drugs that will not work on a particular patient’s tumor, it is not designed to provide meaningful information on the range of approved cancer drugs to which a patient’s tumor may respond. Due to the fact that it only provides extreme-resistance information and does not culture and enrich for malignant cells, the EDR test also has a lower cost than ChemoFx. The EDR also requires one to two grams of viable tumor tissue for testing, a sample size that is not always available.

There are a number of other public and private life science companies that have commercialized or are developing predictive tests in the cancer market. One of these public companies, Genzyme, markets a drug resistance assay similar to the EDR. Some of these potential competitors have substantially greater capital resources, research and product development capabilities and greater financial, scientific, manufacturing, marketing, and distribution experience and resources, including human resources, than we do. These competitors may develop or commercialize chemoresponse tests that are more effective than ChemoFx. Moreover, our potential competitors may obtain patent protection or other intellectual property rights that could limit or restrict our rights to commercialize ChemoFx or other chemoresponse assays.

We believe that we compete primarily on the basis of the value of the data that ChemoFx provides, as well as our clinical validation of the test’s ability to predict both sensitivity and resistance of a tumor to tested therapies. We also believe that ChemoFx differentiates us in its ability to test small biopsy-size specimens across most solid tumor types. We intend to provide superior customer service to patients and health care professionals. Additionally, we believe that our intellectual property portfolio provides us with a competitive advantage by establishing potential barriers to entry in the chemoresponse assay market.

We believe that we compete favorably with respect to competitive factors, although we cannot assure you that we will be able to continue to do so in the future, or that new products that perform better than ChemoFx will not be introduced by other companies. Our continued success depends primarily on our ability to:

•	increase adoption of ChemoFx in the gynecologic cancer market;

•	expand adoption by physicians in additional cancer indications;

•	obtain favorable coverage and reimbursement decisions from payors;

•	develop our technology platform to include additional chemotherapies and new classes of cancer therapeutics;

•	attract and retain skilled scientific and sales personnel; and

•	obtain and maintain our clinical laboratory accreditations and licenses.

Patents and Proprietary Technology

In order to remain competitive, we must develop and maintain protection on the key aspects of our technology. We rely on a combination of patents, copyrights and trademarks and confidentiality, material data transfer agreements, licenses and invention assignment agreements to protect our intellectual property rights. We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position.

As of October 31, 2007, we owned six issued U.S. patents and one granted European patent registered in Germany, Switzerland, France, the United Kingdom, Italy and Spain, all of which expire in 2016. We have obtained additional patents in Australia, China, Israel and New Zealand that also expire in 2016. We also had, as of October 31, 2007, eight pending U.S. applications, including provisional and non-provisional filings. We currently have one pending international, or PCT, application, and national stage filings pending in Europe, Canada and Japan. These pending applications will expire between 2016 and 2025, should they issue as granted patents. We have sole ownership of these patents and patent applications.

Our patents and patent applications relate to cell culturing techniques, evaluating the in vitro response of cultured tumor cells to drug treatment and characterizing the cultured cells on a genotypic and phenotypic level. We intend to file additional patent applications in the United States and abroad to attempt to strengthen our intellectual property rights. Patent applications that we file may not result in issued patents, and we cannot assure you that any patents that might issue will protect our technology. Our issued patents as well as patents issued to us in the future may be challenged by third parties as being invalid or unenforceable. Further, third parties may independently develop similar or competing technologies that are not covered by our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights to the same or similar extent as the laws in the United States. Finally, we cannot assure you that patents that may issue as a result of our foreign patent applications will have the same scope of coverage as our United States patents.

We require all employees and technical consultants working for us to execute confidentiality agreements, which provide that all confidential information received by them during the course of the employment, consulting or business relationship shall be kept confidential, except in specified circumstances. Our agreements with our employees provide that all inventions discoveries and other types of intellectual property, whether or not patentable or copyrightable, conceived by the individual while he or she is employed by us are assigned to us. We cannot provide any assurance, however, that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our technology or obtain and use information that we regard as proprietary.

The degree of future protection that our proprietary rights may generally afford us is subject to a number of risks, as described in the “Risk Factors” section of this prospectus.

University of Pittsburgh License Agreement

In November 2007, we entered into a non-exclusive license agreement with the University of Pittsburgh under which we have licensed certain patents and patent applications relating to cellular imaging technologies. Under the license agreement, we paid an initial license fee, we pay an annual maintenance fee and we are obligated to pay royalties based on sales using the licensed technology in the research and diagnostic market and the drug discovery and development market, subject to certain annual minimums. We may terminate the agreement at our option with prior notice.

Government Regulation

Clinical Laboratory Improvement Amendments of 1988

As a clinical laboratory, we are required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under CLIA, which is administered by CMS, we are required to hold a certificate applicable to the type of work we perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing. Almost all clinical laboratories are subject to regulation under CLIA, which require compliance with various operational, personnel, facilities management, quality and proficiency standards designed to ensure that laboratory testing services are accurate and reliable.

We have a certificate of accreditation under CLIA to perform “high complexity” testing at our facility in Pittsburgh, Pennsylvania. Laboratories performing high complexity testing must meet more stringent requirements than laboratories performing less complex tests. To renew our CLIA certificate, we are subject to survey and inspection every two years to assess our compliance with program standards. The standards applicable to the testing we perform may change over time, and compliance could become more difficult or costly to achieve.

If our laboratory is determined to be out of compliance with CLIA requirements, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, as well as a directed plan of correction, state on-site monitoring, civil money penalties, civil injunctions or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanctions, our business could be seriously harmed.

Food and Drug Administration

The FDA regulates the testing, development, manufacture, labeling, marketing, promotion, sale and distribution, of medical devices pursuant to its authority under the FFDCA. The FFDCA defines medical devices to mean, among other things, “an instrument, apparatus, … in vitro reagent, or other similar or related article … intended for use in the diagnosis of disease or other conditions.” The FDA claims the authority, under this definition, to regulate as medical devices those tests developed and performed in-house by clinical laboratories, also called LDTs. In the past, the FDA, as a matter of enforcement discretion, has largely avoided regulation of LDTs. We believe that ChemoFx is a type of LDT, and, as a result, we do not believe that ChemoFx is currently subject to regulation under current FDA policies.

Medical devices that are subject to FDA regulation must, unless otherwise exempt, undergo premarket review prior to commercialization. Subsequent changes in intended use or modifications to those devices that could potentially affect safety or effectiveness must also undergo premarket review by the FDA. While the FDA has not historically exercised its authority over LDTs, such tests may become subject to FDA regulation in the future, due to recent FDA initiatives and evolving regulatory requirements.

The FDA is in the process of extending medical device regulation to tests that the agency calls “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. In September 2006, the FDA issued draft guidance on IVDMIAs. This draft guidance stated that some LDTs fall within the definition of IVDMIAs set forth in the guidance document and, as such, would be subject to regulation as medical devices. The FDA received numerous comments, most of which were critical, on the draft guidance document. On July 27, 2007, the FDA issued a revised draft guidance, which modified the definition of an IVDMIA and made other changes, including the addition of a transition period for IVDMIAs to obtain clearance or approval. The FDA’s revised draft guidance defines an IVDMIA as a device that: (1) combines the values of multiple variables using an interpretation function to yield a single, patient-specific result, such as a “classification,” “score,” or “index,” that is intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, and (2) provides a result whose derivation is non-transparent and cannot be independently derived or verified by the end user. If the draft guidance were finalized with this definition or a similar one, and if the FDA were to conclude that ChemoFx meets this definition, ChemoFx could become subject to FDA regulation as a medical device. In that case, we would be required to obtain premarket notification clearance often referred to as a 510(k) clearance, or premarket approval, or PMA approval, of the test from the FDA. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a class I or II device, or one with certain grandfather status, legally on the market, known as a “predicate” device. Clinical data is sometimes required to support substantial equivalence. If the FDA finds that substantial equivalence is not demonstrated, the proposed device is placed in class III, which requires PMA approval. This pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical studies. PMA reviews generally last between one and two years, although they can take longer. Both of these processes can be expensive and lengthy and may not result in clearance or approval. If we are required to submit ChemoFx for premarket review by the FDA, we could be required to cease marketing while we obtain premarket clearance or approval from the FDA. There would be no assurance that we could ever obtain such clearance or approval.

As an alternative to the PMA pathway, the FDA in its discretion may permit us to utilize the “de novo classification” pathway. If a 510(k) notification is filed and the FDA denies clearance, we can request “de novo classification” of the device in class I or II based upon special controls providing reasonable assurance that the device is safe and effective for its intended use. A request for de novo classification must be submitted within 30 days after the FDA issues a “not substantially equivalent” determination. The types of data submitted to the FDA may be more extensive than typically submitted in a 510(k) application, and the review process may take longer. If the FDA grants the de novo request, the device is cleared for commercial distribution.

In addition, if ChemoFx becomes subject to regulation as a medical device, we would become subject to other burdensome FDA requirements, all of which would increase our costs of doing business. Specifically, manufacturers of medical devices must comply with various requirements of the FFDCA and its implementing regulations, including the Quality System Regulation, labeling regulations, medical device reporting, or MDR, regulations, and post-market surveillance regulations, which include restrictions on marketing and promotion. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as recalls, detentions, orders to cease manufacturing, restrictions on labeling and promotion, warning letters, fines, injunctions, withdrawal of previously granted 510(k) clearances or pre-market approvals, and refusal to grant future 510(k) clearances or pre-market approvals.

We cannot predict when, if ever, the IVDMIA draft guidance document will be finalized or whether the FDA will conclude that ChemoFx is subject to regulation as an IVDMIA. Because the FDA’s regulation of LDTs is in flux, we cannot provide any assurance that FDA regulation, including premarket review or approval, will not be required in the future for ChemoFx or any other tests that we may develop in the future, as an IVDMIA or on some other basis. If premarket review or approval is required, this could adversely affect our business until such review is completed and approval or clearance to market is obtained. If premarket review is required by the FDA, there can be no assurance that our test would be cleared or approved on a timely basis, or at all. Ongoing compliance with FDA regulations would increase the cost of conducting our business, subject us to inspection by the FDA and other requirements of the FDA including penalties for failure to comply. Should any of the reagents, equipment or materials obtained by us from vendors and used in conducting our laboratory-developed test be affected by future regulatory actions, we could also be adversely affected by those actions, including increased costs of testing or delay, limitation or prohibition on the purchase of reagents, equipment and materials necessary to perform testing.

Health Insurance Portability and Accountability Act

Under HIPAA, HHS has issued regulations which establish uniform standards governing conduct of certain electronic health care transactions and protecting the privacy and security of protected health information used or disclosed by health care providers, such as us. HIPAA also regulates standardization of identifiers for health plans and providers. Penalties for violations of HIPAA regulations include civil and criminal penalties.

We have developed policies and procedures to comply with these regulations as required under applicable law. The requirements under these regulations may change periodically and could have an adverse effect on our business operations if compliance becomes substantially more costly than under current requirements.

In addition to the federal standards established under HIPAA, a number of state laws governing the privacy and security of health information are applicable to our operations. New laws governing privacy and security may be adopted in the future as well. We have taken steps to comply with applicable health information privacy and security requirements. However, we can provide no assurance that we are or will remain in compliance with diverse privacy and security requirements in all of the jurisdictions in which we do business. Failure to comply with privacy requirements could result in civil or criminal penalties, which could have an adverse impact on our business.

Federal and State Self-referral Prohibitions

We are subject to the federal self-referral prohibitions commonly known as the Stark Law. These restrictions generally prohibit us from billing a patient or any governmental payor, including, without limitation, Medicare and Medicaid, for any test when the physician ordering the test, or any member of the physician’s immediate family, has an investment interest in, or compensation arrangement with, us, unless the arrangement meets an exception to the prohibition. Many states also have self-referral prohibitions which, unlike the Stark Law, are not limited to government payor referrals.

The Stark Law contains an exception for compensation paid to a physician for personal services rendered by the physician, provided that certain conditions are satisfied. We have compensation arrangements with a number of physicians for personal services, such as speaking engagements. We have structured these arrangements with terms intended to comply with the requirements of the personal services exception to the Stark Law. However, we cannot be certain that regulators would find these arrangements to be in compliance with the Stark Law or similar state laws. We would be required to refund any payments we receive pursuant to a referral prohibited by these laws, either to the patient or the payor, including the Medicare and Medicaid programs, as applicable.

Sanctions for a violation of the Stark Law include the following:

•	denial of payment for the services provided in violation of the prohibition;

•	refunds of amounts collected by an entity in violation of the Stark Law;

•	a civil penalty of up to $15,000 for each service arising out of the prohibited referral;

•	exclusion from federal healthcare programs, including the Medicare and Medicaid programs; and

•	a civil penalty of up to $100,000 against parties that enter into a scheme to circumvent the Stark Law.

These prohibitions apply regardless of the reasons for the financial relationship and the referral. No finding of intent to violate the Stark Law is required for a violation. In addition, under an emerging legal theory, knowing violations of the Stark Law may also serve as the basis for liability under the Federal False Claims Act.

While we have attempted to comply with the Stark Law and similar state laws, it is possible that some of our financial arrangements with physicians could be subject to regulatory scrutiny at some point in the future, and we cannot provide an assurance that we will be found to be in compliance with these laws following any such regulatory review.

Federal and State Anti-kickback Laws

The Federal Anti-kickback Law makes it a felony for a provider or supplier, including a laboratory, to knowingly and willfully offer, pay, solicit or receive remuneration, directly or indirectly, in order to induce business that is reimbursable under any federal health care program. A violation of the Anti-kickback Law may result in imprisonment for up to five years and/or criminal fines of up to $25,000, civil assessments and fines up to $50,000 and exclusion from Medicare, Medicaid and other federal health care programs.

Actions which violate the Anti-kickback Law or similar laws may also involve liability under the Federal False Claims Act, which prohibits the knowing presentation of a false, fictitious or fraudulent claim for payment to the U.S. Government. Actions under the False Claims Act may be brought by the Department of Justice or by a private individual in the name of the government. Although the Anti-kickback Law applies only to federal health care programs, a number of states have passed statutes substantially similar to the Anti-kickback Law pursuant to which similar types of prohibitions are made applicable to all other health plans and third-party payors.

Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals and opportunities. The law enforcement authorities, the courts and Congress have also demonstrated a willingness to look behind the formalities of a transaction to determine the underlying purpose of payments between health care providers and actual or potential referral sources. Generally, courts have taken a broad interpretation of the scope of the Anti-kickback Law, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce future referrals.

Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the health care industry, HHS has issued a series of regulatory “safe harbors.” These safe harbor regulations set forth certain provisions which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued.

Among the safe harbors that may be relevant to us is the discount safe harbor. The discount safe harbor applies to discounts provided by providers and suppliers, including laboratories, to clients with respect to Medicare, Medicaid, private pay or HMO patients, for which the referring physician bills the payor for the test, not when the service provider bills the payor directly. If the terms of the discount safe harbor are met, the discounts will not be considered prohibited remuneration under the Anti-kickback Law.

The personal services safe harbor to the Anti-kickback Law provides that remuneration paid to a referral source for personal services will not violate the Anti-kickback Law provided all of the elements of that safe harbor are met. One element is that, if the agreement is intended to provide for the services of the physician for short intervals on a periodic, sporadic or part-time basis, rather than on a full-time basis for the term of the agreement, the agreement specifies exactly the schedule of such intervals, their precise length, and the exact charge for such intervals. Our personal services arrangements with some physicians did not meet the specific requirement of this safe harbor that the agreement specify exactly the schedule of the intervals of time to be spent on the services because the nature of the services, for example, speaking engagements, does not lend itself to exact scheduling and therefore meeting this element of the personal services safe harbor is impractical. Failure to meet the terms of the safe harbor does not render an arrangement illegal. Rather, an arrangement would not have the protections of the safe harbor if challenged by a regulator and, if necessary, the parties might be required to demonstrate why the arrangement does not violate the Anti-kickback Law.

While we believe that we are in compliance with the Anti-kickback Law, there can be no assurance that our relationships with physicians, hospitals and other customers will not be subject to investigation or a successful challenge under such laws. If imposed for any reason, sanctions under the Anti-kickback Law could have a negative effect on our business.

Other Federal Fraud and Abuse Laws

In addition to the requirements that are discussed above, there are several other health care fraud and abuse laws that could have an impact on our business. For example, provisions of the Social Security Act permit Medicare and Medicaid to exclude an entity that charges the federal health care programs substantially in excess of its usual charges for its services. The terms “usual charge” and “substantially in excess” are ambiguous and subject to varying interpretations.

Further, the Federal False Claims Act prohibits a person from knowingly submitting a claims or making a false record or statement in order to secure payment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Violation of these provisions may result in fines of up to three times the actually damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, imprisonment or both, and possible exclusion from Medicare or Medicaid.

Finally, in addition to the privacy and security regulations stated above, HIPAA has created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Pennsylvania Laboratory Licensing

In addition to federal certification requirements of laboratories under CLIA, licensure is required for our laboratory under Pennsylvania law. Such laws establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, Pennsylvania laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for the laboratory.

If our laboratory is found to be out of compliance with Pennsylvania standards, the Pennsylvania Department of Health may suspend, restrict or revoke our license; assess substantial civil money penalties; or impose specific corrective action plans. Any such actions could adversely affect our business. We maintain a current license in good standing with the Pennsylvania Department of Health. However, we cannot provide assurance that the state will at all times in the future find us to be in compliance with applicable standards.

California Laboratory Licensing

Because we receive specimens from California, our clinical laboratory is required to be licensed by California. We received this license effective September 1, 2007.

New York Laboratory Licensing

Because we receive specimens from New York state, our clinical laboratory is required to be licensed by New York. We maintain such licensure for our laboratory under New York state laws and regulations, which establish standards for day-to-day operation of a clinical laboratory, including training and skill levels required of laboratory personnel; physical requirements of a facility; equipment; and quality control.

New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. If a laboratory is found to be out of compliance with New York statutory or regulatory standards, the New York State Department of Health may suspend, restrict or revoke the laboratory’s New York license or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory’s being found guilty of a misdemeanor under New York law. Should we be found out of compliance with New York laboratory requirements, we could be subject to such sanctions, which could harm our business. We maintain a current license in good standing with the New York Department of Health. However, we cannot provide assurance that the New York Department of Health will at all times find us to be in compliance with all applicable New York state laws.

Other States’ Laboratory Testing

In addition to Pennsylvania, California and New York, the states of Florida, Maryland and Rhode Island require out-of-state laboratories which accept specimens from those states to be licensed. We have obtained licenses in those three states and believe we are in compliance with applicable licensing laws.

From time to time, we may become aware of other states that require out of state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

Employees

As of September 30, 2007, we had a payroll of 80 employees. Of these employees, 25 were in research and development capacities, 12 were in our commercial laboratory, 31 were in sales and marketing activities and 12 were in general administrative functions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our employee relations to be good.

Facilities

Our company is located in a leased facility of approximately 22,000 square feet in Pittsburgh, Pennsylvania. This location includes our commercial clinical laboratory, which comprises approximately 3,000 square feet. The lease on this facility expires in September 2011. Our current rent under this lease is approximately $450,000 annually, subject to annual increases. Subject to certain conditions contained in the lease, we have the option to extend the term of the lease for two additional five-year periods. We also have the right to terminate the lease at any time with 9 months’ notice to the landlord and the payment of 18 months’ rent and the unamortized portion of any tenant improvements.

We believe that our current facilities are adequate to meet our needs into the second half of 2008. We are currently exploring alternatives for additional laboratory space in connection with the anticipated growth of our business.

Legal Proceedings

We are not currently a party to any material pending legal proceedings. However, we may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers as of October 31, 2007:

Name	Age	Position
Sean C. McDonald	47	President, Chief Executive Officer and Director
Sharon S. Kim	40	Vice President, Business Development
Alan Wells, M.D., DMSc.	48	Chief Scientific Officer
Michael J. Gabrin	43	Chief Technology Officer/Chief Information Officer
Holly H. Gallion, M.D.	53	Vice President, Clinical Affairs
Matthew P. Marshall	52	Vice President, Sales and Marketing
Stanley N. Lapidus	58	Chairman of Board of Directors
Joel P. Adams	50	Director
Kevin C. Johnson	52	Director
Richard S. Kollender	38	Director
Jeffrey E. Shogan, M.D.	53	Director

Executive Officers

Sean C. McDonald

Mr. McDonald has served as our President and Chief Executive Officer and a member of our board of directors since January 2001. From July 1999 to September 2000, he served as Group President of the Automation Group of McKessonHBOC, a diversified Fortune 100 healthcare company. From April 1996 through June 1999, Mr. McDonald served as President of the Automated Healthcare Division of McKesson Health Systems, a successor company to Automated Healthcare, Inc., which Mr. McDonald founded in 1992 and was sold to McKesson in 1996. Prior to founding Automated Healthcare, Mr. McDonald held engineering and engineering management positions with divisions of Westinghouse Electric Corporation. He serves on the board of directors and audit committee of Respironics, Inc. (NASDAQ: RESP). Mr. McDonald also serves as Chairman Emeritus of the Pittsburgh Technology Council. Mr. McDonald holds a B.S. degree in chemical engineering from the University of Pennsylvania, where he serves on the Board of Overseers for the School of Engineering and Applied Science, and a M.S. degree in Electrical Engineering and Computer Science from the University of Florida.

Sharon S. Kim

Ms. Kim has served as our Vice President, Business Development since May 2001. Prior to joining our company, from 1998 to 2001, Ms. Kim worked at McKessonHBOC, and in her last role served as Vice President of Business Development for the Automation Group. Prior to McKesson, from 1990 to 1997, Ms. Kim worked in various positions of increasing responsibility in Deloitte Consulting’s healthcare team and was a founding member of Deloitte’s Total Health Management team. Ms. Kim holds a B.A. degree in Economics and a M.B.A. degree from Stanford University.

Alan Wells, M.D., D.M.S.

Dr. Wells is a consultant to our company and has served as our Chief Scientific Officer since March 2002. Since 1999, Dr. Wells has been the Vice Chairman and the Thomas Gill Professor of the Department of Pathology at the University of Pittsburgh and Medical Director of the University of Pittsburgh Medical Center (UPMC) Health System Clinical Laboratories. Since 2002, he has also been a member of the executive council of, and the head of Cell Biology at, the McGowan Institute for Regenerative Medicine. Since 1999, he has served as the Staff Pathologist at the Veterans Administration Medical Center in Pittsburgh. From 1991 to 1999, Dr. Wells served on the faculty of the Department of Pathology at the University of Alabama at Birmingham and served as the Medical Director of the Diagnostic Molecular Biology Laboratory at UAB Hospital and as Staff Pathologist at the Veterans Administration Medical Center in Birmingham. Dr. Wells holds an A.B. degree in Biochemistry from Brown University and received a Doctor of Medical Science degree in Tumor Biology from the Karolinska Institute in Stockholm, Sweden. He also received his M.D. from Brown University.

Michael J. Gabrin

Mr. Gabrin has served as our Chief Technology Officer/Chief Information Officer since October 2001. From 1995 to 2001, Mr. Gabrin served as Vice President of Product Development and Chief Technology Officer of Vocollect, Inc., a privately held company that markets hands-free, eyes-free voice recognition products. From 1988 to 1995, Mr. Gabrin held engineering and engineering management positions at Vocollect, Inc. Prior to 1988, Mr. Gabrin held engineering positions with several divisions of Westinghouse Electric Corporation. Mr. Gabrin holds a B.S. degree in Electrical Engineering from the University of Pittsburgh.

Holly H. Gallion, M.D.

Dr. Gallion has served as our Vice President, Clinical Affairs since February 2004. Until February 2004, Dr. Gallion was a practicing gynecologic oncologist providing surgical and chemotherapy services for women with gynecologic cancers. Dr. Gallion is certified by the American Board of Obstetrics and Gynecology with a Special Competency in Oncology. Dr. Gallion was a member of the Society of Gynecologic Oncologists’ 2001 strategic planning task force and is a reviewer for publications, including Gynecologic Oncology and The American Journal of Obstetrics and Gynecology. Dr. Gallion received her M.D. from the University of Kentucky College of Medicine.

Matthew P. Marshall

Mr. Marshall has served as our Vice President, Sales and Marketing since January 2007. From August 2001 to January 2007, Mr. Marshall served on the boards of directors for four privately-held companies and served as a consultant to our company from March 2006 until he joined our company as an employee in January 2007. From October 1999 to August 2001, Mr. Marshall served as the Senior Vice President of Sales at McKesson Corporation’s Information Technology Business. From 1995 to 1999, Mr. Marshall served as the National Vice President of Sales at Automated Healthcare, continuing with the company following its acquisition by McKesson in 1996. From 1985 to 1995, Mr. Marshall was employed in various capacities, most recently as Regional Vice President of Sales, by HBO & Company, a medical information systems company. Mr. Marshall holds a B.S. degree in Marketing from the University of Illinois and an M.S. degree in Accounting from DePaul University.

Non-employee Directors

Stanley N. Lapidus

Mr. Lapidus has served as a member of our board of directors since October 2001 and as the chairman of our board of directors since August 2003. In December 2003, Mr. Lapidus founded, and since December 2003 has served as Chief Executive Officer of, Helicos BioSciences Corporation (NASDAQ: HLCS), a developer of DNA sequencing technologies. From March 2002 to September 2003, Mr. Lapidus was a venture partner at Flagship Ventures, a venture capital firm. In February 1995, Mr. Lapidus founded, and from February 1995 to May 2000 served as President of, EXACT Sciences Corporation (NASDAQ: EXAS), an applied genomics company. In 1987, Mr. Lapidus founded, and from 1987 to 1994 served as President of, Cytyc Corporation (NASDAQ: CYTC). Mr. Lapidus holds academic appointments in the Pathology Department at Tufts University School of Medicine and the Sloan School of Management at the Massachusetts Institute of Technology. He earned a B.S. degree in electrical engineering from Cooper Union. He has served as a trustee of Cooper Union since 2002. Mr. Lapidus holds 30 issued patents in the United States.

Joel P. Adams

Mr. Adams has served as a member of our board of directors since August 2003. In 1994, he founded Adams Capital Management, Inc., an early-stage venture capital firm, and has served as its President and Managing General Partner from 1994 to present. From 1986 to 1994, Mr. Adams served as Vice President and General Partner of Fostin Capital Corporation, a Pittsburgh-based, family-owned investment firm. From 1979 to 1985, Mr. Adams served as a nuclear test engineer for General Dynamics. Mr. Adams holds a B.S. degree in Nuclear Engineering from the State University of New York at Buffalo and a M.S. degree in Industrial Administration from Carnegie Mellon University.

Kevin C. Johnson

Mr. Johnson has served as a member of our board of directors since October 2005. From 1996 to January 2003, Mr. Johnson served as Chief Executive Officer, President and Chairman of the board of directors of DIANON Systems, Inc., a cancer diagnostic services company providing anatomic pathology and molecular genetic testing services to physicians nationwide, until DIANON Systems, Inc. was acquired by Laboratory Corporation of America Holdings. Prior to joining DIANON Systems, Inc., Mr. Johnson was employed by Quest Diagnostics from 1978 to 1996, having held numerous management and executive level positions during that period. He has served as a director of Oracle Healthcare Acquisition Corporation (OTC: OHAQU) since November 2005. Mr. Johnson has served as the chairman of the board of directors of Aureon Laboratories, Inc., a medical technology company specializing in the creation of next-generation tissue analysis by integrating clinical, micro-anatomic and molecular disease profiles, since April 2004, and as a director since December 2003. Mr. Johnson also served as a director and member of the compensation committee of Focus Diagnostics, Inc., a provider of infectious disease testing services and diagnostic products, from June 2004 to July 2006. Mr. Johnson has also served as a director of MDdatacor, Inc., a healthcare information services company providing time-sensitive patient clinical information to healthcare providers, since January 2003. Mr. Johnson serves on the advisory board of New Leaf Venture Partners, a life science-dedicated venture capital firm located in New York and Menlo Park, CA. Mr. Johnson received a bachelor of science degree in business administration from St. John’s University.

Richard S. Kollender

Mr. Kollender has served as a member of our board of directors since February 2006. From March 2003 to October 2005, he was a principal, and since October 2005, has been a partner, of Quaker BioVentures, a venture capital firm. Prior to joining Quaker, Mr. Kollender held positions in sales, marketing and worldwide business development at GlaxoSmithKline, a pharmaceutical company, from July 1998 to March 2003. Mr. Kollender began his career as a certified public accountant with KPMG Peat Marwick, and he practiced as a certified public accountant from July 1990 through August 2006. He is a member of both the American and Pennsylvania Institutes of Certified Public Accountants. Mr. Kollender holds a B.A. degree from Franklin and Marshall College and an M.B.A. and a Health Administration and Policy degree with honors from the University of Chicago.

Jeffrey E. Shogan, M.D.

Dr. Shogan has served as a member of our board of directors since October 2004. Since January 2001, he has served as the director of business affairs at the University of Pittsburgh Medical Center (UPMC) Cancer Centers. He also serves as a clinical professor of medicine at the University of Pittsburgh School of Medicine. Prior to joining the UPMC Cancer Centers, Dr. Shogan was the co-managing partner of the Oncology Hematology Association (OHA) and director of the Bone Marrow Transplant Program at Allegheny General Hospital in Pittsburgh, Pennsylvania. He also has held teaching positions at the Medical College of Pennsylvania/Hahnemann University School of Medicine, UPMC Presbyterian Hospital, Duke University Medical Center and Duquesne University School of Nursing. Dr. Shogan serves as chairman of the board for D3 Advanced Radiation Planning Services and is a member of the Pittsburgh Clinical Research Network (PCRN) Scientific Advisory Board. Dr. Shogan received a B.S. degree in Philosophy/Psychology from Yale University and a M.D. from the University of Pittsburgh. He is affiliated with a number of professional associations, including the American Medical Association, the American Society of Hematology, the American Society of Clinical Oncology, the Pennsylvania Medical Society and the Allegheny County Medical Society. He has had articles published in a number of major medical journals.

Board Composition

Our board of directors currently consists of six members. Our board of directors has determined that all of our directors, other than                                                                      , are “independent” within the meaning of applicable NASDAQ listing standards.

Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of , and whose term will expire at our annual meeting of stockholders to be held in 2008;

•	Class II, which will consist of , and whose term will expire at our annual meeting of stockholders to be held in 2009; and

•	Class III, which will consist of , and whose term will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until their successors are duly elected and qualified at the third annual meeting following their election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed only for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

As of the date of this prospectus, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and primary responsibilities of each committee are described below.

Audit Committee

As of the date of this prospectus, the members of our audit committee will be                         ,                          and                     . Mr.                      chairs the audit committee. Our board of directors has determined that                                          meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange, and NASDAQ listing standards. Our board of directors has also determined that                          qualifies as an audit committee financial expert within the meaning of SEC regulations.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate their services;

•

determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, other than immaterial aggregate amounts of non-audit services as excepted under applicable laws and rules;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s review of our annual and quarterly financial statements and reports;

•	reviewing with management and our independent registered public accounting firm, significant issues that arise that arise regarding accounting principles and financial statement presentation;

•	conferring with management and our independent registered public accounting firm, regarding the scope, adequacy and effectiveness of our internal control over financial reporting; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters.

Compensation Committee

As of the date of this prospectus, the members of our compensation committee will be                                              . Mr.                         chairs the compensation committee. Each member of the compensation committee is independent within the meaning of applicable NASDAQ listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the

Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers and other senior management. Specific responsibilities of our compensation committee include:

•

determining the compensation and other terms of employment of our executive officers and senior management and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•

evaluating and recommending to our board of directors the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs; and

•

reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management.

Nominating and Corporate Governance Committee

As of the date of this prospectus, the members of our nominating and corporate governance committee will be                                         . Mr.                        chairs the nominating and corporate governance committee. Each member of the nominating and corporate governance committee is independent within the meaning of applicable NASDAQ listing standards. The specific responsibilities of our nominating and corporate governance committee include:

•	identifying, reviewing, evaluation and recommending for selection candidates for membership to our board of directors;

•

reviewing, evaluating and considering the recommendation for nomination of incumbent member of our board of directors for reelection to our board of directors and monitoring the size of our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	reviewing, discussing and reporting to our board of directors an assessment of our board’s performance; and

•	determining adherence to our corporate governance documents.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our officers currently serve, nor have served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Compensation Discussion and Analysis

Overview

Our executive compensation program is administered by our entire board of directors, which is comprised of a majority of independent directors, with components of the program being delegated to our compensation committee, which is composed entirely of independent directors. The role of the board of directors is to oversee our compensation and benefit plans and policies generally and to administer our equity incentive plans, while the role of our compensation committee is to review and approve generally on an annual basis all compensation decisions relating to all executive officers and non-employee directors.

Compensation Philosophy

Our executive compensation programs are designed to:

•	attract, motivate and retain executives of outstanding ability and potential;

•	reward the achievement of key performance measures; and

•	ensure that executive compensation is meaningfully aligned with our business objectives and the creation of stockholder value.

Our board of directors believes that our executive compensation programs should include short-term and long-term components, including cash and equity-based compensation, and should reward performance that consistently meets or exceeds expectations. The board and the compensation committee together evaluate both performance and compensation to make sure that the compensation provided to executives remains competitive relative to compensation paid by companies of similar size and stage of development operating in the diagnostics and life sciences industries, taking into account our relative performance and our own strategic objectives.

Role of the Board of Directors and Compensation Committee in Setting Executive Compensation

Our compensation committee reviews and determines generally on an annual basis the compensation to be paid to our chief executive officer and other executive officers. As part of this process, we conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. As a private company, we have historically based this review primarily on surveys of executive compensation paid by life sciences and healthcare services companies conducted by third party providers, such as the Radford Global Life Sciences Survey of public and private life sciences companies, and on the extensive experience of the members on our board of directors that are affiliated with venture investment firms, which firms have representatives who sit on the boards of directors of portfolio companies in the life sciences industry throughout the United States. In addition, our compensation committee has typically taken into account advice from other independent members of our board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside our industry. Historically, our compensation committee has reviewed executive compensation and made compensation decisions around the middle of the year, but the committee intends to transition its annual compensation review following the completion of this offering to the first quarter of the year.

When setting executive compensation, our compensation committee generally considers compensation paid by life sciences companies it considers to be comparable to us that are included in these executive compensation surveys, together with other information available to it. While this information may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, our compensation committee generally believes that gathering this information is an important part of our compensation-related decision-making process and typically provides additional context and validation for executive compensation decisions.

Our compensation committee has not historically engaged consultants with respect to executive compensation matters. However, in May 2007, at the request of the compensation committee, we engaged DolmatConnell & Partners, or DC&P, a compensation consulting firm located in Waltham, Massachusetts, to provide the compensation committee with certain benchmarking material to assist it in determining appropriate salary, bonus and long-term equity compensation for our executive officers for 2007-2008. DC&P provided our compensation committee with compensation data for eleven publicly-traded companies in the biotechnology research and diagnostic substances industries, some smaller than our company, some of similar size, and some larger, including BioPure, Inc.; BSD Medical Corporation; Cytori Therapeutics, Inc.; EXACT Sciences Corporation; Genomic Health, Inc.; Helicos Biosciences Corporation; Nanogen, Inc.; Sargamo Biosciences, Inc.; SEQUENOM, Inc.; Third Wave Technologies, Inc.; and Zila, Inc. The companies in the survey were chosen because their businesses were in some ways similar to ours. However, certain aspects of our business and management team are unique, so our compensation committee will use the data as one resource in determining executive compensation for 2008 and not as a stand-alone tool.

Role of our Chief Executive Officer in Compensation Decisions

Our chief executive officer typically evaluates the performance of other executive officers and employees on an annual basis and makes recommendations to the compensation committee with respect to annual salary adjustments, discretionary bonuses and stock option grants. Our compensation committee considers these recommendations but exercises its own discretion in determining salary adjustments and discretionary cash and equity-based awards for all executive officers. Our chief executive officer is not present during deliberations or voting with respect to compensation for the chief executive officer. None of our other executive officers participates in our compensation committee’s executive compensation discussions, and the committee does not delegate any of its functions to others in determining executive compensation.

Elements of Executive Compensation

The compensation program for our executive officers consists principally of base salary, annual cash incentive compensation, and long-term compensation in the form of stock options, as well as severance/termination protection contained in employment agreements with certain of our executive officers. We primarily rely on market surveys of comparable companies in order to determine the appropriate range of compensation. As a private company, our compensation program has traditionally been weighted toward long-term compensation as opposed to short-term or cash-based compensation. If we achieve our corporate goals, we expect the equity awards held by our executives to be a major component of their overall compensation, but we do not have any formal policies for allocating compensation among base salary, annual cash bonus and stock option grants. Within the target ranges for each element of compensation, as set forth below, we generally do not consider decisions regarding particular elements of compensation when determining levels of other compensation elements. However, in some circumstances, our compensation committee may provide for a relatively higher level of one element of compensation (for example, base salary), offset by a relatively lower level of another element (for example, cash bonus), if it determines that doing so is necessary or appropriate to attract or retain a particular executive officer. During the fiscal years ended December 31, 2005 and 2006, decisions regarding base salary did not affect decisions with respect to bonus determinations or option grants (or vice versa), and the amount of short-term cash compensation was not considered in determining the levels of long-term equity compensation.

As discussed in more detail below, base salaries are based upon market factors and negotiations with employees at the commencement of employment. Our compensation committee also considers individual performance in making upward adjustments to base salaries within the ranges provided by the market analyses. For annual incentive bonuses, the range of target bonuses approved by our compensation committee is based upon market factors and negotiations with employees at the commencement of employment, although the determination of the actual amounts to be paid is based upon the achievement of performance goals, which are generally based upon individual achievement of goals that, if achieved, would also be expected to enhance our corporate performance. Neither individual nor corporate performance goals have historically been considered in determining the size of equity awards to our executive officers.

Base salary.    Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within the life sciences industry. Base salaries are initially determined as a result of negotiation with an executive officer as part of his or her decision to join our company and are contained in the officer’s employment agreement or offer letter with us. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after a subjective assessment of individual responsibilities, performance and experience. Beginning in 2007, our compensation committee targets our executives’ base salaries as a group in approximately the 50th percentile of salaries for executive officers in similar positions with similar responsibilities at companies of similar size in our industry, based on the eleven companies identified in the DC&P survey. The committee does not apply specific formulas to determine annual increases and, historically, base salary increases have not been tied to the achievement of specific pre-established individual or corporate objectives.

In August 2006, in connection with annual performance reviews, (i) the annual base salary of Sean McDonald, our chief executive officer, was increased from $300,000 to $330,000, retroactive to July 2006; (ii) the annual base salary of Sharon Kim, our vice president of business development, was increased from $158,000 to $175,000, retroactive to March 2006; and (iii) the annual base salary of Michael Gabrin, our chief information officer, was increased from $200,000 to $225,000, retroactive to March 2006. In approving these increases, the compensation committee considered data from the Radford Global Life Sciences Survey, the high level of performance and significant commitment of each of our executive officers and the fact that Mr. McDonald’s and Ms. Kim’s base salaries had not been adjusted since 2001 and Mr. Gabrin’s base salary had not been adjusted since 2003. The annual base salary of Holly Gallion, our vice president of clinical affairs, remained at $250,000, the level to which it had been increased in August 2005. In December 2006, our board of directors approved an offer letter to Matthew Marshall, who commenced his employment as our vice president of sales and marketing in January 2007, with an annual base salary of $225,000.

In May 2007, in connection with reviewing our cash compensation in anticipation of this offering and benchmarking against the DC&P survey, (i) Ms. Kim’s annual base salary was increased from $175,000 to $190,000, (ii) Mr. Gabrin’s annual base salary was increased from $225,000 to $240,000, and (iii) Dr. Gallion’s annual base salary was increased from $250,000 to $265,000, in each case retroactive to March 2007. In approving these base salary adjustments, the compensation committee considered the amount of prior year increases, if any, our current financial performance and revenue growth during the first two quarters of 2007 and the fact that we were in the process of actively pursuing this offering.

Our compensation committee believes that the base salary levels of our executives are commensurate with the general salary levels for similar positions in life sciences and healthcare companies of similar size and stage of development and operations, as evidenced by the DC&P survey. Our compensation committee anticipates that future annual performance reviews will generally be conducted during the first quarter of the year rather than as a mid-year review process.

Annual cash bonuses.    In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing appropriate incentives to our executives to achieve our financial performance and other strategic objectives. At the beginning of each year, each executive officer generally establishes, in consultation with the chief executive officer, a set of individual goals for the year tied to the executive officer’s position and duties, the achievement of which would also contribute to our company’s success.

For all executive officers other than our chief executive officer, the officer’s target bonus amount is generally expressed as a percentage of salary and is set forth in the officer’s offer letter with us. Mr. McDonald’s performance goals are determined jointly by him and our compensation committee, and his annual bonus is in the discretion of the compensation committee. Final determinations of discretionary bonus levels are primarily based on the compensation committee’s subjective assessment of the executive officers’ individual performance in achieving identified goals, as well as the compensation committee’s subjective assessment of the overall success of our company and the growth of our business. The target bonus amounts for 2006 for Ms. Kim, Mr. Gabrin and Dr. Gallion were 30%, 30% and 25% of their respective base salaries, subject to the discretion of the compensation committee. These target bonus amounts for 2006 were established as a result of negotiations with the executive officers and are set forth in each officer’s employment letter agreement with us at the time of his or her commencement of employment. Beginning in 2007, however, our compensation committee targets these bonuses as a group to be in approximately the 50th percentile of bonuses, as a percentage of salary, for executive officers in similar positions with similar responsibilities at the eleven companies in the DC&P survey, and we expect that adjustments will be made to the officers’ employment agreements accordingly.

Historically, our annual performance reviews have occurred near the middle of each year. In July 2006, our compensation committee awarded discretionary bonuses of $100,000 to Mr. McDonald, $10,000 to Ms. Kim, $60,000 to Mr. Gabrin and $15,000 to Dr. Gallion, based upon its subjective assessment of the officers’ individual performance and the officer’s contribution to achievement of our corporate goals, such as milestones associated with reimbursement, clinical studies and product development. These bonuses covered the year ended December 31, 2005, and in the case of Ms. Kim, her bonus award took into account the fact that she had previously received a $12,500 bonus in March 2006 for a specific target achieved in 2005. In May 2007, the compensation committee awarded discretionary bonuses of $100,000 to Mr. McDonald, $51,000 to Ms. Kim and $67,500 to Mr. Gabrin. These bonuses covered the year ended December 31, 2006.

For the year ended December 31, 2006, the compensation committee did not set any formula for determining the amount of discretionary bonuses, other than the target bonus amount expressed as a percentage of salary as described above for all executive officers other than the chief executive officer. For 2006, the executive officers’ identified individual performance goals were generally expected to contribute to corporate goals if achieved, and therefore no separate corporate goals were identified for consideration in the annual cash bonus determination. For example, for 2006, Mr. McDonald’s performance goals as our chief executive officer included the closing of a $20 million equity financing, the establishment of a direct sales force and the commencement of significant sales efforts, the achievement of positive Medicare reimbursement policies for

ChemoFx and the inclusion of ChemoFx in the protocol for the prospective breast cancer study being conducted by the NSABP. Ms. Kim’s goals as our vice president of business development involved the closing of an equity financing at an increased valuation and the closing of a venture debt line for our company, as well as targets relating to prospective Medicare coverage for gynecologic maligancies. The goals established for Mr. Gabrin, our chief technology officer, related to the successful release of the enhanced version of ChemoFx into clinical production, the increased automation of our laboratory processes and the rollout of enhanced information systems. The individual performance goals were generally designed to be achievable given effective, but not extraordinary, performance of the executive officers and our company. The amount of the target bonus payment that is ultimately paid is based on the compensation committee’s subjective assessment of the achievement of the identified goals. The committee does not assign any particular weight to the achievement of any single goal, but rather, considers all of the identified individual performance goals as a whole. Our compensation committee anticipates that it will review and determine annual performance for 2007 in the first quarter of 2008 and will award discretionary bonuses at that time for the year ending December 31, 2007.

The compensation committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, as a result of misconduct, our principal executive officer and principal financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

We have not paid any significant signing or promotion bonuses to our executive officers, nor have we guaranteed any bonuses to our executive officers.

Long-term equity compensation.    Our salary and bonus programs are intended to compensate our executive officers for short-term performance. We also have an equity incentive program intended to reward longer-term performance and to help align the interests of our executive officers more closely with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards such performance by our executive officers through the use of equity incentives. Our current long-term incentives consist solely of stock option grants under our 2000 Stock Plan. Mr. McDonald also acquired equity in our company from a restricted stock grant in connection with his appointment as our chief executive officer in January 2001, and he also participated as an investor in our Series A1 Preferred Stock financing in 2003 and 2004. None of Mr. McDonald’s share holdings are subject to repurchase by us.

Our board of directors believes that the use of stock options offers the best approach to achieve our compensation goals with respect to long-term compensation and currently provides tax and other advantages to our employees relative to other forms of equity compensation. We believe that our stock option program is an important recruiting and retention tool for our employees. Our executive officers have historically received an initial option grant at the time of commencement of their employment and subsequent refresher grants in connection with preferred stock financings in order to mitigate the dilutive effects of such financings on their ownership percentages. With respect to determining the size of stock option grants, the board takes into account the officer’s percentage ownership of our company on an as-exercised basis; however, the board has not established any ownership guidelines for our executive officers. The board considers the officer’s role in our company and whether individual performance has been at least satisfactory when making decisions about equity grants, but the magnitude of an equity grant is not tied to pre-established individual or corporate performance goals. Beginning in 2007, our compensation committee targets our executives’ long-term equity compensation as a group in approximately the 50th to 75th percentile for executive officers in similar positions with similar responsibilities at the eleven companies in the DC&P survey. Prior to 2007, equity grants were not compared to other companies.

Each of Ms. Kim, Mr. Gabrin, Dr. Gallion and Mr. Marshall received an initial stock option, in an amount negotiated and set forth in such officer’s offer letter with us, in connection with the commencement of his or her employment in May 2001, October 2001, February 2004 and January 2007, respectively. Mr. McDonald, Ms. Kim and Mr. Gabrin each received an additional stock option following our 2004 Series A1 preferred stock financing, in either 2004 or 2005. In the absence of a public trading market for our common stock during these periods, our board of directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors, including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses and general market conditions.

We closed our most recent preferred stock financing in February 2006, and following this financing, we granted stock options under our 2000 Stock Plan in December 2006. These options are detailed below in the “2006 Grants of Plan-Based Awards Table.” The options vested as to 25% of the shares subject to the option in March 2007, and the remaining shares subject to the option vest in three equal annual installments thereafter. The exercise price of the options is equal to the fair market value of our common stock as determined by the board on the date of grant. In the absence of a public trading market for our common stock, the board determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including the status of our development and commercialization efforts, results of operations and market conditions. In determining the number of stock options granted to the executive officers, the board made a subjective determination taking into account each executive officer’s position, scope of responsibility and total equity participation.

On September 20, 2007, the compensation committee granted additional stock options to Mr. McDonald and Ms. Kim for their efforts to date in connection with our proposed initial public offering. After taking into account the current equity ownership of Mr. McDonald and Ms. Kim, and reviewing the levels of equity participation of executive officers of comparable companies, the compensation committee believed that an additional grant was appropriate. Mr. McDonald and Ms. Kim were awarded stock options to purchase 270,226 shares and 135,113 shares, respectively, of our outstanding common stock on a fully-diluted basis as of the date of grant. These options will vest as to 25% of the shares subject to the option on the first anniversary of the date of grant, and the remaining shares subject to the option vest in three annual installments thereafter on the anniversary of the grant date. The exercise price of $2.30 is equal to the fair market value of our common stock as determined by the board on the date of grant.

In connection with this offering, our board of directors has adopted new equity benefit plans described under “Employee Benefit Plans” below. The 2007 Equity Incentive Plan will replace our existing 2000 Stock Plan immediately upon the execution of the underwriting agreement for this offering. In connection with our transition to being a publicly-traded company, our compensation committee intends to evaluate an annual stock option grant program for executive officers to continue aligning the interests of our executive officers more closely with those of our stockholders. Participation in our 2007 Employee Stock Purchase Plan that will become effective immediately upon the execution of the underwriting agreement for this offering will also be available to all executive officers following this offering on the same basis as our other employees.

Severance and Change in Control Benefits

Our named executive officers, who are designated below under the Summary Compensation Table, are entitled to certain severance and change in control benefits under their employment agreements or offer letters with us, the terms of which are described below under “Potential Payments Under Employment Arrangements.” We believe these severance and change in control benefits are an essential element of our overall executive compensation package and assist us in recruiting and retaining talented individuals and aligning the executive’s interests with the best interests of the stockholders.

401(k) Plan

Our employees, including our executive officers, are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax qualified plan under Section 401 of the Internal Revenue Code of 1986, which we refer to as the Code. Our 401(k) plan provides that each participant may contribute a portion of his or her pretax compensation, up to a statutory limit, which for most employees is $15,500 in 2007 (with a larger “catch up” limit for older employees). Employee contributions are held and invested by the plan’s trustee. We provide a 25% match on employee contributions on the first 6% of each contributing employee’s salary.

Other Benefits

We provide health care, dental and vision benefits to all full-time employees, including our executive officers. We also have a flexible benefits healthcare plan and a flexible benefits childcare plan under which employees can set aside pre-tax funds to pay for qualified health care expenses and qualified childcare expenses not reimbursed by insurance. These benefits are available to all employees, subject to applicable laws.

Other Compensation

We intend to continue to maintain the current benefits for our executive officers, which are also available to all of our other employees; however, our compensation committee, in its discretion, may in the future revise, amend or add to the benefits of any executive officer if it deems it advisable.

Our executive officers do not receive any perquisites.

Deductibility of Compensation Under Section 162(m)

Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is “performance-based compensation.” Our compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, our compensation committee has not adopted a policy that requires all compensation to be deductible. However, the committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Accounting Considerations

Effective January 1, 2006, we adopted the fair value provisions of SFAS 123R. Under SFAS 123R, we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. Our board of directors has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS 123R. Our compensation committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants in light of the accounting impact of SFAS 123R with respect to stock option grants.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer, our two other executive officers whose total compensation exceeded $100,000 for the year ended December 31, 2006 and one additional former executive officer whose total compensation exceeded $100,000 but who was not employed by us as of December 31, 2006. The officers listed in the table below are referred to in this prospectus as our “named executive officers.”

2006 Summary Compensation Table

Name and principal position	Year	Salary($)	Bonus($)	Option awards ($)(1)	All other compen- sation($)		Total($)
Sean C. McDonald	2006	312,692	100,000	17,614	3,750	(2)	434,056
President, Chief Executive Officer and Director

Sharon S. Kim	2006	155,192	51,000	3,563	6,185	(3)	215,940
Vice President, Business Development

Michael J. Gabrin	2006	220,000	67,500	9,595	3,461	(2)	300,556
Chief Technology Officer/Chief Information Officer

Holly H. Gallion, M.D.	2006	250,000	—	11,464	3,480	(2)	264,944
Vice President, Clinical Affairs

Kristan J. Weinberg.	2006	90,865	—	—	52,337	(4)	143,202
Former Vice President, Sales and Marketing(4)

(1)

The dollar amounts in this column represent the compensation cost for the year ended December 31, 2006 of stock option awards granted in 2006 and in prior years. These amounts have been calculated in accordance with SFAS 123R, using the Black-Scholes option-pricing model, assuming no forfeitures. For a discussion of valuation assumptions, see Note 1 to our financial statements included elsewhere in this prospectus.

(2)	Amounts represent 401(k) plan matching contributions made by the Company on the employee’s behalf.
(3)	Amount represents $5,000 in payments under the Company’s short-term disability policy plus $1,185 in 401(k) plan matching contributions made by the Company on the employee’s behalf.
(4)

Mr. Weinberg’s employment terminated effective as of September 5, 2006. Amount reported as “All other compensation” represents severance payments owed to Mr. Weinberg upon his termination, which were paid on our normal payroll schedule from September 2006 to January 2007, as well as continuation of benefits.

Grants of Plan-based Awards in Fiscal 2006

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2006. All awards were stock options granted under our 2000 Stock Plan.

	Grant date	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/sh)(1)	Grant date fair market value of option awards ($)(2)
Sean C. McDonald(3)(4)	12/29/06	1,707,026	$0.31	1,509,011
Sharon S. Kim(3)	12/29/06	209,196	$0.31	184,929
Michael J. Gabrin(3)	12/29/06	438,101	$0.31	387,281
Holly H. Gallion(3)(5)	12/29/06	172,487	$0.31	152,479

(1)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.
(2)

Amounts in this column were calculated utilizing the provisions of SFAS 123R using a Black-Scholes pricing model. For additional assumptions made in valuing equity awards under SFAS 123R, see Note 1 to our financial statements contained in this prospectus.

(3)	The shares subject to these stock options vested 25% on March 1, 2007, and the remainder will vest in three equal annual installments thereafter.
(4)	If Mr. McDonald’s employment with us is terminated without cause, all of his unvested options will be accelerated in full.
(5)	If Dr. Gallion’s employment with us is terminated without cause in connection with a change in control, all of her unvested options will be accelerated in full.

Post-employment Compensation

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary termination without cause, termination following a change in control or termination in the event of disability or death of the executive is shown below.

Option Acceleration Under the 2000 Stock Plan

Under our 2000 Plan, the vesting of stock options granted to our employees and officers may be accelerated by our board of directors in connection with specified change in control transactions. However, to date, the board of directors has not committed us to accelerate the vesting of any options in connection with such a transaction, except as may be set forth in a named executive officer’s employment agreement or offer letter with us.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment, including salary, vested options and unused vacation pay.

Potential Payments Under Employment Arrangements

Sean McDonald.    In August 2003 we entered into an amended and restated employment agreement with Mr. McDonald, pursuant to which, if we terminate his employment at any time without cause, as defined in his employment agreement, or if he resigns at any time for good reason, as defined in his employment agreement, he will be entitled to be compensated at his then annual base salary for six months from his date of termination or resignation, as applicable, and will receive continued healthcare and insurance benefits for such six-month period. In addition, if Mr. McDonald is terminated without cause or he resigns for good reason at any time, he will be entitled to full accelerated vesting of his unvested stock options, and the exercise period for those options will be extended to the earlier of five years after the date of his termination of employment or the expiration date of the applicable option.

Sharon Kim.    In May 2001, we entered into an offer letter with Ms. Kim, pursuant to which, if we terminate her employment at any time without cause, as defined in the offer letter, or if she resigns at any time for good reason, as defined in the offer letter, she will be entitled to receive a lump sum payment equal to six months’ then base salary. In addition, the offer letter with Ms. Kim provides that, if she is terminated within six months following a change in control transaction, as defined in the offer letter, she will receive a lump sum payment equal to her then annual base salary.

Michael Gabrin.    In October 2001, we entered into an offer letter with Mr. Gabrin, pursuant to which, if we terminate his employment at any time without cause, as defined in the offer letter, or if he resigns at any time for good reason, as defined in the offer letter, he will be entitled to receive a lump sum payment equal to six months’ then base salary. In addition, the offer letter with Mr. Gabrin provides that, if he is terminated within six months following a change in control transaction, as defined in the offer letter, he will receive a lump sum payment equal to his then annual base salary.

Holly Gallion.    In December 2003, we entered into an offer letter with Dr. Gallion, which provides that, if she is terminated without cause following a change in control transaction, she will be entitled to full accelerated vesting of her stock options.

Matthew Marshall.    In January 2007, we entered into an offer letter with Mr. Marshall, which provides that, if he is terminated without cause at any time, he will be entitled to salary continuation for three months from his date of termination, an additional six months of vesting of his stock options and continuation of his healthcare benefits for one year. In addition, in the event of a change of control transaction, Mr. Marshall will receive full accelerated vesting of his stock options on the date that is one year following the closing of such transaction, provided that he remains employed by the surviving entity on that date. If Mr. Marshall’s employment is terminated by the surviving entity within one year following the date of the change in control transaction, he will also receive full accelerated vesting of his stock options.

The following table and summary set forth potential payments payable to our current executive officers upon termination of employment without cause or resignation for good reason, or upon a change of control, assuming their employment was terminated on, or the change of control occurred on, December 31, 2006:

Name(1)	Salary continuation ($)	Continuation of benefits ($)	Acceleration of stock options upon termination prior to change of control(2)($)	Incremental acceleration of stock options following change of control(2)($)	Total($)
Sean C. McDonald	165,000	6,733	1,796,250	—	1,967,983
Sharon S. Kim	95,000	—	—	—	95,000
Michael J. Gabrin	120,000	—	—	—	120,000
Holly H. Gallion	—	—	—	170,998	170,998
Matthew P. Marshall(3)	56,250	11,284	66,112	528,896	662,542

(1)	For amounts paid to Kristan J. Weinberg, former Vice President of Sales and Marketing, see “2006 Summary Compensation Table.”
(2)

Amounts in this column were calculated utilizing the provisions of SFAS 123R using a Black-Scholes pricing model. For additional assumptions made in valuing equity awards under SFAS 123R, see Note 1 to our financial statements contained in this prospectus.

(3)

Mr. Marshall’s employment did not commence until January 2, 2007. The table above assumes that Mr. Marshall’s employment had commenced prior to December 31, 2006 and that he had been granted his stock options on December 29, 2006.

Employee Benefit Plans

2000 Stock Plan

Our board of directors adopted, and our stockholders approved, the 2000 Stock Plan, in January 2001. At adoption, an aggregate of 9,485,174 shares of our common stock is reserved for issuance under the 2000 Stock Plan. The 2000 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, and stock issuances. As of September 30, 2007, options to purchase 7,884,790 shares of our common stock at a weighted average exercise price per share of $0.68 remained outstanding under the 2000 Stock Plan and 1996 Stock Plan. No stock issuances have been granted under the 2000 Stock Plan. As of September 30, 2007, 1,470,295 shares of our common stock remained available for future issuance under the 2000 Stock Plan.

Our board of directors has the authority to administer the 2000 Stock Plan and the awards granted under it. Upon the execution of the underwriting agreement for this offering, the 2000 Stock Plan will terminate so that no further awards may be granted under the 2000 Stock Plan. Although the 2000 Stock Plan will terminate, all outstanding awards will continue to be governed by their existing terms.

Stock options.    The 2000 Stock Plan provides for the grant of incentive stock options under the federal tax laws or nonstatutory stock options. Incentive stock options may be granted only to employees. Nonstatutory stock options may be granted to employees, including officers, non-employee directors, consultants, and advisors. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2000 Stock Plan generally vest in a series of installments over a four-year period.

In general, the maximum term of options granted under the 2000 Stock Plan is ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionee may exercise the vested portion of any option for 30 days after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of disability or death, the optionee or a personal representative may exercise the vested portion of any option for 180 days after the date of such termination. In no event, however, may an option be exercised beyond the expiration of its term.

Corporate transactions.    In the event of certain significant corporate transactions, our board of directors has the discretion to take one or more of the following actions: (a) provide that some or all of the outstanding options shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation, (b) upon written notice to the optionees, provide that all unexercised options will terminate immediately prior to the consummation of such corporate transaction unless exercised within a certain period following the notice, (c) in the event of a corporate transaction in which holders of common stock receive a cash payment for each share surrendered, make or provide for a cash payment to optionees in exchange for the termination of such options, and (d) provide that all or any outstanding options shall become exercisable in full immediately prior to the corporate transaction. Our board of directors need not adopt the same rules for each participant.

Termination without cause or for good reason; changes in control.    In general, the vesting and exercisability of options granted under the 2000 Stock Plan will not accelerate in the event that an employee is terminated without cause or the employee resigns for good reason, nor will the vesting and exercisability of an option generally accelerate upon a change in control. However, under our employment agreements or offer letters with certain of our executive officers, the vesting and exercisability of options granted to them under the 2000 Stock Plan may accelerate in full or in part (a) should the officer be terminated by us without cause or the officer resigns for good reason, each as defined in the applicable employment agreement or offer letter, or (b) should the officer be terminated in connection with a change of control. See “Executive Compensation—Post-Employment Termination—Potential Payments Under Employment Arrangements.”

Stock grants.    The 2000 Stock Plan also provides for the grant of shares of stock to eligible participants. To date, we have not granted any shares of stock to participants under the 2000 Stock Plan.

2007 Equity Incentive Plan

Our board of directors adopted the 2007 Equity Incentive Plan, or 2007 Plan, in                      2007, and our stockholders approved the 2007 Plan in                      2007. The 2007 Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2007 Plan will terminate on                      2017, unless sooner terminated by our board of directors.

Stock awards.    The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors, and consultants.

Share reserve.    Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2007 Plan is                      shares. The number of shares of our common stock reserved for issuance will automatically increase on each January 1st, from January 1, 2008 through January 1, 2017, by the lesser of (a)         % of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, or (b)                      shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 Plan is equal to the total share reserve, as increased from time to time pursuant to annual increases and shares subject to options granted under the 2001 plan that expire without being exercised in full.

No person may be granted awards covering more than                      shares of our common stock under the 2007 Plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such an award, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

If a stock award granted under the 2007 Plan expires or otherwise terminates without being exercised in full, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2007 Plan. In addition, the following types of shares under the 2007 Plan may become available for the grant of new stock awards under the 2007 Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income and employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement;

(d) shares tendered to us to pay the exercise price of an option; and (e) shares that are cancelled pursuant to an exchange or repricing program. Shares issued under the 2007 Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no shares of our common stock have been issued under the 2007 Plan.

Administration.    Our board of directors has delegated its authority to administer the 2007 Plan to our compensation committee. Subject to the terms of the 2007 Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards, and the strike price of stock appreciation rights.

The plan administrator has the authority, under appropriate circumstances, to:

•	reduce the exercise price of any outstanding option or the strike price of any outstanding stock appreciation right;

•	cancel any outstanding option or stock appreciation right and to grant in exchange one or more of the following:

•	new options or stock appreciation rights covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash, and/or

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 Plan, provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 Plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2007 Plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of          months in the event of disability, and          months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option, and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax limitations on incentive stock options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted stock awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash or check, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted stock unit awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock appreciation rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2007 Plan, up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance stock awards.    The 2007 Plan permits the grant of performance stock awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to one or more performance stock awards will so qualify, our compensation committee can structure one or more such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed          shares of our common stock.

Other stock awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Adjustment provisions.    Transactions not involving our receipt of consideration, such as certain mergers, consolidations, reorganizations, stock dividends, or stock splits, may change the type, class and number of shares of our common stock subject to the 2007 Plan and outstanding awards. In that event, the 2007 Plan will be appropriately adjusted as to the type, class and the maximum number of shares of our common stock subject to the 2007 Plan, and outstanding awards will be adjusted as to the type, class, number of shares and price per share of common stock subject to such awards.

Changes in Control.    In the event of certain specified organizational changes, including but not limited to (a) a consolidation, merger, combination or reorganization of our company, (b) the sale, lease or other disposition of all or substantially all of the assets, or a dissolution or liquidation, of our company, or (c) a transaction or series of related transactions, and in each case where persons who were not our stockholders immediately prior to acquiring our capital stock as part of such transaction become the owners of our capital stock that represents more than fifty percent (50%) of the combined voting power of our outstanding capital stock, then our board of directors, or the board of directors of any corporation assuming our obligations, may take any one or more actions as to outstanding awards, or as to a portion of any outstanding award under the 2007 Plan, including:

•	providing that such awards will continue in existence with appropriate adjustments or modifications, if applicable,

•	providing that such awards will be assumed, or equivalent awards substituted, by the acquiring or succeeding corporation (or an affiliate thereof),

•

upon written notice to the participants, providing that all unexercised options, or other awards to the extent they are unexercised or unvested, will terminate immediately prior to the consummation of such transaction unless exercised within a specified period,

•

in the event of a consolidation, merger, combination, reorganization or similar transaction under the terms of which holders of our common stock will receive a cash payment per share surrendered in the transaction, making or providing for an equivalent cash payment in exchange for the termination of such awards, or

•

providing that all or any outstanding awards will become vested and exercisable in full or part (or any reacquisition or repurchase rights held by us shall immediately lapse in full or part) at or immediately prior to such event.

2007 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted our 2007 Non-Employee Directors’ Stock Option Plan, or 2007 Directors Plan, in                      2007 and our stockholders approved the 2007 Directors Plan in                      2007. The 2007 Directors Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2007 Directors Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors over their period of service on our board.

Share reserve.    Following this offering, the aggregate number of shares of common stock that may be issued initially pursuant to options granted under the 2007 Directors Plan is                      shares. The number of shares of common stock reserved for issuance will automatically increase on each January 1st, from January 1, 2008 through January 1, 2017, by the excess of (a) the number of shares of common stock subject to options granted during the preceding calendar year, over (b) the number of shares added back to the share reserve during the preceding calendar year. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under such option will become available for future issuance under the 2007 Directors Plan. As of the date hereof, no shares of common stock have been issued under the 2007 Directors Plan. The following types of shares issued under the 2007 Directors Plan may again become available for the grant of new options: (a) any shares withheld to satisfy withholding taxes, (b) any shares used to pay the exercise price of an option in a net exercise arrangement, and (c) shares tendered to us to pay the exercise price of an option.

Administration.    All options granted under the 2007 Directors Plan are made in strict compliance with the plan’s express provisions. Subject to the provisions of the 2007 Directors Plan, our board of directors has the authority to construe and interpret the 2007 Directors Plan and the stock options granted under it, and to establish rules for its administration.

Initial option.    Pursuant to the terms of the 2007 Directors Plan any individual who first becomes a non-employee director after this offering will automatically be granted an option to purchase

shares of our common stock. The shares subject to these initial options will vest in a series of                      successive equal monthly installments measured from the date of grant.

Annual option.    Pursuant to the terms of the 2007 Directors Plan, each individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2008, will automatically be granted an option to purchase                      shares of our common stock on such date. The shares subject to each such annual option vest in a series of                      successive equal monthly installments measured from the date of grant.

Terms of all options.    The exercise price of each option granted under the 2007 Directors Plan is equal to 100% of the fair market value of our common stock on the date of grant. The maximum term of options granted under the 2007 Directors Plan is ten years. If a non-employee director’s service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If such an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the option will accelerate in full and the optionee or a beneficiary may exercise the option for a period of      months in the event of disability, and      months in the event of death. If such an optionee’s service terminates within      months following a specified change in control transaction, the option will accelerate in full and the optionee may exercise the option for a period of      months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Transferability of options.    Options granted under the 2007 Directors Plan are generally not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. However, an option may be transferred for no consideration upon written consent of our board of directors if (a) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option, or (b) the transfer is to the optionee’s employer or its affiliate at the time of transfer.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 Directors Plan, (b) the number of shares for which options are to be subsequently made to new and continuing non-employee directors, and (c) the number of shares and exercise price of all outstanding options.

Corporate transactions.    In the event of certain significant corporate transactions, all outstanding options under the 2007 Directors Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (a) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding option not assumed in the corporate transaction will surrender such option in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the option, over (b) the exercise price otherwise payable in connection with the option.

Changes in control.    The vesting and exercisability of options held by non-employee directors who are either (a) required to resign their position in connection with a specified change in control transaction, or (b) removed from their position in connection with such a change in control will be accelerated in full.

2007 Employee Stock Purchase Plan

Our board of directors adopted our 2007 Employee Stock Purchase Plan, or 2007 Purchase Plan, in                      2007 and our stockholders approved the 2007 Purchase Plan in                      2007. The 2007

Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share reserve.    Following this offering, the 2007 Purchase Plan authorizes the issuance of                      shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on each January 1st, from January 1, 2008 through January 1, 2017, by the lesser of (a)         % of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, or (b)                      shares. The 2007 Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of our common stock have been purchased under the 2007 Purchase Plan.

Administration.    Our board of directors has delegated its authority to administer the 2007 Purchase Plan to our compensation committee. The 2007 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances, including following a determination that the accounting consequence of operating the 2007 Purchase Plan is not in our best interest.

Payroll deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2007 Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2007 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2007 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Reset feature.    Our board of directors may specify that if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2007 Purchase Plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year, or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2007 Purchase Plan at a rate in excess of $             worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2007 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 Purchase Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2007 Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Outstanding Equity Awards at Fiscal Year-end

The following table shows certain information regarding outstanding options at December 31, 2006 held by our named executive officers. There were no outstanding unvested stock awards held by any of our named executive officers at December 31, 2006.

Outstanding Equity Awards at December 31, 2006

	Option awards
	Number of securities underlying unexercised options (#)	Number of securities underlying unexercised options (#)		Option exercise price ($)	Market price of common stock on date of grant	Option expiration date
Name	Exercisable	Unexercisable
Sean C. McDonald	533,610	177,870	(1)	0.10	0.10	7/27/2014

	—	1,707,026	(2)	0.31	1.22	12/28/2016
Sharon S. Kim	191,429	—		0.34	0.34	5/29/2011

	72,000	36,000	(3)	0.10	0.10	6/1/2015

	—	209,196	(2)	0.31	1.22	12/28/2016
Michael J. Gabrin	191,429	—		0.34	0.34	10/7/2011

	290,683	96,894	(1)	0.10	0.10	7/27/2014

	—	438,101	(2)	0.31	1.22	12/28/2016
Holly H. Gallion	231,602	231,603	(4)	0.10	0.10	2/15/2014

	—	172,487	(2)	0.31	1.22	12/28/2016

(1)

25% of the shares underlying these options were vested immediately on July 28, 2004, the date of grant, with the remainder vesting annually over a three year period thereafter. As of the date of this prospectus, the shares subject to these options are vested in full.

(2)	The shares subject to these stock options vested 25% on March 1, 2007, and the remainder will vest in three equal annual installments thereafter.
(3)

One-third of the shares subject to this stock option vested on June 2, 2005, the date of grant, with the remaining shares vesting over a two year period from the date of grant. As of the date of this prospectus, the shares subject to this option are vested in full.

(4)	The shares subject to this stock option vest annually over a four year period from February 16, 2004, the date of grant.

Option Exercises and Stock Vested in 2006

Our named executive officers did not exercise any stock options during the year ended December 31, 2006, and no stock options that had been granted in 2006 to our named executive officers vested during the year.

Option Repricings

We did not engage in any option repricings or other modifications to any of our outstanding equity awards during the year ended December 31, 2006.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our compensation committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Non-employee Director Compensation

The non-employee members of our board of directors are reimbursed for travel and other reasonable expenses incurred in attending board or committee meetings. Other than Messrs. Lapidus and Johnson, members of our board of directors do not currently receive cash compensation for attending board or committee meetings. Mr. Lapidus currently receives a $75,000 annual retainer, payable monthly, for his service as a director. Mr. Johnson currently receives a $30,000 annual retainer, payable monthly, for his service as a director. These cash compensation arrangements will terminate upon the completion of this offering in favor of the compensation arrangements described below.

We have also granted stock options to certain of our non-employee directors. Mr. Lapidus and Dr. Shogan received stock options in 2004 in connection with their joining our board of directors. In May 2007, our board of directors approved additional options to Messrs. Lapidus and Johnson in connection with their service as independent directors. These options had an exercise price of $1.86 per share, which was equal to the fair value of our common stock as of the date of grant, as determined in good faith by the board, taking into account the independent appraisal performed with respect to our common stock.

After this offering, we will continue to reimburse our non-employee directors for their travel and other reasonable expenses incurred in attending board or committee meetings. In addition, each non-employee director will receive an annual retainer of $            . The chairperson of the audit committee will receive a supplemental annual retainer of $            , the chairperson of the compensation committee will receive a supplemental annual retainer of $            , and the chairperson of the nominating and corporate governance committee will receive a supplemental annual retainer of $            . Additionally, members of our board of directors who are not our employees will receive nonstatutory stock options under our 2007 Directors Plan, which will become effective immediately upon the execution of the underwriting agreement for this offering. The terms of these nonstatutory stock options are described under “Executive Compensation—Employee Benefit Plans—2007 Non-Employee Directors’ Stock Option Plan” above.

The following table shows, for the fiscal year ended December 31, 2006, certain information with respect to the compensation of all of our non-employee directors.

2006 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)		All Other Compensation ($)		Total ($)
Stanley N. Lapidus	75,000	2,886	(3)	—		77,886
Joel P. Adams	—	—		—		—
Stephen J. Hoffman, M.D.(4)	—	—		—		—
Kevin C. Johnson	30,000	—		—		30,000
Richard S. Kollender	—	—		—		—
Jeffrey E. Shogan, M.D.	—	2,867	(5)	60,000	(6)	62,867

(1)	Consists of fees earned for 2006 board and committee meeting attendance pursuant to the compensation arrangements described above.
(2)

The dollar amount in this column represents the compensation cost for the year ended December 31, 2006 of stock option awards granted in 2006 and in prior years. These amounts have been calculated in accordance with SFAS 123R using the Black-Scholes option-pricing model and assuming no forfeiture of the awards granted to the directors. For a discussion of valuation assumptions, see Note 1 to our financial statements included elsewhere in this prospectus.

(3)

At December 31, 2006, Mr. Lapidus held a stock option exercisable for 116,559 shares of our common stock with an exercise price of $0.10 per share, 87,419 shares of which were vested and exercisable at December 31, 2006. The option was 25% vested on the grant date of July 28, 2004 and vests in three equal annual installments thereafter. As of the date of this prospectus, the shares subject to this option are vested in full.

(4)	Dr. Hoffman resigned as a member of our board of directors on May 16, 2007.
(5)

At December 31, 2006, Dr. Shogan held a stock option exercisable for 115,801 shares of our common stock with an exercise price of $0.10 per share, 57,900 shares of which were vested and exercisable at December 31, 2006. The option began vesting in four equal annual installments on May 1, 2005.

(6)

Dr. Shogan is also a consultant to our company. Under the terms of an advisory agreement with Dr. Shogan, during 2006 he received an annual consulting fee of $60,000. Dr. Shogan was also eligible to receive incentive fees upon the achievement of certain milestones set forth in his consulting agreement. No incentive fees have been paid under the advisory agreement. For additional information regarding this consulting arrangement with Dr. Shogan, see “Certain Relationships and Related Party Transactions.”

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering limit the liability of our directors, officers, employees and other agents to the fullest extent permitted by Delaware law; provided, however, that we indemnify any such person in connection with a proceeding initiated by such person only if such indemnification is expressly required by law, the proceeding was authorized by our board of directors, the indemnification is provided by us, in our sole discretion, pursuant to the Delaware General Corporation Law or other applicable law or is otherwise expressly required by our amended and restated bylaws. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other agents under certain circumstances and subject to certain limitations. Delaware law also permits a corporation to not hold its directors personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for: (1) breach of their duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions; and (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity. We have obtained directors’ and officers’ liability insurance to cover certain liabilities described above.

We have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We believe that these provisions and agreements are necessary to attract and retain qualified persons as officers and directors of our company.

At present, there is no pending litigation or proceeding involving a director or officer of our company for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted by directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions, and series of related transactions, since January 1, 2004 to which we have been a participant, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Management—Executive Compensation.”

Related Person Transaction Policy

In 2007, we adopted a Related Person Transaction Policy that sets forth our procedures for the identification, review, consideration and approval or ratification of “related person transactions.” The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A “related person” is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction (including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation), our management must present information regarding the related person transaction to our audit committee (or, if audit committee approval would be inappropriate, to another independent body of our board of directors) for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will, on an annual basis, collect information that our chief executive officer deems reasonably necessary from each director, executive officer and (to the extent feasible) significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to our chief executive officer, or, if the employee is an executive officer, to our board of directors. In considering related person transactions, our audit committee (or other independent body of our board of directors) will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee (or other independent body of our board of directors) must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee (or other independent body of our board of directors) determines in the good faith exercise of its discretion. All of the transactions described below were entered into prior to the adoption of the policy and were approved by our board of directors.

Sales of Securities

In July and August 2004, we issued and sold an aggregate of 6,756,410 shares of our Series A1 Preferred Stock at a per share price of $1.00, for aggregate consideration of $6.8 million. For each share of Series A1 Preferred

Stock purchased, each purchaser other than Mr. McDonald was permitted to exchange one share of common stock held immediately prior to the closing for one share of Series A3 Preferred Stock.

In February 2006, we issued and sold an aggregate of 18,181,818 shares of our Series B Preferred Stock at a per share price of $1.10, for net proceeds of $19.9 million.

The conversion prices of our Series A1 Preferred Stock, Series A3 Preferred Stock and Series B Preferred Stock are $1.00, $1.00 and $1.10 per share, respectively, and each share or our preferred stock is currently convertible into one share of our common stock.

In August 2007, we raised $9.5 million through the issuance of convertible promissory notes to certain of our existing investors. The proceeds from this financing will be used for general corporate purposes. The notes are secured by an interest in all of our assets other than our intellectual property, which is subordinated to the security interest of GE Capital, and the notes bear interest at a fixed rate of 8% per year. All principal and accrued interest under these notes is due on April 30, 2008 unless earlier automatically converted. The principal amount of, and accrued interest on, these notes will be converted into shares of our common stock upon the closing of this offering at a conversion price equal to 70% of the initial public offering price per share.

We believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

These transactions from January 1, 2004 through October 31, 2007 are summarized in the table below:

Purchaser	Series A1 Preferred Stock	Series A3 Preferred Stock	Series B Preferred Stock		Convertible Promissory Notes
Executive Officers and Directors:
Sean C. McDonald	21,670	—	—		—
Stanley N. Lapidus	10,324	10,324	—		—

Principal Stockholders:
Adams Capital Management, III, L.P.(1)	4,686,163	—	5,703,352		$3,000,000
Entities affiliated with Quaker BioVentures(2)	—	—	9,090,910	(3)	$3,500,539
Birchmere Ventures, II, L.P.	491,889	491,889	909,091		$1,000,000
TVM V Life Science Ventures GmbH & Co. KG	491,889	491,889	1,109,291		$850,000
Stephens—Precision Therapeutics, LLC	491,889	491,889	—		—

(1)	Joel Adams, one of our directors, is a member of ACM 2000, LLC, the general partner of ACM Partners 2000, L.P., which is the general partner of Adams Capital Management III, L.P.
(2)	Richard Kollender, one of our directors, is a partner of entities affiliated with Quaker BioVentures.
(3)

Consists of 7,012,987 shares of Series B Preferred Stock issued to Quaker BioVentures, LP, 1,168,832 shares of Preferred Stock issued to BioVentures Tobacco Fund LP and 909,091 shares of Series B Preferred Stock issued to BioAdvance Ventures, LP.

Third Amended and Restated Investor Rights Agreement

We entered into an investor rights agreement with certain purchasers of our common stock and preferred stock, including our principal stockholders with which certain of our directors are affiliated. Certain holders of shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock, are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Third Amended and Restated Stockholders Agreement

The election of the members of our board of directors is governed by a stockholders agreement with certain of the purchasers of our outstanding common stock and preferred stock, including our principal stockholders with which certain of our directors are affiliated, and by related provisions of our second amended and restated certificate of incorporation. The parties to the stockholders agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including Quaker BioVentures, L.P. and its affiliated funds and Adams Capital Management III, L.P. and its affiliated funds. In addition, the parties to the stockholders agreement have agreed to vote their shares so as to elect our then-serving chief executive officer to our board of directors. The parties further agreed to vote their shares so as to elect up to two persons with industry experience who are not affiliates of us or any of our stockholders, as well as one individual designated by the holders of at least a majority of our outstanding common stock. Upon the closing of this offering, the obligations of the parties to the stockholders agreement to vote their shares so as to elect as these nominees will terminate.

At any time after the three-year anniversary of the effective date of the stockholders agreement, upon the request of the parties to the stockholders agreement holding at least 60% of the shares of Series B convertible preferred stock then outstanding, the parties to the stockholders agreement have agreed to vote their shares in favor of and take all actions necessary in connection with certain change of control events if approved by our board of directors. The obligation of the parties to the stockholders agreement to vote their shares in accordance with the foregoing will terminate upon the closing of this offering.

Other Transactions

We have entered into employment agreements with our executive officers. For a description of these agreements, see “—Executive Compensation.”

We have granted stock options to our executive officers and to three of our non-employee directors. For a description of these options, see “—Executive Compensation” and “—Non-Employee Director Compensation.”

In May 2006, we entered into an advisory agreement with Dr. Jeffrey E. Shogan under which Dr. Shogan agreed to serve on our board of directors and also to provide advice relating to our general strategy and corporate development. Under the agreement, Dr. Shogan provided approximately 15 hours per month of consulting services in exchange for compensation of $60,000 for the period from May 2006 to May 2007. In addition to this amount, the advisory agreement with Dr. Shogan sets forth certain milestones with respect to clinical studies and reimbursement which, if achieved in full, could result in additional compensation to Dr. Shogan of up to $65,000. We have not paid any incentive fees under the advisory agreement.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of October 31, 2007 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 42,334,393 shares outstanding as of October 31, 2007. The number of shares beneficially owned prior to this offering reflected below excludes shares of common stock issuable to the stockholders upon the automatic conversion of convertible promissory notes in the aggregate principal amount of $9.5 million, issued in August 2007.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before December 30, 2007, which is 60 days after October 31, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Precision Therapeutics, Inc., 2516 Jane Street, Pittsburgh, Pennsylvania 15203.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering

5% Stockholders:
Adams Capital Management III, L.P.(1)	16,517,589	39.1%		%
Entities affiliated with Quaker BioVentures(2)	9,090,910	21.5%
TVM V Life Science Ventures GmbH & Co. KG(3)	3,889,586	9.1%
Entities affiliated with Birchmere Ventures(4)	3,761,318	8.8%
Stephens—Precision Therapeutics, LLC(5)	2,780,295	6.5%

Named Executive Officers and Directors:
Sean C. McDonald(6)	2,359,368	5.4%
Sharon S. Kim(7)	351,728	*
Michael J. Gabrin(8)	688,531	1.6%
Holly H. Gallion, M.D.(9)	390,526	*
Kristan J. Weinberg	—	—
Joel P. Adams(1)	16,517,589	39.1%
Richard S. Kollender(2)	9,090,910	21.5%
Stanley N. Lapidus(10)	355,867	*
Kevin C. Johnson(11)	135,113	*
Jeffrey E. Shogan, M.D.(12)	86,851	*
All current directors and executive officers as a group (11 persons)(13)	30,116,305	66.3%		%

*	Represents beneficial ownership of less than 1%.
(1)

Address is 500 Blackburn Avenue, Sewickley, PA 15143. Reported shares include 10,814,237 shares of common stock issuable upon conversion of Series A1 Preferred Stock and 5,703,352 shares of common stock issuable upon conversion of Series B Preferred Stock.

Joel P. Adams, one of our directors, is a member of ACM 2000, LLC, the general partner of ACM Partners 2000, L.P. ACM Partners 2000, L.P. is the general partner of Adams Capital Management III, L.P. Mr. Adams disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)

Address is Cira Centre, 2929 Arch Street, Philadelphia, PA 19104-2868. Reported shares include 7,012,987 shares of common stock issuable upon conversion of Series B Preferred Stock held by Quaker BioVentures LP, 1,168,832 shares of common stock issuable upon conversion of Series B Preferred Stock held by Quaker BioVentures Tobacco Fund, LP and 909,091 shares of common stock issuable upon conversion of Series B Preferred Stock held by BioAdvance Ventures, LP. Richard Kollender, one of our directors, is a managing member of the general partner of these entities. Mr. Kollender disclaims beneficial ownership of these securities except to the extent of his pecuniary interests therein.

(3)

Address is 101 Arch Street, Suite 1950, Boston, MA 02110. Reported shares include 56,935 shares of common stock, 1,133,542 shares of common stock issuable upon conversion of Series A1 Preferred Stock, 1,133,542 shares of common stock issuable upon conversion of Series A3 Preferred Stock, 1,109,291 shares of common stock issuable upon conversion of Series B Preferred Stock and 456,276 shares of common stock underlying immediately exercisable warrants. TVM V Life Science Ventures Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. The investment committee, composed of certain Managing Limited Partners of TVM V Life Science Ventures GmbH & Co. KG, has voting and dispositive authority over the shares held by this entity and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of their members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Hubert Birner, Gert Caspritz, Mark Cipriano, John J. DiBello, Alexandra Goll, Stefan Fischer, David Poltack, Helmut Schühsler and Bernd Seibel are the members of the investment committee of TVM V Life Science Ventures GmbH & Co. KG. Each disclaims beneficial ownership of the shares held by TVM V Life Science Ventures GmbH & Co. KG.

(4)

Address is One North Shore Center, Suite 201, 12 Federal Street, Pittsburgh, PA 15212. Reported shares include 56,935 shares of common stock, 1,133,542 shares of common stock upon conversion of Series A1 Preferred Stock, 1,133,542 shares of common stock upon conversion of Series A3 Preferred Stock, 909,091 shares of common stock issuable upon conversion of Series B Preferred Stock and 456,276 shares of common stock underlying immediately exercisable warrants held by Birchmere Ventures II, L.P. and 57,919 shares of common stock and 14,013 shares of common stock underlying immediately exercisable warrants held by Birchmere Investments, LP. BV Holdings LLC is the general partner of BV Management LP, which is the general partner of Birchmere Ventures II, L.P.; its managing members are Gary G. Glausser, Ned J. Renzi and Seán D.S. Sebastian. Birchmere Investments, Inc. is the general partner of Birchmere Investments, LP; its principals are John S. Isherwood and Seán D.S. Sebastian. Managing members or principals of each entity must vote unanimously on all major investment decisions, so no single managing member of principal of either entity has voting or dispositive authority over the shares. Each of these managing members and principals disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(5)

Address is 111 Center Street, Suite 2500, Little Rock, AR 72202. Reported shares include 56,935 shares of common stock, 1,133,542 shares of common stock issuable upon conversion of Series A1 Preferred Stock, 1,133,542 shares of common stock issuable upon conversion of Series A3 preferred stock and 456,276 shares of common stock underlying immediately exercisable warrants. The sole manager of Stephens—Precision Therapeutics LLC is SF Holding Corp. The directors of SF Holding Corp. are Warren A. Stephens, W.R. Stephens Jr., Elizabeth S. Campbell and Douglas H. Martin, each of whom may be deemed to beneficially own the shares held of record by Stephens—Precision Therapeutics LLC. Each of such individuals disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

(6)

Includes 1,171,132 shares of common stock and 50,000 shares of common stock issuable upon conversion of Series A1 Preferred Stock. Also includes 1,138,236 shares of common stock underlying options exercisable within 60 days.

(7)	Represents shares underlying options exercisable within 60 days.
(8)	Represents shares underlying options exercisable within 60 days.
(9)	Represents shares underlying options exercisable within 60 days.
(10)

Includes 33,130 shares of common stock, 24,013 shares of common stock issuable upon conversion of Series A1 Preferred Stock and 24,013 shares of common stock issuable upon conversion of Series A3 Preferred Stock. Also includes 264,977 shares of common stock underlying options exercisable within 60 days and 9,734 shares of common stock underlying immediately exercisable warrants.

(11)	Represents shares underlying options exercisable within 60 days.
(12)	Represents shares underlying options exercisable within 60 days.
(13)	Includes 3,205,518 shares underlying options and warrants exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of an amended and restated certificate of incorporation, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding shares.    Based on 3,890,973 shares of common stock outstanding as of October 31, 2007, the automatic conversion of outstanding preferred stock as of October 31, 2007 into 38,443,420 shares of common stock upon the completion of this offering, the automatic conversion of convertible promissory notes in the aggregate principal amount of $9.5 million, issued in August 2007, into                      shares of common stock, the issuance of                      shares of common stock in this offering, and no exercise of options or warrants, there will be                      shares of automatic common stock outstanding upon the closing of this offering. As of October 31, 2007, assuming the conversion of all outstanding preferred stock and convertible promissory notes into common stock upon the closing of this offering, we had approximately 150 record holders of our common stock.

As of October 31, 2007, there were 2,355,661 shares of common stock subject to outstanding warrants, assuming the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering, and 7,884,790 shares of common stock subject to outstanding options.

Voting rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our third amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and preferences.    Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully paid and nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will have been converted into shares of common stock. See Note 7 to our financial statements included in this prospectus for a description of the currently outstanding preferred stock. Following this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                      shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of October 31, 2007, warrants exercisable for 2,173,843 shares of our common stock and 181,818 shares of our Series B convertible preferred stock were outstanding. The common stock warrants have a weighted-average exercise price of $0.15 per share and a range of exercise prices from $0.10 to $1.10 per share. Of these warrants, warrants to purchase 8,929 shares, 26,000 shares and 7,955 shares of common stock were issued in September 2002, February 2005 and July 2006, respectively, in connection with the renewal of equipment lease facilities, warrants to purchase 21,639 shares of common stock were issued in January 2001 in connection with a bank financing, warrants to purchase an aggregate of 224,490 shares of common stock were issued between February 1998 and March 2000 in connection with convertible promissory note financings with our stockholders and warrants to purchase an aggregate of 1,884,830 shares of common stock were issued in August 2003 in connection with a preferred stock financing. The warrant to purchase 181,818 shares of Series B preferred stock has an exercise price of $1.10 per share and was issued in December 2006 to General Electric Capital Corporation in connection with our execution of a $4.0 million secured promissory note in favor of this lender. In connection with the automatic conversion of all of our outstanding shares of preferred stock into common stock immediately prior to the closing of this offering, the warrant issued to General Electric Capital Corporation will automatically become exercisable for shares of common stock. The preferred stock warrants and certain of the common stock warrants have a net exercise provision under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrants after deduction of the aggregate exercise price. Each of the warrants contains a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrants will terminate between January 2008 and August 2016 if not exercised earlier.

Registration Rights

Under our investor rights agreement, following the closing of this offering, the holders of                      shares of common stock, including shares issuable upon exercise of warrants, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand registration rights.    At any time after six months following the effective date of the registration statement for this offering, the holders of at least a majority of the shares issuable upon conversion of our Series B convertible preferred stock and the holders of at least a majority of the shares issuable upon conversion of our Series A1 and Series A3 convertible preferred stock, each have the right to demand that we file one registration statement registering their shares for resale. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 registration rights.    At any time after we are qualified to file a registration statement on Form S-3, the holders of at least a majority of the shares having registration rights under our investor rights agreement have the right to demand that we file a registration statement on Form S-3 registering their shares for resale so long as the aggregate amount of shares to be sold under the registration statement on Form S-3 is at least $2.0 million. We are only obligated to file one registration statement on Form S-3 in any 360-day period. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under certain circumstances.

Piggyback registration rights.    At any time after the closing of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, stockholders with registration rights will have the right to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under certain circumstances, but not below 25% of the total number of shares proposed to be registered in the registration statement.

Expenses of registration.    We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, other than underwriting discounts and commissions.

Termination.    The registration rights and our obligations terminate as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities in a 90-day period pursuant to Rule 144 promulgated under the Securities Act.

Delaware Anti-takeover Law and Certain Provisions of Our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and restated certificate of incorporation and amended and restated bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to                      shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes with staggered, three-year terms;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent and registrar’s address is                     .

NASDAQ Global Market Listing

We have applied for quotation of our common stock on the NASDAQ Global Market under the trading symbol “PRCN.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of October 31, 2007, upon completion of this offering,                      shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	restricted shares will be eligible for immediate sale upon the closing of this offering;

•	approximately restricted shares will be eligible for sale 90 days after the date of this prospectus;;

•	approximately restricted shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus (subject to extension in specified circumstances); and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter, subject to any vesting requirements, upon expiration of their respective one-year holding periods under Rule 144 or subject to the requirements of Rule 144(k) or Rule 701, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned restricted shares of our common stock for at least one year, and any affiliate of ours who owns unrestricted shares of our common stock, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k) of the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.                      shares of our common stock will qualify for resale under Rule 144(k) as of the date of this prospectus, but substantially all shares eligible for resale under Rule 144(k) are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale upon the expiration of the restrictions in those agreements.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriters” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. J.P. Morgan Securities Inc. and Piper Jaffray may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us is publicly announced; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

Registration Rights

Upon the closing of this offering, the holders of                      shares of our common stock, including shares issuable upon exercise of warrants, will have the right to require us to register their shares for resale under the Securities Act, beginning six months after the effective date of the Registration Statement related to this offering. Registration of these shares for resale under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could adversely effect on the trading price of our common stock. See “Risk Factors—Future sales of our common stock in the public market could cause our stock price to fall, even if our business is doing well” and “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock subject to outstanding stock options granted under our 2000 Stock Plan, as well as the shares of common stock reserved for issuance under our 2007 Plan, 2007 Directors Plan and 2007 Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under this registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations applicable to our affiliates and the lock-up agreements described above.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition by a non-U.S. holder of our common stock issued pursuant to this offering. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding the specific U.S. federal, state, local and non-U.S. income and other tax consequences to them of acquiring, holding and disposing of shares of our common stock.

This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including:

•	other U.S. federal, U.S. state or local or any non-U.S. tax consequences;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; and special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to differing interpretations and change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax consequences to it of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash distributions on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay distributions on our common stock, distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes first will constitute a return of capital and be applied against and reduce a holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain.

Unless the dividends are effectively connected with your conduct of a trade or business in the U.S., as discussed below, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must timely provide us with a properly executed U.S. Internal Revenue Service, or IRS, Form W-8BEN certifying your eligibility for the lower treaty rate. However:

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

•

in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust, depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

If the dividend is effectively connected with your conduct of a trade or business in the U.S. and, if an income tax treaty applies, is attributable to a permanent establishment (or, for an individual, a fixed base) that you maintain in the U.S., the dividend will generally be exempt from the U.S. federal withholding tax, provided that you timely supply us with a properly executed IRS Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. and, if an income tax treaty applies, the gain is attributable to a permanent establishment (or, for an individual, a fixed base) maintained by you in the U.S.; in this case, the gain will be taxed at generally applicable U.S. tax rates and in the manner applicable to U.S. persons, and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and meets other requirements; in this case, you will be required to pay a flat 30% U.S. tax (or a reduced rate under an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by your U.S. source capital losses (even though you are not considered a resident of the U.S.); or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in this case, subject to the discussion below, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose actual and constructive holdings, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Dividends on our common stock paid to you will be subject to information reporting to the IRS and may be subject to U.S. backup withholding (currently at a rate of 28%). Information also may be made available under a specific treaty or agreement to the tax authorities of the country in which you reside or are established. You generally will be exempt from such backup withholding if you provide a properly executed IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside of the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside of the U.S., then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside of the U.S., if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•

is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed IRS Form W-8BEN certifying that you are a non-U.S. person and various other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by timely filing an appropriate refund claim with the IRS.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
JMP Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

We have agreed that we will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company is publicly announced; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We, our directors and executive officers, and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company is publicly announced; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing on NASDAQ under the symbol “PRCN.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, or Relevant Implementation Date, it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Reston, Virginia. The underwriters are being represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements of Precision Therapeutics, Inc. at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Precision Therapeutics and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.precisiontherapeutics.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

PRECISION THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of independent registered public accounting firm	F-2

Balance sheets as of December 31, 2005 and 2006 and September 30, 2007 (unaudited)	F-3

Statements of operations for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited)	F-4

Statements of stockholders’ equity for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 (unaudited)	F-5

Statements of cash flows for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited)	F-6

Notes to financial statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Precision Therapeutics, Inc.

We have audited the accompanying balance sheets of Precision Therapeutics, Inc. as of December 31, 2005 and 2006, and the related statements of operations, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Therapeutics, Inc. at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, Precision Therapeutics, Inc. adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

August 23, 2007

PRECISION THERAPEUTICS, INC.

BALANCE SHEETS

(in thousands except for share and per share amounts)

	December 31,		September 30,
	2005	2006	2007
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$778	$16,563	$15,540
Accounts receivable	186	252	781
Prepaid expenses and other current assets	111	151	239

Total current assets	1,075	16,966	16,560
Property and equipment net	1,684	1,627	2,166
Patents net	408	470	491
Restricted cash	—	892	1,180
Other assets	85	323	1,589

Total assets	$3,252	$20,278	$21,986

Liabilities and stockholders equity
Current liabilities:
Accounts payable	$176	$670	$158
Accrued compensation	223	489	246
Accrued expenses	93	262	2,154
Accrued royalties	426	312	81
Grant obligation	—	250	125
Current portion of long-term debt	204	1,209	1,328
Embedded Derivative	—	—	4,066
Convertible notes	—	—	9,549

Total current liabilities	1,122	3,192	17,707
Long-term debt	161	3,068	2,109
Long-term grant obligation	250	—	—
Deferred revenue	—	868	1,157
Other long-term liabilities	57	63	73

Total liabilities	1,590	7,191	21,046
Stockholders equity:
Preferred stock Series A1, par value $.001; 15,591,767 shares authorized; 15,591,744 shares issued and outstanding at December 31, 2005 and 2006 and September 30, 2007 (unaudited); liquidation value at September 30, 2007 is $19,030 (unaudited)	16	16	16
Preferred stock Series A3, par value $.001; 4,669,858 shares authorized, issued and outstanding at December 31, 2005 and 2006 and September 30, 2007 (unaudited); liquidation value at September 30, 2007 is $5,706 (unaudited)	5	5	5
Preferred stock Series B, par value $.001; none authorized, issued or outstanding at December 31, 2005; 18,409,091 shares authorized at December 31, 2006; 18,181,818 shares issued and outstanding at December 31, 2006 and September 30, 2007 (unaudited); liquidation value at September 30, 2007 is $22,595 (unaudited)	—	18	18
Common stock, par value $.001; 55,000,000 shares authorized; 3,757,134, 3,762,134 and 3,890,973 issued and outstanding at December 31, 2005 and 2006 and September 30, 2007 (unaudited), respectively	4	4	4
Common stock warrants	1,598	1,599	1,599
Preferred stock warrants	—	84	84
Additional paid-in capital	44,487	64,439	65,835
Deferred compensation	(18)	—	—
Accumulated other comprehensive income	11	10	10
Accumulated deficit	(44,441)	(53,088)	(66,631)

Total stockholders equity	1,662	13,087	940

Total liabilities and stockholders equity	$3,252	$20,278	$21,986

See accompanying notes to financial statements.

PRECISION THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Net revenues (Note 2)	$1,549	$1,920	$846	$394	$1,671
Laboratory costs	984	978	1,078	735	1,327

Gross profit (loss)	565	942	(232)	(341)	344
Operating expenses:
Sales and marketing	307	376	1,801	999	3,607
Research and development	3,003	2,814	4,682	3,179	3,576
General and administrative	2,752	2,282	2,452	1,521	2,729
Depreciation	243	226	171	137	139

Total operating expenses	6,305	5,698	9,106	5,836	10,051

Loss from operations	(5,740)	(4,756)	(9,338)	(6,177)	(9,707)
Other income (expense):
Interest and other income	64	73	734	547	654
Embedded derivative expense	—	—	—	—	(4,066)
Interest expense	(75)	(57)	(43)	(25)	(424)

Other income (expense)—net	(11)	16	691	522	(3,836)

Net loss	$(5,751)	$(4,740)	$(8,647)	$(5,655)	$(13,543)

Basic and diluted loss per common share	$(1.20)	$(1.30)	$(2.30)	$(1.50)	$(3.58)

See accompanying notes to financial statements.

PRECISION THERAPEUTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands except for share amounts)

	Preferred						Common stock				Additional paid-in- capital	Deferred compen- sation	Accumu- lated other compre- hensive income	Note receivable for common stock	Accumu- lated deficit	Total
	Series A1		Series A3		Series B				Stock warrants
	Shares	$	Shares	$	Shares	$	Shares	$	Common	Preferred
Balance—December 31, 2003	8,835,334	$9	2,647,589	$3		$0	5,592,690	$6	$1,595	$0	$37,692	$(10)	$0	$(24)	$(33,950)	$5,321
Net loss															(5,751)	(5,751)
Exercise of common stock options	—	—	—	—	—	—	53,304	0	—	—	9	—	—	—	—	9
Issuance of Series A1 convertible preferred stock, net of issuance costs of $9	6,756,410	7	—	—	—	—	—	—	—	—	6,741	—	—	—	—	6,748
Exchange of common stock for Series A3 convertible preferred stock	—	—	2,022,269	2	—	—	(2,022,269)	(2)	—	—	—	—	—	—	—	—
Repayment of note receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	24	—	24
Issuance of options to consultants	—	—	—	—	—	—	—	—	—	—	27	(17)	—	—	—	10

Balance—December 31, 2004	15,591,744	16	4,669,858	5	—	—	3,623,725	4	1,595	—	44,469	(27)	—	—	(39,701)	6,361
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,740)	(4,740)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	11	—	—	11

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,729)
Exercise of common stock options	—	—	—	—	—	—	133,409	0	—	—	15	—	—	—	—	15
Issuance of warrants to purchase common stock	—	—	—	—	—	—	—	—	3	—	—	—	—	—	—	3
Issuance of options to consultants	—	—	—	—	—	—	—	—	—	—	3	9	—	—	—	12

Balance—December 31, 2005	15,591,744	16	4,669,858	5	—	—	3,757,134	4	1,598	—	44,487	(18)	11	—	(44,441)	1,662
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,647)	(8,647)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	—	(1)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,648)
Adoption of SFAS 123(R)	—	—	—	—	—	—	—	—	—	—	(18)	18	—	—	—
Exercise of common stock options	—	—	—	—	—	—	5,000	0	—	—	1	—	—	—	—	1
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	88	—	—	—	—	88
Issuance of Series B convertible preferred stock, net of issuance costs of $101	—	—	—	—	18,181,818	18	—	—	—	—	19,881	—	—	—	—	19,899
Issuance of warrants to purchase common stock	—	—	—	—	—	—	—	—	1	—	—	—	—	—	—	1
Issuance of warrants to purchase preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	84

Balance—December 31, 2006	15,591,744	16	4,669,858	5	18,181,818	18	3,762,134	4	1,599	84	64,439	0	10	—	(53,088)	13,087
Net loss (unaudited)															(13,543)	(13,543)
Other comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,543)
Exercise of common stock options (unaudited)	—	—	—	—	—	—	128,839	—	—	—	18	—	—	—	—	18
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	1,378	—	—	—	—	1,378

Balance—September 30, 2007 (unaudited)	15,591,744	$16	4,669,858	$5	18,181,818	$18	3,890,973	$4	$1,599	$84	$65,835	$0	$10	$0	$(66,631)	$940

See accompanying notes to financial statements.

PRECISION THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)

Operating activities
Net loss	$(5,751)	$(4,740)	$(8,647)	$(5,655)	$(13,543)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	392	392	338	262	276
Amortization	26	32	38	28	33
Non-cash rent expense	25	13	13	10	10
Stock compensation expense	10	12	88	56	1,378
Non-cash financing fees	—	3	3	1	20
Non-cash interest expense on convertible notes	—	—	—	—	79
Non-cash embedded derivative	—	—	—	—	4,066
Non-cash grant revenue	—	—	—	—	(125)
Gain on disposal of property and equipment	—	(6)	(6)	(5)	—
Changes in:
Accounts receivable	277	69	(66)	42	(529)
Other assets and liabilities	(158)	87	(48)	(93)	(1,353)
Accounts payable	133	(34)	494	241	(512)
Accrued compensation	76	(34)	266	(111)	(243)
Accrued expenses	(58)	(163)	144	(37)	1,813
Accrued royalties	28	(5)	(114)	(190)	(231)

Net cash used in operating activities	(5,000)	(4,374)	(7,497)	(5,451)	(8,861)
Investing activities
Purchases of property and equipment	(140)	(2)	(154)	(82)	(786)
Patent costs	(54)	(108)	(100)	(52)	(54)
Proceeds from sale of property and equipment	290	—	—	—	—

Net cash provided by (used in) investing activities	96	(110)	(254)	(134)	(840)
Financing activities
Proceeds from the exercise of common stock options	9	16	1	1	18
Proceeds from issuance of convertible debt	—	—	—	—	9,549
Proceeds from the sale of preferred stock, net	6,748	—	19,899	19,899	—
Proceeds from issuance of promissory note	—	—	4,000	—	—
Payment of note receivable	24	—		—	—
Repayment of long-term debt	(359)	(367)	(364)	(183)	(889)
Release of restricted cash collateralizing debt obligations	171	58	—	—	—
Payment of grant obligation	(6)	—	—	—	—

Net cash provided by (used in) financing activities	6,587	(293)	23,536	19,717	8,678

Net increase (decrease) in cash and cash equivalents	1,683	(4,777)	15,785	14,132	(1,023)
Cash and cash equivalents beginning of period	3,872	5,555	778	778	16,563

Cash and cash equivalents end of period	$5,555	$778	$16,563	$14,910	$15,540

Supplemental disclosure of cash flow information
Capital lease obligations incurred for equipment and laboratory supplies	$399	$131	$358	$358	$29
Cash paid for interest	$69	$50	$55	$41	$304
Conversion of common stock to Series A3 Preferred Stock	$2	$—	$—	$—	$—

See accompanying notes to financial statements.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

1.	Organization and summary of significant accounting policies

Organization

Precision Therapeutics, Inc. (the “Company”) was formed on April 13, 1995 and reincorporated as a Delaware company in 2000. The Company has developed a proprietary chemoresponse test, ChemoFx®, that uses a patient’s live tumor cells to assess his or her likelihood of responding to various cancer drugs or drug combinations that the patient’s physician is considering for treatment.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. The most significant estimates in the Company’s financial statements relate to revenue recognition, contractual allowances, income tax valuation allowances, and stock-based compensation. Actual results could differ from those estimates.

Unaudited interim financial results

The accompanying interim balance sheet as of September 30, 2007, the statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 and the statement of stockholders’ equity for the nine months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all the adjustments, which include normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2007 and its results of operations and cash flows for the nine months ended September 30, 2006 and 2007. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Cash and cash equivalents

Cash and cash equivalents include cash and investments with original maturities of three months or less.

Restricted cash

Restricted cash consists of grant proceeds for which the Company has not yet satisfied the terms of the underlying grant. Proceeds are invested in accordance with the terms of the grant agreement and include interest earned on the investments which must be remitted to the grantor.

Property and equipment

Property and equipment are recorded at cost. Depreciation, which includes depreciation of assets under capital leases, is calculated using the straight-line method based on estimated useful lives of three to ten years. Leasehold improvements are depreciated over the lesser of the estimated useful life or the lease term. The cost of repairs and maintenance and minor renewals and betterments are expensed as incurred; significant renewals and betterments are capitalized.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

Patent costs

Patent costs consist of external legal costs incurred in connection with securing patents and are amortized on a straight-line basis over an estimated useful life of 15 years. Capitalized patent costs and related accumulated amortization are as follows:

	December 31,		September 30,
	2005	2006	2007
Patent costs	$532	$632	$686
Accumulated amortization	(124)	(162)	(195)

	$408	$470	$491

Amortization expense was $26, $32, $38, $28 and $33 for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively, and is included in laboratory costs. It is estimated that amortization expense will range from $40 to $60 for the next five years.

Impairment of long-lived assets

The Company regularly reviews the carrying amount of its long-lived assets, as well as the useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), the Company will recognize an impairment charge when the expected net undiscounted future cash flows from an asset’s use (including any proceeds from disposition) are less than the asset’s carrying value and the asset’s carrying value exceeds its fair value. The Company has not recognized any impairment charges during 2004, 2005, 2006 or the nine months ended September 30, 2007.

Deferred grant revenue

Revenue from grants for the purchase of equipment is deferred and recorded as other income over the useful life of the related property and equipment provided that any conditions underlying the use of grant proceeds are satisfied. Revenue from grants for ongoing research efforts are deferred and recorded as other income as the conditions of the grant are met. If conditions are not met, revenue recognition is deferred until such time as the conditions are met.

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment (“SFAS 123R”), as interpreted by SEC Staff Accounting Bulletin No. 107. SFAS 123R is a revision of Statement No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation. SFAS 123R supersedes Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS 123R using the modified prospective transition method, which applies to new awards and to awards modified, repurchased or canceled after the required effective date. In addition, under this method, the Company recognizes compensation expense for the portion of outstanding awards on the adoption date for which the requisite service period has not yet been rendered based on the grant-date fair value of those awards calculated under SFAS 123 and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”).

Prior to January 1, 2006, the Company accounted for employee stock-based compensation in accordance with the provisions of APB 25 and complied with the disclosure provisions of SFAS 123, and SFAS 148. Under

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

APB 25, compensation cost for stock options granted to employees and non-employee directors was measured as the excess, if any, on the date of the grant, of the fair value of the stock over the amount an employee or non-employee director must pay to acquire the stock (the exercise price). As the exercise price was equal to the fair value of the stock at the date of the grant as determined by the Company’s Board of Directors, there was no compensation expense recorded for stock options granted to employees and non-employee directors prior to 2006.

Given the absence of an active market for the Company’s common stock, the fair value of the common stock during the years ended December 31, 2004 and 2005 was determined contemporaneously by the Board of Directors utilizing valuation information provided by management. The Board of Directors, which includes members who are experienced in valuing the securities of early-stage companies, considered both objective and subjective factors in determining the estimated fair value of the common stock on each option grant date. During 2004 and 2005 the Company’s common stock was allocated a value of $0.10 per share while additional preferred stock A1 was sold at $1.00 per share in 2004; no preferred shares were sold in 2005. Substantially all of the Company’s enterprise value was allocated to its preferred stock in 2004 and 2005 and early January 2006 due to the following:

•	significant recurring operating losses in 2004;

•	weak financial condition in 2004 and continuing into 2005;

•	low likelihood of a liquidity event;

•	cumulative dividends payable upon a liquidation event to the holders of preferred stock;

•

risks affecting the business, including the lack of prospective Medicare coverage, uncertainty regarding the level of market receptivity for the Company’s product, uncertainty regarding the results of clinical studies, and uncertainty regarding future financings; and

•	the lack of marketability of the Company’s common stock.

Effective January 1, 2006 with the adoption of SFAS 123R, the Company elected to use the Black-Scholes option pricing model to determine the fair value of options granted. In accordance with SFAS 123R, the Company recognizes the compensation expense of share-based awards on a straight-line basis over the vesting period of the award.

As a result of the Company’s Black-Scholes option fair value calculations and the allocation of value to the vesting periods using the straight-line vesting attribution method, the Company recognized employee stock-based compensation in the statements of operations as follows:

	Year ended December 31,	Nine months ended September 30,
	2006	2006	2007
Laboratory costs	$3	$2	$21
Sales and marketing	2	2	127
Research and development	20	16	265
General and administrative	35	29	960

	$60	$49	$1,373

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its common stock as it is not a public company. In connection with independent appraisals of the value of the Company’s common stock performed in 2006 and 2007, the volatility of comparable publicly traded

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

companies was determined. Therefore, in accordance with Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107) the Company used the historical volatilities of similar public entities. The expected life of the awards is estimated based on the “SEC Shortcut Approach” as defined in SAB 107, which is the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate assumption is based on observed interest rates for Treasury notes with lives approximating the expected life of the stock options. The dividend yield assumption is based on the Company’s history and expectation of paying no dividends. Forfeitures were estimated based on discrete groupings of employees, management and non-employee directors and the historical rate of forfeitures for those groups ranging from 15-25%. The forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in the financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense.

In 2006, the exercise prices for options granted were set by the Company’s Board of Directors based upon guidance set forth by the American Institute of Certified Public Accountants (AICPA) in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the AICPA Practice Aid. To that end, the Board considered a number of factors in determining the option price, including prices for the Company’s preferred stock, which the Company had sold to outside investors in arm’s length transactions, and the rights, preferences and privileges of the Company’s A1, A3, and B preferred stockholders and obtaining approval authorizations for prospective payments from Medicare. The Company’s common stock was originally assessed to have a fair market value of $0.31 per share. The Company granted options on December 29, 2006 with an exercise price equal to this price.

In connection with the preparation of the financial statements for the year ended December 31, 2006 and in light of the expected completion of the initial public offering of its common stock, the Company reassessed the fair value of its common stock based on forecasted operating results and the expected valuation obtained in an initial public offering.

The Company’s retrospective estimate of enterprise value for the grant date of December 29, 2006 used results from both the income and the market approach.

Under the income approach, the enterprise value was based on the present value of forecasted operating results. The revenue forecasts were based on the Company’s estimates of expected annual growth rates following investments into sales and marketing. Estimated operating expenses were based on the Company’s internal assumptions and are consistent with the Company’s current business plan. The risk associated with achieving the forecast was assessed using a discount rate of 25%.

Under the market approach, the Company’s estimated enterprise value was developed based on forward-looking enterprise value/revenue trading multiples of comparable companies applied to the Company’s internal revenue forecasts. Once the enterprise value was established, an allocation method was used to allocate the enterprise value to the different classes of equity instruments. During the Company’s retrospective review, the probability weighted expected returns, or PWER, method to allocate enterprise value to the common stock was used. Under the PWER method, the value of common stock is estimated based on an analysis of future values for the enterprise assuming various outcomes. In the retrospective analysis, the future outcome included three scenarios: (i) the Company becomes a public company; (ii) the Company remains private, and (iii) the Company is acquired by another company. In general, the closer the Company gets to an IPO, the higher the probability assessment weighting is for that scenario. The Company used a low probability assumption for the December grants because at that time, the Board of Directors was not actively considering an IPO. A higher probability assumption was assessed in determining the value of the common stock as of May 31, 2007.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

Based on the methodology described above, the Company has retrospectively estimated the fair value per share of its common stock as of December 31, 2006 and May 31, 2007 to be $1.22 and $1.86, respectively, and contemporaneously estimated the fair value at September 30, 2007 to be $2.30. Accordingly, the Company recorded stock-based compensation for the December 2006 grant using a fair value of common stock of $1.22 and the exercise price at the time of the grant of $0.31.

The total compensation cost related to unvested stock option grants not yet recognized as of December 31, 2006 was $2,584, and the weighted-average period over which these grants are expected to vest is 2.7 years. The total compensation cost related to unvested stock option grants not yet recognized as of September 30, 2007 was $3,305, and the weighted-average period over which these grants are expected to vest is 2.9 years.

As a result of adopting SFAS 123R, during the year ended December 31, 2006 the Company recorded stock compensation expense of approximately $60 related to employee option grants that were not vested as of January 1, 2006. In addition, the Company recognized approximately $9 during the year ended December 31, 2006, for options that had been granted to non-employee consultants which were not vested as of January 1, 2006.

The adoption of SFAS 123R caused basic and diluted net loss per common share to increase by approximately $0.02 per share in 2006. No income tax benefit was recognized in the statement of operations for 2006.

Stock-based compensation for non-employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the options vest. The Company believes that the value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model.

As of December 31, 2004 and 2005, there were options outstanding to purchase 229,865 and 249,014 shares, respectively, to consultants for services performed. Stock-based compensation expense recorded for options granted to non-employees for the years ended December 31, 2004, 2005 and 2006 was $10, $12, and $28, respectively. For the nine months ended September 30, 2006 and 2007, stock-based compensation expense for non-employees was $7 and $5, respectively.

Pro forma net income

The table below reflects pro forma net income, for the years ended December 31, 2004 and 2005, had compensation for stock options been determined based on the fair value at the grant date, consistent with the methodology prescribed under SFAS 123.

	2004	2005
Net loss, as reported	$(5,751)	$(4,740)
Add: Stock-based compensation expense included in reported net loss	9	12
Deduct: Stock-based compensation expense determined under fair value method for all awards	(175)	(131)

Pro forma net loss	$(5,917)	$(4,859)

Pro forma net loss per basic and diluted share	$(1.24)	$(1.33)

Revenue recognition

Product revenues for tests performed are recognized when all of the following criteria of revenue recognition are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Criterion (2) is satisfied when the Company performs the test and generates and delivers a report to the physician. Determination of

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

criteria (3) and (4) is based on management’s judgments regarding the nature of the fee charged for services delivered and the collectibility of those fees.

The Company bills payors such as Medicare, managed care organizations or insurance companies, for ChemoFx upon the delivery of a report to the ordering physician. The Company receives an assignment of benefits from the patients and then assumes the responsibility for collection from the third party payor. The patient is usually billed directly for amounts owed after multiple requests for payment have been denied or only partially paid by the insurance carrier. As a relatively new test, ChemoFx may be considered investigational by payors and not covered under their reimbursement policies.

The Company has deferred grant revenue available for specific research efforts articulated in the Company’s grant applications. The money is currently available for use and can be drawn upon by the Company in support of specific research projects as those projects advance. As those funds are utilized, other income will be recognized.

Concentration of credit risk

The Company maintains cash balances with banking institutions. The amounts on deposit at these institutions exceed the amounts which would be covered by the Federal Deposit Insurance Corporation (FDIC). Management believes that the amounts in excess of FDIC limits do not pose a significant risk of loss to the Company.

Substantially all of the Company’s accounts receivable are with entities in the health care industry. However, concentrations of credit risk are limited due to the number of the Company’s clients. The Company has significant accounts receivable balances whose collectibility is dependent on the availability of funds from certain governmental programs, primarily Medicare, and compliance with the regulations of that agency. Upon audit by a Medicare intermediary, a condition of non-compliance could result in the Company having to refund amounts previously collected. The Company does not believe there is a significant credit risk associated with these governmental programs, and an adequate allowance has been recorded for the possibility of these receivables proving uncollectible. The Company does not require collateral or other security to support accounts receivable. Net accounts receivable balances from Medicare were approximately $7, $28 and $309 at December 31, 2005 and 2006 and September 30, 2007, respectively.

For the years ended December 31, 2004, 2005 and 2006, a significant portion of the Company’s net revenues was derived from cash collections from Medicare billings. During these years, 90%, 89% and 61%, respectively, of the Company’s net revenues were derived from Medicare claims for tests billed in prior periods which were adjudicated and paid during the reported year and from tests billed during the period. For the nine months ended September 30, 2006 and 2007, approximately 17% and 52%, respectively, of the Company’s net revenues were derived from tests billed to the Medicare program during the period.

Research and development

Research and development costs are expensed as incurred and reported as research and development expenses in the statements of operations.

Accounting for income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), which requires a balance sheet approach in accounting for income taxes. Under this method, deferred income tax assets and liabilities are established to reflect the future tax consequences of carryforwards and differences between the tax and financial bases of assets and liabilities, including net operating

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

loss carryforwards. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

In June 2006, the FASB issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN No. 48. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN No. 48 as of January 1, 2007. The adoption of FIN No. 48 did not result in an adjustment to accumulated deficit. The Company has recognized no interest or penalties upon the adoption of FIN No. 48. The Company does not expect any significant increases or decreases to its unrecognized tax benefits before December 31, 2007.

The Company is subject to U.S. federal income tax and various states’ income and franchise taxes. To the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount. To its knowledge, the Company is not currently under any tax examinations.

At December 31, 2006, the Company had deferred tax assets of $16,500 relating to federal net operating loss carryforwards and $2,068 relating to state net operating loss carryforwards. Due to uncertainties surrounding the Company’s ability to generate sufficient future taxable income to realize these assets, a full valuation allowance has been established to offset its net deferred tax asset. Additionally, the future utilization of the Company’s net operating loss carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously, that could occur in the future or that could occur as a result of a planned IPO. The Company is in the process of completing an analysis to determine the impact of prior changes in ownership. The Company believes that there have been prior changes in ownership and that there will be limitations on the future utilization of federal and state net operating loss carryforwards. Until the Company has determined the amount subject to limitation, no amounts are being presented as an uncertain tax position in accordance with FIN No. 48. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

For the nine months ended September 30, 2007, the Company incurred additional net losses of $6,870 for federal and state tax purposes. As the Company is unable to conclude that it is more likely than not that the deferred tax assets associated with these additional net operating losses will be realized, an additional valuation allowance has been provided to offset the net deferred tax assets as of September 30, 2007. As of September 30, 2007 the valuation allowance was $22,464.

Net loss per share

Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted-average number of unrestricted common shares outstanding during each period. Diluted net loss per common share is computed by dividing net loss attributable to common shareholders by the sum of the weighted average number of common shares outstanding plus the dilutive potential common shares, including stock options and warrants, convertible preferred stock and restricted common shares. Basic and diluted net loss per share was the same for all periods presented as the impact of all potential dilutive shares outstanding was anti-dilutive and are therefore excluded from the calculation.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of the items. The fair value of the

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

long-term debt at December 31, 2006 approximates the book value as the debt was entered into at the end of December. The fair value of the long-term debt, including interest accrued at September 30, 2007 was approximately $3,529 based on the borrowing rate in effect at that date.

New accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS 157 on the financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on the financial statements.

2.	Net revenues and accounts receivable

Accounts receivable and revenues, net of contractual allowances, are based on estimated realizable amounts to be received from patients, third-party payors, and others for services rendered. The Company recognizes revenues in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed, insurance is verified, and collectibility of the resulting receivable is reasonably assured.

The Company currently recognizes revenues from Medicare in gynecologic malignancies, net of contractual allowances, based on a fee schedule that has been agreed upon with their Medicare contractor, Highmark. Revenues from non-gynecologic malignancies are recognized on a cash basis, net of setup fees. The Company recognizes non-contractual, non-Medicare revenues based on the amount expected to be collected which is estimated based upon historical collection experience. The differences between the amounts billed and the amounts expected to be collected are recorded as contractual allowances to arrive at the net revenues which are reported in the financial statements.

Prior to January 1, 2007, the Company recognized net revenues on Medicare billings on a cash basis, with the exception of a setup fee associated with each test, for which revenue is recognized in accordance with a negotiated fee schedule. Any overturned Medicare claims appeals are recognized as net revenue at the time the cash is received.

Net revenues on Medicare gynecologic billings for the nine months ended September 30, 2007 were $846 of which $276 is related to the change in the Company’s ability to reliably estimate the collectibility of Medicare gynecologic billings beginning on January 1, 2007, which improved the Company’s net loss by $0.07 per share.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

For the years ended December 31, 2004, 2005 and 2006, and the nine months ended September 30, 2006 and 2007, net revenues were derived as follows:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
Gross billings	$1,319	$927	$1,465	$733	3,426
Contractual allowances for current period billings	(979)	(634)	(922)	(473)	(1,851)
Adjustments to prior period contractual allowances	(25)	(39)	(29)	(27)	59

Contractual allowances, net	(1,004)	(673)	(951)	(500)	(1,792)
Medicare ALJ contractual allowance reversal	1,234	1,666	332	161	37

Net revenues	$1,549	$1,920	$846	$394	1,671

Medicare ALJ allowance reversals reflect removal of contractual allowances previously estimated that are no longer necessary as a result of final ALJ settlements with Medicare and cash collections. At December 31, 2005 and 2006 and September 30, 2007, gross billings under active appeals or in patient collections were $2,294, $2,784 and $4,687 respectively, and contractual allowances totaled $2,108, $2,532 and $3,906, respectively. Collection of all outstanding billings is aggressively pursued, including those for which a contractual allowance has been provided. A summary of the changes in the reserve for contractual allowances for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007 is presented below.

Contractual Allowances
January 1, 2005	$4,913
Contractual allowances, net of Medicare ALJ contractual allowance reversals	673
Medicare ALJ allowance reversal	(1,666)
Billings where collection efforts ceased	(1,812)

December 31, 2005	2,108

Contractual allowances, net of Medicare ALJ contractual allowance reversals	951
Medicare ALJ allowance reversal	(332)
Billings where collection efforts ceased	(195)

December 31, 2006	2,532

Contractual allowances, net of Medicare ALJ contractual allowance reversals	1,792
Reversal of Medicare denials	(37)
Billings where collection efforts ceased	(381)

September 30, 2007	$3,906

While we proactively pursue all gross billings under active appeal, they are not reflected in our accounts receivable unless collectibility is certain. For the period ending September, 30, 2007, net receivables were $781. The Company reviews receivables at the end of each reporting period. At that time, write-offs and contractual allowance adjustments are made. Outstanding balances deemed uncollectible are written off as bad debt. To date, these amounts have not been material and there are no material past due amounts.

3.	Property and equipment

Property and equipment consisted of the following:

	December 31,		September 30,
	2005	2006	2007
Furniture and lab equipment	$1,915	$2,129	$2,898
Software	309	368	374
Leasehold improvements	924	932	972

	3,148	3,429	4,244
Accumulated depreciation	(1,464)	(1,802)	(2,078)

Total	$1,684	$1,627	$2,166

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

Depreciation expense of $149, $166, $167, $125, and $137 was included in laboratory costs for the years ended December 31, 2004, 2005 and 2006 and the nine-month periods ended September 30, 2006 and 2007, respectively. For the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007, depreciation expense was $392, $392, $338, $262 and $276, respectively.

Property and equipment include the following amounts related to capital leases:

	December 31,		September 30,
	2005	2006	2007
Equipment	$1,411	$918	$947
Less allowance for depreciation	(705)	(465)	(645)

	$706	$453	$302

4.	Other assets

Other assets consisted of the following:

	December 31,		September 30,
	2005	2006	2007
Long-term deposits	$74	$74	$74
Laboratory supplies	—	239	207
Investments available for sale	11	10	11
Fees associated with planned initial public offering	—	—	1,297

Total other assets	$85	$323	$1,589

Laboratory supplies include a large lot of fetal bovine serum (FBS) which is used in the specimen culture process. The expiration date on this lot is 2011 and is expected to be drawn upon through 2009.

5.	Grant obligations and accrued royalties

In July 1995, the Company received a $150 grant from the Pittsburgh Biomedical Development Center (PBDC). Under the terms of the agreement, the Company was required to repay the grant at the earlier of: (1) 365 days of our receipt of at least $2,000 of cumulative cash investments in it or the related technology or (2) completion of a fiscal year in which sales of, or involving technology, exceeded $2,000. In addition to the repayment of the obligation, the Company was required to make royalty payments to PBDC totaling up to $300, based upon 5% of net revenues. During 2002, the initial $150 grant was repaid. Through December 31, 2005, the Company had paid $111 in royalties. At December 31, 2005, a liability remained of approximately $189, relating to the royalty payments due under this agreement. This amount was paid during the year ended December 31, 2006. The Company has no further obligations related to this agreement.

In 1996, the Company executed a grant agreement with the Ben Franklin Technology Center (BFTC) and received funds approximating $122. Under the terms of the agreement, the Company was required to repay BFTC up to two times the face value of the grant, or approximately $243, based upon 2% of net sales generated. During 2004, approximately $6 of these funds was repaid toward the grant. At December 31, 2005 and 2006, approximately $121 and $121, respectively, was recorded related to the royalties due under this agreement. On January 2, 2007, the Company issued a payment of approximately $237 to fully satisfy its obligations related to this agreement.

In November 2001, the Company entered into an agreement with the Pennsylvania Department of Community and Economic Development (DCED) for a grant of $250 for the purchase of an HVAC system. At December 31, 2005 and 2006, the grant amount of $250 was classified as a grant obligation because reasonable assurance that the Company would meet the grant conditions related to creating new

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

jobs did not exist. Under the terms of the grant, when such conditions are not met, the grant is considered forfeited and subject to repayment unless waived by the DCED. The Company obtained a waiver through March 31, 2007. Accordingly, the amount is reported as short-term on the December 31, 2006 balance sheet. On July 19, 2007, the Company received from the DCED a waiver for $125 of the grant, and accordingly, recorded this amount as other income in the third quarter. As of September 30, 2007 the Company has a liability remaining of $125 and is continuing to pursue an extension of the time frame for compliance with the new job creation requirement.

During 2006, the Company entered into a $1,157 breast cancer therapy research agreement with the United States Department of Defense. The Company received advanced payments under the agreement aggregating $868 as of December 31, 2006 which has been recorded as deferred revenue as the research had not commenced as of that date. The funds received, including accrued interest on the advances are recorded as restricted cash as of December 31, 2006. Interest earned on the proceeds must be remitted to the Department of Defense. The remaining payment of $289 was received in 2007. Revenue will be recognized as other income as the research is performed.

During 2006, the Company accrued $75 in royalties payable to Automated Cell, Inc. under a license agreement. During the nine months ended September 30, 2007, the Company was notified that Automated Cell has been unable to fulfill its obligations under the license agreement. A final settlement of the Company’s obligations under this agreement has not yet been determined but will not exceed the amount accrued.

6.	Long-term debt

Long-term debt consisted of the following:

	December 31,		September 30,
	2005	2006	2007
Promissory Note at 11.29%	$—	$3,879	$3,180
Master Lease Agreement (at interest rates ranging from 9.01% to 11.43%)	346	478	318
Other capital leases (at interest rates ranging from 12.19% to 12.61%)	19	2	1

	365	4,359	3,499
Less current portion	204	1,209	1,328

	$161	$3,150	$2,171
Less debt discount	—	82	62

Long-term debt	$161	$3,068	$2,109

On December 29, 2006, the Company executed a promissory note (the Note) for $4,000 with GE Capital Corporation (GE Capital) to fund working capital requirements and drew upon the full capacity of the Note. Upon execution of this financing, the Company issued 181,818 warrants to purchase Convertible Preferred Series B stock at $1.10 per share. As collateral, GE Capital was granted a fully perfected first priority interest in all of the Company’s existing and future assets, excluding Intellectual Property. The Note is payable in monthly installments over the thirty-six month period ending January 1, 2010 with a 10% balloon payment at the end of the term. The Note bears interest at an annual fixed rate of 11.29%. The value of the warrants has been recorded as a debt discount and is being amortized over the life of the related Note. The GE Capital Corporation promissory note is secured by a Master Security Agreement with GE which has certain default provisions, including certain technical and material adverse change conditions which could accelerate repayment of the note. In addition, the note contains cash account control provisions should the conditions of default be met. As of December 31, 2006, the Company was in compliance with all covenants set forth in the Master Security Agreement.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

On September 25, 2002, the Company entered into a $750 Master Lease Agreement with GE Capital to purchase new equipment. On the initial expiration date, the Company renewed the agreement for an additional year and in the amount of $500. In February 2005, the agreement was again renewed in the amount of $650 for one year. Upon renewal, the Company issued warrants to purchase 26,000 shares of our common stock at $1.00 per share. In July 2006, the Company renewed the agreement through December 2007 for the unused portion of the prior year facility and an additional $350. Upon renewal, the Company issued warrants to purchase 7,955 shares of our common stock at $1.10 per share. Under this arrangement, for the years ended December 31, 2005 and 2006, the Company made total draws of approximately $131 and $358, respectively, at weighted-average borrowing rates of 10.57% and 11.43%, respectively.

Capital leases are reflected within current and long-term debt in the balance sheets. Obligations under these lease agreements are secured by the underlying equipment.

At December 31, 2006, annual future payments on long-term debt, including capital leases, are as follows:

2007	$1,606
2008	1,624
2009	1,546
2010	403
2011	—

Total payments	5,179
Less amount representing interest	820

Total principal payments	4,359
Less current maturities	1,209
Less debt discount on long-term obligations	82

Long-term obligations	$3,068

In August 2007 the Company raised approximately $9,549, through the issuance of convertible promissory notes to certain investors. Estimated issuance costs of approximately $84 were capitalized as other current assets and are being amortized over the life of the notes. The notes bear interest at a fixed rate of 8% per year and are secured by an interest in all of the Company’s assets other than intellectual property. These notes are subordinated to the security interest of GE Capital. All principal and accrued interest under these notes is due on April 30, 2008 unless earlier converted or called in the event of a default under one of the Company’s other outstanding debt agreements. In the event of an Initial Public Offering in which the gross proceeds exceed $30,000 and the initial issuance price equals or exceeds $3.30 per share, the principal amount of, and accrued interest on, these notes will be automatically converted into shares of common stock at a conversion price equal to 70% of the initial public offering price per share. The notes are also automatically converted to capital stock upon certain other transactions including a Qualified Financing or an Acquisition Transaction, each as defined in the notes.

The Company has concluded that the conversion option inherent in the notes constitutes an embedded derivative, as defined by the provisions of SFAS No. 133, “Accounting for Derivatives and Hedging Activities” (SFAS 133), for which bifurcation and separate accounting is required. The conversion option does not qualify for the exception provided by EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” as the convertible promissory notes do not provide for a limit on the number of shares potentially issuable upon exercise of the conversion option. Accordingly, the Company is unable to ensure satisfaction of the conversion option through the issuance of available, unissued common shares. The Company determined that the fair value of the embedded derivative was $4,066 at September 30, 2007. The fair value of the embedded derivative will be adjusted through current earnings on a quarterly basis through April 30, 2008.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

7.	Stockholders’ equity

At December 31, 2005 and 2006 and September 30, 2007, there were 15,591,744 shares of Series A1 preferred stock (Series A1) issued and outstanding. Series A1 is entitled to receive cumulative dividends at a rate of 6% per annum from the date of issuance whether or not declared. Dividends are only payable upon the occurrence of a Liquidation Event, as defined by our Certificate of Incorporation. Each share of Series A1 may be converted, at the holder’s option, into shares of common stock, based upon the product of $1.00 per share and the number of shares of Series A1 to be converted, divided by the common stock conversion price in effect on the conversion date. At December 31, 2006 and September 30, 2007, the conversion price for Series A1 was $1.00 per share. Holders are entitled to one vote per share held. The liquidation value of the Preferred Series A1 was $18,330 and $19,030 at December 31, 2006 and September 30, 2007, respectively.

At December 31, 2005 and 2006 and September 30, 2007, there were 4,669,858 shares of Series A3 preferred stock (Series A3) issued and outstanding. Series A3 is entitled to receive cumulative dividends at a rate of 6% per annum from the date of issuance whether or not declared. Dividends are only payable upon the occurrence of a Liquidation Event, as defined by our Certificate of Incorporation. Each share of Series A3 may be converted, at the holder’s option, into shares of common stock, based upon the product of $1.00 per share and the number of shares of Series A3 to be converted, divided by the common stock conversion price in effect on the conversion date. At December 31, 2006 and September 30, 2007, the conversion price for Series A3 was $1.00 per share. Holders are entitled to one vote per share held. The liquidation value of the Preferred Series A3 was $5,496 and $5,706 at December 31, 2006 and September 30, 2007, respectively.

On February 16, 2006, the Company closed on its Series B preferred stock (Series B) offering. The Series B issuance generated cash proceeds of $19,899, net of issuance costs of $101. The Company issued 18,181,818 shares of Series B, all of which are outstanding at December 31, 2006 and September 30, 2007.

Series B is entitled to receive cumulative dividends at a rate of 8% per annum from the date of issuance whether or not declared. The Series B dividends are only payable when and if declared by our Board of Directors. Series B dividends have preference and priority to any declaration or payment of any dividend on either or both of the Series A1 and Series A3 issues and of the common stock. Each share of Series B may be converted, at the holder’s option, into shares of common stock, as determined by dividing $1.10, the initial issue price, by the Series B conversion price in effect at the time of conversion. At December 31, 2006 and September 30, 2007, the conversion price for Series B was $1.10 per share.

In the event of liquidation, Series B holders shall be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of Series A1 or Series A3 or common stock, an amount per share equal to 100% of the initial Series B issue price, subject to adjustment for stock splits, stock dividends, recapitalizations, and similar events, for each outstanding share of Series B, plus an amount equal to all accrued but unpaid dividends, whether or not declared. Series B liquidation value is subject to certain increases, based upon our ability or inability to meet certain operational milestones, as defined by our Certificate of Incorporation. The liquidation value of the Preferred Series B was $21,398 and $22,595 at December 31, 2006 and September 30, 2007, respectively.

Series B, Series A1 and Series A3 are automatically converted into shares of common stock upon the occurrence of a Mandatory Conversion Event, as defined by our Certificate of Incorporation.

Pursuant to our Certificate of Incorporation, no dividends shall be paid on common stock until all accrued, unpaid dividends on Series A1, Series A3, and Series B have been paid. At December 31, 2006 and September 30, 2007, dividends in arrears on Series A1, Series A3, and Series B were approximately $4,963 and $7,069, respectively.

8.	Stock option plans and warrants

The Board of Directors has approved stock option plans, which reserve shares of common stock for potential future issuance of stock options or stock appreciation rights. As of September 30, 2007, there were 1,470,295

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

shares reserved for future issuance under the Company’s 2000 Stock Plan. Option grants are subject to individual stock option agreements, which set forth the general terms and conditions of the award, as well as the vesting schedule and exercise price. Option grants vary in vesting structure from immediate vesting to vesting over a four-year period and expire ten years from the original grant date. Shares are issued from authorized, unissued shares to satisfy stock option exercises.

The fair value of the option grants was estimated at the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2005	2006	2007
Risk-free interest (range)	3.9 – 4.6%	4.3 – 4.7%	4.4 – 4.9%
Dividend yield	0%	0%	0%
Volatility factor	148.9%	65.0%	49.0% – 65.0%
Expected life of options	10.0	6.25	6.25

A summary of stock option activity occurring during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 is presented below. This table includes the options granted to non-executive members of the Board of Directors, current employees, and consultants.

	Number of Options	Weighted Average Exercise Price
Outstanding—December 31, 2003	933,297	$0.58
Granted	2,994,143	0.10
Exercised	(53,304)	0.17
Forfeited	(421,009)	0.27

Outstanding—December 31, 2004	3,453,127	0.21
Granted	214,188	0.10
Exercised	(133,409)	0.12
Forfeited	(490,506)	0.20

Outstanding—December 31, 2005	3,043,400	0.20
Granted	2,942,506	0.31
Exercised	(5,000)	0.10
Forfeited	(73,750)	0.10

Outstanding—December 31, 2006	5,907,156	0.26
Granted	2,202,348	1.75
Exercised	(128,839)	0.14
Forfeited	(95,875)	0.30

Outstanding—September 30, 2007	7,884,790	$0.68

There was no intrinsic value inherent within option exercises during the years ended December 31, 2005 and December 31, 2006. The intrinsic value of options exercised during the nine months ended September 30, 2007 was approximately $222. The aggregate intrinsic value of outstanding options was $5,871 and $12,989 at December 31, 2006 and September 30, 2007, respectively.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

Certain information regarding employee stock option grants during the year ended December 31, 2006 and the nine months ended September 30, 2007 is as follows:

Grant Date	Shares Underlying Option Grants	Exercise Price Per Share	Fair Value Per Share of Common Stock		Intrinsic Value Per Share
January 3, 2006	10,000	$0.10	$0.10	(1)	$0.00
December 29, 2006	2,932,506	$0.31	$1.22	(2)	$0.91
January 2, 2007	508,554	$0.31	$1.22	(2)	$0.91
May 31, 2007	468,116	$1.86	$1.86	(2)	$0.00
September 20, 2007	1,225,678	$2.30	$2.30	(1)	$0.00

(1)	Fair value of common stock determined contemporaneously by the Board of Directors.
(2)	Fair value of common stock determined retrospectively by the Board of Directors.

The following table summarizes additional information about the stock options outstanding at December 31, 2006. This table includes the options granted to non-executive members of the Board of Directors, current employees, and consultants.

Exercise Price	Options Outstanding at December 31, 2006	Options Exercisable at December 31, 2006	Weighted- Average Fair Value on Date of Grant	Weighted- Average Years Remaining on Contractual Life
$ 0.10	2,461,105	1,609,548	$0.10	7.5
0.31	2,932,506	17,325	1.04	10.0
0.34	504,324	502,985	0.34	4.8
21.00	9,221	9,221	20.85	1.7

The following table summarizes additional information about the stock options outstanding at September 30, 2007. This table includes the options granted to non-executive members of the board of directors, current employees, and consultants.

Exercise Price	Options Outstanding at September 30, 2007	Options Exercisable at September 30, 2007	Weighted- Average Fair Value on Date of Grant	Weighted- Average Years Remaining on Contractual Life
$ 0.10	2,351,105	2,098,653	$0.10	6.8
0.31	3,333,846	717,817	1.04	9.3
0.34	496,824	496,824	0.34	4
1.86	468,116	215,974	1.20	9.7
2.30	1,225,678	—	1.22	10
21.00	9,221	9,221	20.85	0.9

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

In conjunction with various agreements, the Company has issued warrants to purchase Series B and common stock to certain investors and lenders. A summary of the activity for warrants occurring during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 is presented below:

	Warrants	Weighted- Average Exercise Price per Share
Outstanding—December 31, 2003 and 2004	2,139,888	$0.14
Granted	26,000	1.00

Outstanding—December 31, 2005	2,165,888	0.15
Granted	189,773	1.10

Outstanding—December 31, 2006 and September 30, 2007	2,355,661	0.23

9.	Loss per share

The following table shows the amounts used in computing basic and diluted loss per share:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
Net loss attributable to common shareholders	$(5,751)	$(4,740)	$(8,647)	$(5,655)	$(13,543)

Basic and diluted loss per share	$(1.20)	$(1.30)	$(2.30)	$(1.50)	$(3.58)

Weighted average number of basic and diluted shares	4,779,214	3,642,006	3,761,425	3,761,186	3,784,522

The following shares subject to options and warrants to purchase common stock, and convertible preferred stock were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,			Nine Months ended September 30,
	2004	2005	2006	2006	2007
Shares underlying stock options	3,453,127	3,043,400	5,907,156	2,974,650	7,884,790
Restricted stock	71,429	—	—	—	—
Shares subject to stock warrants	2,139,888	2,165,888	2,355,661	2,355,661	2,355,661
Convertible preferred stock (as converted basis)	20,261,602	20,261,602	38,443,420	38,443,420	38,443,420

	25,926,046	25,470,890	46,706,237	43,773,731	48,683,871

Common shares that are contingently issuable upon the conversion of the $9,549 convertible promissory notes payable have been excluded from the computation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect and the number of shares issuable can be determined only upon the attainment of a minimum future price per share of the Company’s common stock in either a qualifying Initial Public Offering or a Qualified Financing or Acquisition Transaction (as disclosed in Note 6). As of September 30, 2007, these events were not determinable and the current fair value of the Company’s common stock was less than the automatic conversion price. If a qualifying Initial Public offering or other qualified event does not occur by April 30, 2008, the Convertible Promissory Notes and accrued interest would mature and there would be no conversion.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

During 2002, the Company granted 71,429 shares of common stock to an employee. These shares contained certain restrictions on sale, transfer, or assignment and could not be disposed of during the employment term or during a post-employment non-competition period. The employee terminated employment in November 2004 and the non-competition restriction expired in November 2005. These shares of common stock are no longer designated as restricted and are included as outstanding shares in the denominator for the earnings per share calculations for periods subsequent to the lapse of the restriction.

10.	Income taxes

The Company generated net operating losses for all periods through September 30, 2007 and has determined under the principles of SFAS 109 that a full valuation allowance should be recognized on the deferred tax assets attributable to the tax loss carryforwards. As a result, no provision for income taxes was recorded.

The effective tax rate on income taxes is reconciled to the statutory income tax rate as follows:

	Years Ended December 31,
	2004		2005		2006
Tax computed at the federal statutory rate	34%		34%		34%
State income taxes, net of federal benefit	4%		4%		4%
Change in valuation allowance	(38%	)	(38%	)	(38%	)
Actual rate	0%		0%		0%

The deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Significant components of the deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006
Deferred tax assets:
Net operating loss carryforwards—Federal	$13,785	$16,500
Net operating loss carryforwards—State	1,720	2,068
Accrued expenses	84	151
Reserves	805	954
Valuation allowance	(16,257)	(19,502)

Total deferred tax assets, net of valuation allowance	137	171
Deferred tax liabilities:
Fixed assets	137	171

Net deferred tax assets	$—	$—

A valuation allowance of $16,257 and $19,502 at December 31, 2005 and 2006, respectively, has been recorded to offset net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

For the nine months ended September 30, 2007, the Company incurred additional net losses of $6,870 for federal and state tax purposes. As the Company is unable to conclude that it is more likely than not that the deferred tax assets associated with these additional net operating losses will be realized, an additional valuation allowance has been provided to offset the net deferred tax assets as of September 30, 2007. As of September 30, 2007, the valuation allowance was $22,464.

At December 31, 2006, the Company had federal tax net operating loss carryforwards of $48,529, and state net operating loss carryforwards of $47,597. The federal and state tax net operating loss carryforwards will expire between 2007 and 2026.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

Utilization of net operating loss carryforwards and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating loss carryforwards and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. The Company is in the process of completing an analysis to determine the impact of prior changes in ownership. The Company believes that there have been prior changes in ownership and that there may be limitations on the future utilization of federal and state net operating loss carryforwards and other deferred tax assets. Until the Company has determined the amount subject to limitation, the deferred tax assets will not be reduced. Additionally, such a limitation may occur as a result of a change in ownership upon the planned initial public offering. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities. To its knowledge, the Company is not under examination by any taxing authorities. Any net operating loss that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

11.	Related-party transaction

During the year ended December 31, 2004 and 2005, the Company incurred costs of approximately $64 and $68 for work performed by a related party in connection with legal services for equity financing and consulting services. There were no related-party transactions during the year ended December 31, 2006 or the nine month periods ended September 30, 2006 and 2007.

12.	Operating leases

Leases that do not meet the criteria for capitalization are classified as operating leases with related rentals charged to operations as incurred. The Company has an operating lease for our office and lab facility. This lease provides for periodic changes in base rent costs. Rent expense for this lease is recognized on a straight-line basis, calculated by dividing the aggregate minimum lease payments by the lease term. Differences between expense recognized and minimum lease payments is recognized as a deferred asset or liability on our balance sheet. At December 31, 2005 and 2006 and September 30, 2007, the Company maintained a deferred liability of approximately $50, $63, and $73, respectively. Total gross rental expense for the years ended December 31, 2004, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 was approximately $454, $455, $455, $341 and $344, respectively. Sublease income for those periods was approximately $5, $41, $81, $61 and $42, respectively.

As of December 31, 2006, the annual future commitments under non-cancellable long-term lease agreements are as follows:

2007	$442
2008	442
2009	484
2010	484
2011	484
Thereafter	—

Total future minimum lease payments	$2,336

On April 15, 2007, the Company entered into a lease amendment for its office and lab facility in order to lease additional office space for a three-year period beginning July 1, 2007. The cost of the additional space is $1 per month.

PRECISION THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 is unaudited)

(in thousands except for share and per share amounts)

13.	Company-sponsored 401(k) plan

The Company has a 401(k) retirement plan for all employees with a minimum of 30 days of service. Employees may contribute up to 20% of their salaries to their respective retirement accounts subject to limitations under the Internal Revenue Code. The Company provides a 25% match on employee contributions up to 6% of each contributing employee’s salary. Our matching contributions were approximately $27, $30 and $28, respectively, for the years ended December 31, 2004, 2005 and 2006 and $21 and $21 for the nine months ended September 30, 2006 and 2007, respectively.

Our Test: ChemoFx®

We enrich and expand aggressive, malignant cells from a patient’s live tumor specimen using our proprietary cell-culturing approach.
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We then harvest the malignant cells, place them into test plates and challenge the cells with ten different concentrations of up to 12 chemotherapies requested by the physician.
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After an incubation period, we count the surviving cells at each concentration level using automated microscopy.
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We then categorize the test results as “responsive,” “intermediate” or “non-responsive” based upon the number of surviving cells at each concentration.

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market filing fee.

	Amount to be Paid
SEC registration fee		$2,471
FINRA filing fee		8,550
NASDAQ Global Market initial listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our third amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our third amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and officers that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Precision Therapeutics or any of its affiliated enterprises, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2004 through October 31, 2007.

(1)	From January 1, 2004 through October 31, 2007, we have granted options under our 2000 Stock Plan to purchase 8,368,184 shares of common stock to employees, consultants and directors, having exercise prices ranging from $0.10 to $2.30 per share. Since January 1, 2004 through October 8, 2007, 433,266 shares of common stock have been issued upon the exercise of options issued to employees, consultants and directors under our 2000 Stock Plan for aggregate consideration of approximately $57,000, at exercise prices ranging from $0.10 to $0.336 per share.

(2)	In July and August 2004, we issued and sold an aggregate of 6,756,410 shares of Series A1 preferred stock to a total of approximately 40 accredited investors for aggregate consideration of approximately $6.8 million. In connection therewith, investors exchanged 2,022,269 shares of common stock for an equivalent number of shares of Series A3 preferred stock and no additional consideration.

(3)	In February 2005, in connection with the renewal of an equipment leasing facility, we issued a warrant to purchase 26,000 shares of common stock with an exercise price of $1.00 per share to a financing institution.

(4)	In February 2006, we issued and sold an aggregate of 18,181,818 shares of Series B preferred stock to a total of approximately 40 accredited investors for aggregate consideration of $20.0 million.

(5)	In July 2006, in connection with the renewal of an equipment leasing facility, we issued a warrant to purchase 7,955 shares of common stock with an exercise price of $1.10 per share to a financing institution.

(6)	In December 2006, in connection with the issuance of a promissory notes in the principal amount of $4.0 million, we issued a warrant to purchase 181,818 shares of Series B preferred stock with an exercise price of $1.10 per share to a financing institution.

(7)	In August 2007, we issued and sold convertible promissory notes in aggregate principal amount of $9.5 million to a total of approximately 20 accredited investors.

The offers, sales and issuances of the securities described in paragraph (1) were exempt from registration under the Securities Act under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees or directors and received the securities under our 2000 Stock Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment or business relationships, to information about us.

The offers, sales, and issuances of the securities described in paragraph (2) through (7) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.

3.1*	Third Amended and Restated Certificate of Incorporation of the Registrant, currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering.

3.3*	Bylaws of the Registrant, currently in effect.

3.4†	Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2†	Specimen Common Stock Certificate.

4.3*	Third Amended and Restated Investors Rights Agreement, dated as of February 16, 2006, by and between the Registrant and the other parties named therein, as amended.

4.4	Note Purchase Agreement by and among the Registrant and the other parties named therein.

4.5	Form of Convertible Promissory Note of the Registrant, dated August 23, 2007.

4.6*	Master Security Agreement, dated as of December 29, 2006, by and between the Registrant and General Electric Capital Corporation.

Exhibit Number	Description of Document
4.7*	Promissory Note, dated as of December 29, 2006 and made in favor of General Electric Capital Corporation in the principal amount of $4,000,000.
4.8*	Form of Series I Warrant to Purchase Common Stock, as amended, of various dates of issuance.
4.9*	Form of Series II Warrant to Purchase Common Stock, dated as of June 30, 1999.
4.10*	Form of Series III Warrant to Purchase Common Stock, dated as of April 28, 2000.
4.11*	Warrant to Purchase Common Stock, dated as of January 11, 2001, and issued to National City Bank.
4.12*	Warrant to Purchase Common Stock, dated as of September 25, 2002, and issued to General Electric Capital Corporation.
4.13*	Form of Bridge Warrant, dated as of August 22, 2003.
4.14*	Warrant to Purchase Common Stock, dated as of February 17, 2005, and issued to General Electric Capital Corporation.
4.15*	Warrant to Purchase Common Stock, dated as of August 18, 2006, and issued to General Electric Capital Corporation.
4.16*	Warrant to Purchase 181,818 Shares of Series B Convertible Preferred Stock, dated as of December 29, 2006, and issued to General Electric Capital Corporation.
5.1†	Opinion of Cooley Godward Kronish LLP.
9.1*	Third Amended and Restated Stockholders Agreement, dated as of February 16, 2006.
10.1†	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2+†	Employment Agreement between the Registrant and Sean C. McDonald.
10.3+†	Letter Agreement between the Registrant and Sharon S. Kim.
10.4+†	Letter Agreement between the Registrant and Michael J. Gabrin.
10.5+†	Letter Agreement between the Registrant and Holly H. Gallion.
10.6+†	Letter Agreement between the Registrant and Matthew P. Marshall.
10.7+*	Advisory Agreement, dated as of March 28, 2002, by and between the Registrant and Alan Wells.
10.8+*	2000 Stock Plan, as amended.
10.9+*	Form of Stock Option Agreement under the 2000 Stock Plan.
10.10+†	2007 Equity Incentive Plan.
10.11+†	Form of Option Agreement and Form of Option Grant Notice under the 2007 Equity Incentive Plan.
10.12+†	2007 Non-Employee Directors’ Stock Option Plan.
10.13+†	Form of Stock Option Agreement and Form of Option Grant Notice under the 2007 Non-Employee Directors’ Stock Option Plan.
10.14+†	2007 Employee Stock Purchase Plan.
10.15+†	Form of 2007 Employee Stock Purchase Plan Offering Document.
10.16*	Lease, dated as of March 28, 2001, by and between the Registrant and 2516 Jane Street Associates, LLC, as amended on July 11, 2001, January 14, 2004 and April 15, 2007.
10.17&	Non-Exclusive License Agreement, by and between the Registrant and the University of Pittsburgh.
23.1	Consent of Ernst & Young LLP.
23.2†	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (see page II-6 to the Registration Statement on Form S-1 (File No. 333-145666) filed with the SEC on August 24, 2007).

*	Previously filed.
†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
&	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on the 2nd day of November, 2007.

PRECISION THERAPEUTICS, INC.

By:	/s/ SEAN C. MCDONALD
Sean C. McDonald President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ SEAN C. MCDONALD Sean C. McDonald	President and Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	November 2, 2007

/S/ SHARON S. KIM Sharon S. Kim	Vice President, Business Development (Principal Accounting and Financial Officer)	November 2, 2007

* Stanley N. Lapidus	Director	November 2, 2007

* Joel P. Adams	Director	November 2, 2007

* Kevin C. Johnson	Director	November 2, 2007

* Richard S. Kollender	Director	November 2, 2007

* Jeffrey E. Shogan, M.D.	Director	November 2, 2007

*By:	/S/ SHARON S. KIM
Sharon S. Kim Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.

3.1*	Third Amended and Restated Certificate of Incorporation of the Registrant, currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering.

3.3*	Bylaws of the Registrant, currently in effect.

3.4†	Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2†	Specimen Common Stock Certificate.

4.3*	Third Amended and Restated Investors Rights Agreement, dated as of February 16, 2006, by and between the Registrant and the other parties named therein, as amended.

4.4	Note Purchase Agreement by and among the Registrant and the other parties named therein.

4.5	Form of Convertible Promissory Note of the Registrant, dated August 23, 2007.

4.6*	Master Security Agreement, dated as of December 29, 2006, by and between the Registrant and General Electric Capital Corporation.

4.7*	Promissory Note, dated as of December 29, 2006 and made in favor of General Electric Capital Corporation in the principal amount of $4,000,000.

4.8*	Form of Series I Warrant to Purchase Common Stock, as amended, of various dates of issuance.

4.9*	Form of Series II Warrant to Purchase Common Stock, dated as of June 30, 1999.

4.10*	Form of Series III Warrant to Purchase Common Stock, dated as of April 28, 2000.

4.11*	Warrant to Purchase Common Stock, dated as of January 11, 2001, and issued to National City Bank.

4.12*	Warrant to Purchase Common Stock, dated as of September 25, 2002, and issued to General Electric Capital Corporation.

4.13*	Form of Bridge Warrant, dated as of August 22, 2003.

4.14*	Warrant to Purchase Common Stock, dated as of February 17, 2005, and issued to General Electric Capital Corporation.

4.15*	Warrant to Purchase Common Stock, dated as of August 18, 2006, and issued to General Electric Capital Corporation.

4.16*	Warrant to Purchase 181,818 Shares of Series B Convertible Preferred Stock, dated as of December 29, 2006, and issued to General Electric Capital Corporation.

5.1†	Opinion of Cooley Godward Kronish LLP.

9.1*	Third Amended and Restated Stockholders Agreement, dated as of February 16, 2006.

10.1†	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2+†	Employment Agreement between the Registrant and Sean C. McDonald.

10.3+†	Letter Agreement between the Registrant and Sharon S. Kim.

10.4+†	Letter Agreement between the Registrant and Michael J. Gabrin.

10.5+†	Letter Agreement between the Registrant and Holly H. Gallion.

10.6+†	Letter Agreement between the Registrant and Matthew P. Marshall.

Exhibit Number	Description of Document
10.7+*	Advisory Agreement, dated as of March 28, 2002, by and between the Registrant and Alan Wells.

10.8+*	2000 Stock Plan, as amended.

10.9+*	Form of Stock Option Agreement under the 2000 Stock Plan.

10.10+†	2007 Equity Incentive Plan.

10.11+†	Form of Option Agreement and Form of Option Grant Notice under the 2007 Equity Incentive Plan.

10.12+†	2007 Non-Employee Directors’ Stock Option Plan.

10.13+†	Form of Stock Option Agreement and Form of Option Grant Notice under the 2007 Non-Employee Directors’ Stock Option Plan.

10.14+†	2007 Employee Stock Purchase Plan.

10.15+†	Form of 2007 Employee Stock Purchase Plan Offering Document.

10.16*	Lease, dated as of March 28, 2001, by and between the Registrant and 2516 Jane Street Associates, LLC, as amended on July 11, 2001, January 14, 2004 and April 15, 2007.

10.17&	Non-Exclusive License Agreement, by and between the Registrant and the University of Pittsburgh.

23.1	Consent of Ernst & Young LLP.

23.2†	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-6 to the Registration Statement on Form S-1 (Filed No 333-145666) filed with the SEC on August 24, 2007).

*	Previously filed.
†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
&	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.